SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

4 March 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Page

Risk and balance sheet management	124
Presentation of information	124
Capital	126
Regulatory developments	129
Funding and liquidity risk	132
Interest rate risk	139
Structural foreign currency exposures	140
Credit risk	141
Market risk	173
Additional information	180
Selected Financial Data	180
Signature Page
Appendix 1 Businesses outlined for disposal
Appendix 2 Additional risk management disclosures
Appendix 3 Asset Protection Scheme

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is now 98% owned by RBS and is fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility. RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Recent Developments

Gender equality in insurance contracts
On 1 March 2011, the European Court of Justice (ECJ) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the Insurance industry.  This will have a significant impact on the insurance industry in calculating premiums and determining benefits.  The Group is currently working through the findings, and any changes arising will be implemented by December 2012 in line with the ruling from the ECJ.  At this stage, it is not possible to estimate the impact which the ECJ's ruling may have on the Group's businesses, financial position or profitability.

Condensed consolidated income statement
for the year ended 31 December 2010

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Interest receivable	5,612	5,584	5,977	22,776	26,311
Interest payable	(2,032)	(2,173)	(2,558)	(8,567)	(12,923)

Net interest income	3,580	3,411	3,419	14,209	13,388

Fees and commissions receivable	2,052	2,037	2,353	8,193	8,738
Fees and commissions payable	(449)	(611)	(894)	(2,211)	(2,790)
Income from trading activities	364	277	709	4,517	3,761
Gain on redemption of own debt	-	-	-	553	3,790
Other operating income (excluding insurance premium income)	1,003	(317)	304	1,479	873
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Non-interest income	4,242	2,675	3,780	17,659	19,638

Total income	7,822	6,086	7,199	31,868	33,026

Staff costs
- excluding curtailment gains	(2,194)	(2,423)	(2,494)	(9,671)	(9,993)
- pension schemes curtailment gains	-	-	2,148	-	2,148
Premises and equipment	(709)	(611)	(685)	(2,402)	(2,594)
Other administrative expenses	(1,048)	(914)	(1,184)	(3,995)	(4,449)
Depreciation and amortisation	(546)	(603)	(600)	(2,150)	(2,166)
Write-down of goodwill and other intangible assets	(10)	-	(52)	(10)	(363)

Operating expenses	(4,507)	(4,551)	(2,867)	(18,228)	(17,417)

Profit before other operating charges and impairment losses	3,315	1,535	4,332	13,640	15,609
Insurance net claims	(1,182)	(1,142)	(1,321)	(4,783)	(4,357)
Impairment losses	(2,141)	(1,953)	(3,099)	(9,256)	(13,899)

Operating loss before tax	(8)	(1,560)	(88)	(399)	(2,647)
Tax credit/(charge)	3	295	(644)	(634)	429

Loss from continuing operations	(5)	(1,265)	(732)	(1,033)	(2,218)

Profit/(loss) on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	56	-	-	(963)	-
Other (losses)/profits from discontinued operations, net of tax	(1)	18	(135)	330	(105)

Profit/(loss) from discontinued operations, net of tax	55	18	(135)	(633)	(105)

Profit/(loss) for the period	50	(1,247)	(867)	(1,666)	(2,323)
Non-controlling interests	(38)	101	246	665	(349)
Preference share and other dividends	-	-	(144)	(124)	(935)

Profit/(loss) attributable to ordinary and B shareholders	12	(1,146)	(765)	(1,125)	(3,607)

Highlights

2010 results summary
The Royal Bank of Scotland Group plc has achieved good momentum in its recovery in 2010, with measurable progress towards its strategic goals. The Group’s balance sheet has been strengthened, with a £63 billion reduction in Non-Core funded assets and a £14 billion increase in customer deposits, excluding £131 billion attributable to the transfer of assets to other Consortium Members following the legal separation of ABN AMRO. Margins have been steadily rebuilt, with net interest margin up 26 basis points over the course of 2010, and stable in Q4. Impairments, though volatile from quarter to quarter, have declined by a third from their peak in 2009.

Group operating loss before tax in 2010 was £399 million, compared with a £2,647 million operating loss for 2009. On the same basis, Q4 2010 Group operating loss before tax was £8 million compared with an operating loss of £1,560 million for Q3 2010 and an operating loss of £88 million in Q4 2009.

Operating profit in the Core bank was £7,418 million in 2010, 12% lower than the 2009 operating profit of £8,467 million. Retail & Commercial performance showed strong improvement in 2010, with a 6% increase in income and 10% decrease in impairments resulting in operating profit growth of 66%. This partially offset a return to more normalised results for Global Banking & Markets (GBM) relative to its exceptional performance in 2009. Core operating profit was £1,671 million in Q4 2010 compared with £1,732 million in Q3 2010 and £913 million in Q4 2009.

Non-Core operating results for the year also improved, with impairments decreasing by 41% and an overall operating loss of £5,505 million compared with a loss of £14,557 million in 2009. Non-Core operating loss was £1,616 million in the fourth quarter, compared with £1,006 million in Q3 2010, primarily due to a change in assumption relating to the expected life of several trades, fair value write-downs on property exposures and higher impairments on the Ulster Bank corporate real estate book.

A credit of £582 million was booked in Q4 2010 in relation to the movement in fair value of own debt (FVOD) as credit spreads widened. The full year impact was a £174 million credit for 2010 compared with a charge of £142 million in 2009.

The net loss attributable to shareholders was £1,125 million for 2010 compared with a loss of £3,607 million in 2009.

After integration and restructuring costs, amortisation of intangibles, the impact of strategic disposals, the UK bonus tax and a charge of £1,550 million relating to the Asset Protection Scheme (APS) the Group recorded a pre-tax loss of £399 million for 2010, compared with a loss of £2,647 million for 2009.  RBS is required to account for the APS as a credit derivative, and movements in the fair value of the contract are taken as a non-operating item. The charge reflects improving credit spreads on the portfolio of covered assets, particularly in the second half of the year, as well as reductions in the assets covered by the programme. The pre-tax result on the same basis in Q4 2010 was a loss of £8 million, compared with £1,560 million in Q3 2010.

Highlights (continued)

2010 results summary (continued)

The net loss attributable to shareholders was £1,125 million for 2010 compared with a loss of £3,607 million in 2009. Excluding the after-tax cost of APS in 2010 of £1,116 million, the Group delivered a slight attributable loss of £9 million. The Q4 2010 attributable profit was £12 million, compared with a £1,146 million loss in Q3 2010. Excluding the after-tax APS cost in Q4 of £522 million, the Group delivered an attributable profit of £534 million for Q4 2010.

Operating performance
Core operating results for 2010 were down on 2009, with a strong performance from the Retail & Commercial businesses offset by a decline in GBM revenues from 2009’s unusually strong levels.

Retail & Commercial income grew by 6%, to £16,923 million, driven by steady improvement in net interest margin over the course of the year, while expenses decreased by 2%, resulting in an 18% increase in profit before impairment losses. Impairments were 10% lower at £3,626 million for the year, with improved credit performances in all Retail & Commercial businesses except Ulster Bank, which has faced an economic environment that remains challenging.

GBM revenues were 28% down relative to 2009, which had seen unusually favourable market conditions as rapidly falling interest rates generated significant revenue opportunities. Q3 and Q4 2010 income was also impacted by risk aversion and lower volumes in the market as a whole. However, 2010 expenses were 6% lower while impairments improved significantly from £640 million in 2009 to £151 million in 2010.

RBS Insurance continued to improve quarter-on-quarter, broadly achieving a breakeven position for Q4 (£9 million loss). Overall, the 2010 performance deteriorated from 2009 levels driven by an increase in claims and fall in income. However, management actions during the year are beginning to turn the business around and underlying profitability is trending back towards acceptable levels.

Operating losses in the Non-Core division fell sharply during 2010, with improved trading results and impairment losses falling by 41%. However, Q4 2010 generated the first loss before impairments in four quarters at £405 million, driven by a change in assumption relating to the expected life of several trades and some deterioration in underlying assets, and impairments increased quarter-on-quarter by £40 million, largely driven by an increase in respect of Irish commercial real estate assets.

Overall Group impairments fell 33% to £9,256 million for 2010. Q4 2010 impairments of £2,141 million included a charge of £1,165 million relating to Ulster Bank’s Core and Non-Core portfolios. Provision coverage of REILs in these portfolios at end 2010 was 44%, compared with 29% at end 2009.

Highlights (continued)

2010 results summary (continued)

Efficiency
Group expenses increased by 5% to £18,228 million in 2010, principally due to the gain on pension curtailment of £2,148 million in 2009, and were marginally down from Q3 to Q4 2010. Core expenses were also down 4% year-on-year, driven primarily by cost savings in Ulster Bank, UK Retail and GBM. In Ulster Bank the culmination of its business restructuring and cost reduction programme achieved a 24% decrease in total expenses from 2009 levels.

Overall, the Group’s cost reduction programme continues to deliver material savings which have been funding investments to strengthen our Core franchises. Annualised savings are now just ahead of the £2.5 billion target for 2011.

Non-Core expenses decreased by 5% in 2010, to £2,325 million, reflecting a number of significant business disposals during the year.

Costs within Business Services, which provides technology, property and operational services to the Group’s customer facing divisions, fell 7% from 2009. The decrease was driven by the good progress made on the Group’s cost saving initiatives and country exits in Non-Core.

The Group’s cost:income ratio in 2010, net of insurance claims, was 67% compared with 61% for 2009. The Core cost:income ratio, on the same basis, was 56% for 2010 compared with 53% for 2009 with improvement in Retail and Commercial offset by GBM decline as revenues normalised.

Balance sheet management
The Group’s funded balance sheet decreased by £55 billion during Q4 2010, with Non-Core funded assets shrinking to £138 billion as the disposal programme made significant progress, while portfolio run-off continued.

Q4 2010 saw a particularly strong deposit-gathering performance, with customer balances increasing by £8 billion, driven by strong inflows in UK Retail as well as in Global Transaction Services. Customer deposits have decreased by £117 billion in 2010; of which £131 billion was attributable to the transfer of assets to other Consortium Members following the legal separation of ABN AMRO Excluding this transfer, customer deposits totalled £429 billion, up £14 billion from the end of 2009.

As a result, the loan to deposit ratio has continued to improve from 135% in December 2009 to 117% for the Group and from 104% to 96% for Core. The customer funding gap has also decreased from £142 billion in December 2009 to £74 billion in December 2010.

Short-term wholesale borrowing decreased from £250 billion at 31 December 2009 to £157 billion at 31 December 2010. The Group exceeded its 2010 term funding targets by issuing £38 billion of term debt during the year and extended the average maturity of debt securities in issue to increase the proportion of debt instruments with a remaining maturity of greater than one year from 50% at 31 December 2009 to 61% at 31 December 2010. Utilisation of total central bank funding was reduced from £48 billion to £26 billion through the course of the year. The liquidity portfolio was slightly above target at £155 billion as at 31 December 2010.

Highlights (continued)

2010 results summary (continued)

Capital
The Group’s Core Tier 1 ratio at 31 December 2010 was 10.7%, up 50 basis points on the end of Q3 2010 and 30 basis points lower than at end 2009. Gross risk-weighted assets (RWAs), excluding the relief provided by the Asset Protection Scheme, fell by £24 billion during Q4 to £571 billion, with reductions in nominal assets partially offset by more conservative weightings on large corporate exposures. Over the course of 2010, excluding the reduction attributable to the disposal of RFS Holdings minority interest of £100 billion, RWAs increased by £2 billion, reflecting disposals in Non-Core, partially offset by changes in regulatory requirements.

Customer franchises
Serving our customers better remains a cornerstone of the Group’s strategy. In 2010 RBS has invested in improvements to customer service and has set out an approach to putting customers first and giving them clear reasons to choose the Group for their banking needs.

2010 saw the launch of a number of customer initiatives, including the UK Customer Charter and SME Support Charter.  These initiatives recognise the importance of our customer franchises and the need to attract and retain loyal customers by listening to them and improving the way we do business.

UK Customer Charter
The RBS and NatWest customer charters were developed on the basis of the views of 30,000 customers and represent specific commitments on ways in which the Group aims to deliver ‘Helpful Banking’ to its customers.

Commitments include:
•	extending the opening hours in our busiest branches;
•	keeping customers secure when banking online through the provision of free market-leading enhanced security software; and
•	actively supporting our local communities.

Progress towards the achievement of the 14 individual commitments will be independently reviewed and reported every six months.

SME Customer Charter
The Group is committed to supporting SME customers, and the SME Customer Charter underpinned this commitment in 2010.

The Charter includes a commitment to helping new SMEs with cash flow management by offering free transactional banking for their first two years in business. A dedicated Business Hotline has been set up to provide advice and support when required, and over 2,300 customers took advantage of this during 2010.

RBS helped 103,329 new businesses to enter the market in 2010, a 1.9% increase on the 101,407 in 2009, thus remaining in line with the SME Charter commitment. Over 90% of SME customers who renewed their overdraft facilities in 2010 did so at the same or lower margin as before.

Highlights (continued)

2010 results summary (continued)

In Ireland, Ulster Bank launched its own versions of both the Customer and SME Charters as part of its "Help for what matters" programme. In the US, Citizens launched a new brand platform of “Good Banking is Good Citizenship” to highlight the bank’s responsibility to its customers and the wider communities in which it operates.

Customer franchises (continued)
2010 saw Global Transaction Services partner with UK Trade & Investment to help UK businesses take advantage of export opportunities in Asia by supporting a number of “Meet the Expert” roadshows hosted around the country.

RBS Insurance was rated best for customer service by Consumer Intelligence during the first half of 2010 and GBM was also recognised for service quality as most innovative in asset & liability management and inflation products.

RBS customer franchises have demonstrated the strength of their foundations through the turbulence of the last three years. However, the Group recognises that it has much further to travel to achieve the levels of customer service to which it aspires.

UK Lending
RBS’s business lending activity increased in Q4 2010, with £15.6 billion of gross new facilities extended to UK businesses, compared with £13.9 billion in Q3. This brought gross new lending for the full year 2010 to £55.3 billion. Companies have, however, continued to concentrate on deleveraging with net repayments totalling £4.6 billion compared with £3.7 billion in Q3 2010. Demand for new credit facilities has been driven principally by good volumes in the medium and large segments, where many corporates have brought forward refinancings to take advantage of the low interest rates and longer tenures available.

By contrast, activity levels in the SME segment remain more subdued. Gross new facilities extended to SMEs totalled £7.3 billion in Q4 2010, down 4% from Q3, bringing lending for the calendar year to £30.3 billion. SME loan applications in Q4 were 8% down on Q3, and applications in the full year 2010 were 9% lower than in 2009. Acceptance rates remain above 85%. The average interest rate on new loans to SMEs in 2010 was 3.36%.

Although many SME customers continue to deleverage, RBS’s Core Business & Commercial operation achieved positive net lending to SMEs in 2010, with industrial and commercial balances up £0.8 billion compared with 31 December 2009, partially offset by a further net reduction of £0.5 billion in the real estate and construction sectors. Non-Core portfolios have continued to run off, as planned leaving aggregate Group SME loan balances down £3.5 billion in 2010, with more than three quarters of the reduction accounted for by the real estate and construction sectors.

Overdraft drawings by SMEs have declined by 9% over the course of 2010 and overdraft utilisation rates have fallen back to 45% at end 2010, compared with 47% a year earlier, demonstrating that credit demand among SMEs remains muted.

Highlights (continued)

2010 results summary (continued)

UK Lending (continued)
The Group remains on target to achieve its gross business lending target of £50 billion, including £30 billion to SMEs, in the March 2010 to February 2011 period. Patterns of customer demand remain muted pending stronger evidence of increased sales demand. However, RBS is maintaining its efforts to support its UK customers, in particular SMEs, and was pleased to take part in the recent agreement with the UK Government known as Project Merlin. The Group’s target is to provide at least as much credit support to SMEs in 2011 as in 2010, and has further set aside additional lending capacity to support significant further growth if demand materialises above current expected credit demand.

In mortgages, gross lending totalled £18.7 billion in 2010, down 3% from 2009’s very strong performance, with market activity weakening in the fourth quarter. Market share of new mortgage lending remained at 11% in the quarter, well above the Group’s 8% share of stock. RBS gross lending volumes in Q4 remained strong at £4.4 billion, although down 17% from Q3. The Group's share of lending to first time buyers remained particularly strong at 16%. With good retention rates among existing customers, net lending increased by £1.8 billion during Q4, taking total net lending for the full year 2010 to £8.8 billion which is in excess of the Group’s net mortgage lending target of £8 billion in the March 2010 to February 2011 period.

Disposals
RBS has made substantial progress in its disposal programme over the course of 2010, from both the sale of Non-Core businesses and the divestments mandated by the European Commission. During Q4 2010 the Group announced the exit of businesses in China and Uzbekistan. It also completed the disposal of an 80.01% interest in Global Merchant Services, one of the principal businesses earmarked for divestment under the agreement with the EC, to Advent International and Bain Capital.

A total of 20 business disposals have been signed or completed in 2010, with sales spanning 18 countries. The disposal programme reduced Non-Core funded assets by £33 billion over the course of 2010, with a further £12 billion of Non-Core disposals signed and due to complete in the course of 2011.

In addition, the sale of the Group’s RBS England and Wales and NatWest Scotland branch business to Santander is progressing well, with merger approval received from the European Commission during Q4. The sale is still subject to regulatory approval by the Financial Services Authority and the High Court, and is expected to complete by 31 March 2012.

Advisers have been appointed to assist in preparing RBS Insurance for eventual sale or flotation, with a current target date of 2012.

Condensed consolidated balance sheet
at 31 December 2010

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	57,014	61,416	52,261
Net loans and advances to banks	57,911	60,334	56,656
Reverse repurchase agreements and stock borrowing	42,607	48,407	35,097
Loans and advances to banks	100,518	108,741	91,753
Net loans and advances to customers	502,748	528,049	687,353
Reverse repurchase agreements and stock borrowing	52,512	44,503	41,040
Loans and advances to customers	555,260	572,552	728,393
Debt securities	217,480	226,410	267,254
Equity shares	22,198	21,755	19,528
Settlement balances	11,605	22,874	12,033
Derivatives	427,077	548,805	441,454
Intangible assets	14,448	14,369	17,847
Property, plant and equipment	16,543	17,398	19,397
Deferred tax	6,373	5,909	7,039
Prepayments, accrued income and other assets	12,576	11,908	20,985
Assets of disposal groups	12,484	17,450	18,542

Total assets	1,453,576	1,629,587	1,696,486

Liabilities
Bank deposits	66,051	80,304	104,138
Repurchase agreements and stock lending	32,739	41,465	38,006
Deposits by banks	98,790	121,769	142,144
Customer deposits	428,599	420,639	545,849
Repurchase agreements and stock lending	82,094	87,287	68,353
Customer accounts	510,693	507,926	614,202
Debt securities in issue	218,372	235,083	267,568
Settlement balances	10,991	20,628	10,413
Short positions	43,118	44,004	40,463
Derivatives	423,967	543,397	424,141
Accruals, deferred income and other liabilities	23,089	23,667	30,327
Retirement benefit liabilities	2,288	2,637	2,963
Deferred tax	2,142	2,270	2,811
Insurance liabilities	6,794	6,782	10,281
Subordinated liabilities	27,053	27,890	37,652
Liabilities of disposal groups	9,428	16,154	18,890

Total liabilities	1,376,725	1,552,207	1,601,855

Equity
Non-controlling interests	1,719	1,780	16,895
Owners’ equity*
Called up share capital	15,125	15,030	14,630
Reserves	60,007	60,570	63,106

Total equity	76,851	77,380	94,631

Total liabilities and equity	1,453,576	1,629,587	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,388	70,856	69,890
Other equity owners	4,744	4,744	7,846

	75,132	75,600	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,453.6 billion at 31 December 2010 were down £242.9 billion, 14%, compared with 31 December 2009. This principally reflects the disposal of the RFS minority interest, the continuing planned disposal of Non-Core assets, together with a reduction in the level of debt securities and the mark-to-market value of derivatives.

Cash and balances at central banks were up £4.8 billion, 9%, to £57.0 billion principally due to an improvement in the Group's structural liquidity position during 2010.

Loans and advances to banks increased by £8.8 billion, 10%, to £100.5 billion. Adjusting for the disposal of the RFS minority interest, the increase was £16.6 billion, 20%. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £7.5 billion, 21% to £42.6 billion and bank placings rose £9.1 billion, 19%, to £57.9 billion,  primarily as a result of the investment of surplus liquidity in short-term assets.

Loans and advances to customers decreased £173.1 billion, 24%, to £555.3 billion. Excluding the disposal of the RFS minority interest, lending to customers was down £40.4 billion, 7%. Within this, reverse repurchase agreements were up £11.5 billion, 28%, to £52.5 billion. Customer lending decreased by £51.9 billion to £502.7 billion or £48.9 billion before impairment provisions. This reflected planned reductions in Non-Core of £39.7 billion along with declines in Global Banking & Markets, £16.7 billion, US Retail & Commercial, £2.6 billion and Ulster Bank, £2.0 billion. These were partially offset by growth in UK Retail, £5.4 billion, Wealth, £2.4 billion and Global Transaction Services, £1.7 billion, together with the effect of exchange rate and other movements, £2.6 billion.

Debt securities were down £49.8 billion, 19%, to £217.5 billion, or £31.6 billion, 13%, adjusting for the disposal of the RFS minority interest, driven mainly by reductions in Global Banking & Markets.

The value of derivative assets were down £14.4 billion, 3%, to £427.1 billion, primarily reflecting a decrease in interest contracts, movements in five to ten year interest yields, and the combined effect of currency movements, with Sterling weakening against the dollar but strengthening against the Euro.

The reduction in assets and liabilities of disposal groups resulted from the completion of disposals of certain of the Group’s Asian and Latin American businesses, and substantially all of the RBS Sempra Commodities JV business.

Deposits by banks declined £43.4 billion, 31%, to £98.8 billion or £55.0 billion, 36% following the disposal of the RFS minority interest, with reduced inter-bank deposits, down £49.7 billion, 43%, to £65.9 billion and lower repurchase agreements and stock lending (‘repos’), down £5.3 billion, 14%, to £32.7 billion.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts decreased £103.5 billion, 17%, to £510.7 billion but were up £28.1 billion, 6%, excluding the disposal of the RFS minority interest. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services, £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

Debt securities in issue were down £49.2 billion, 18%, to £218.4 billion. Excluding the RFS minority interest disposal, they declined £28.0 billion, 11%, to £218.4 billion. Reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets were partially offset by a programme of new term issuances totalling £38.4 billion.

Subordinated liabilities decreased by £10.6 billion, 28% to £27.1 billion or £4.5 billion, 14% excluding the disposal of the RFS minority interest. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.8 billion US dollar and Sterling preference shares and the redemption of £1.6 billion of other dated and undated loan capital, which were partially offset by the effect of exchange rate movements and other adjustments of £0.5 billion.

The Group’s non-controlling interests decreased by £15.2 billion, primarily reflecting the disposal of the RFS minority interest, £14.4 billion, the majority of the RBS Sempra Commodities JV business, £0.6 billion, and the life assurance business, £0.2 billion.

Owner’s equity decreased by £2.6 billion, 3%, to £75.1 billion. This was driven by the partial redemption of preference shares and paid in equity, £3.1 billion less related gains of £0.6 billion, the attributable loss for the period, £1.1 billion, together with an increase in own shares held of £0.7 billion and higher losses in available-for-sale reserves, £0.3 billion. Offsetting these reductions were the issue of £0.8 billion ordinary shares on conversion of the US dollar and Sterling non-cumulative preference shares classified as debt and exchange rate and other movements, £1.2 billion.

Results summary

	Year ended
	31 December 2010	31 December 2009
Net interest income	£m	£m

Net interest income (1)	13,847	13,104

Average interest-earning assets	967,313	1,043,587

Net interest margin
- Group	2.00%	1.74%
- Core
- Retail & Commercial (2)	3.14%	2.89%
- Global Banking & Markets	1.05%	1.38%
- Non-Core	1.16%	0.69%

Notes:
(1)	Refer to further analysis on page 122.
(2)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

2010 compared with 2009
•	An improvement of 26 basis points in Group NIM reflects expanding asset margins in Core UK Retail and Corporate divisions as well as in the US.

•	The run-off of low-yielding Non-Core assets contributed 7 basis points to the increase in Group NIM.

•
The Group NIM is affected by increased funding costs, with deposit margins still low, and negatively affected by the expansion of the liquidity portfolio, and higher costs arising from the successful execution of the term funding programme.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,603	1,426	1,459	5,982	5,768
Income from trading activities
- Asset Protect Scheme credit default swap – fair value changes	(725)	(825)	-	(1,550)	-
- fair value of own debt	110	(330)	(79)	(75)	(193)
- other	979	1,432	788	6,142	3,954
Gain on redemption of own debt	-	-	-	553	3,790
Other operating income
- strategic disposals	502	27	(166)	171	132
- fair value of own debt	472	(528)	349	249	51
- other	29	184	121	1,059	690

Non-interest income (excluding insurance net premium income)*	2,970	1,386	2,472	12,531	14,372
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Total non-interest income	4,242	2,675	3,780	17,659	19,638

* Includes fair value of own debt impact
Income/(loss) from trading activities	110	(330)	(79)	(75)	(193)
Other operating income	472	(528)	349	249	51

Fair value of own debt	582	(858)	270	174	(142)

Key points
Q4 2010 compared with Q3 2010
•
The increase in net fees and commissions principally reflected an increase in Non-Core general  insurance underwriting income received in respect of legacy policies during Q4 2010. This increase in net fees and commissions is offset by an increase in insurance claims.

•
Income from trading activities increased by £87 million principally due to movements in the fair value of own debt, partially offset by a change in assumption relating to the expected life of several trades and fair value write-downs on property exposures.

•
APS is accounted for as a credit derivative, and movements in the fair value of the contract are recorded as income from trading activities. The charge of £725 million in Q4 2010 reflects improving credit spreads on the portfolio of covered assets, as well as a decrease in covered assets from £205.4 to £194.7 billion.

•
Movements in fair value of own debt (FVOD) increased revenue by £582 million in the quarter. This reflected a widening of the Group’s credit spreads driven by the European sovereign debt crisis and reversed the loss of the previous quarter.

•	Other operating income increased by £1,320 million, principally due to movements in the fair value of own debt, offset by declines in the fair value of certain Non-Core property exposures.

•	Net gains of £502 million were booked on strategic disposals in Q4 2010, with a gain of £837 million on the sale of GMS partially offset by losses on the sale of certain project finance assets.

Results summary (continued)

Q4 2010 compared with Q4 2009
•
Gains of £502 million were booked on strategic disposals in Q4 2010 compared with a loss on disposal of £166 million in Q4 2009. The loss in 2009 primarily related to the sale of part of the Latin American businesses.

2010 compared with 2009
•
Trading revenues in GBM were lower than in 2009, which saw unusually buoyant market conditions as rapidly falling interest rates generated significant revenue opportunities. This was more than offset by the improvement in Non-Core trading losses from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered, monoline spreads tightened and exposures were actively managed. The unwinding of some banking book hedges also helped to reduce trading losses.

•
Movements in FVOD have been volatile from quarter to quarter, but the full year impact was more limited, with FVOD generating a credit of £174 million for 2010 compared with a charge of £142 million in 2009.

•
A gain of £553 million was booked associated with the liability management exercise undertaken in May 2010, through which the Group strengthened its Core Tier 1 capital base by repurchasing existing Tier 1 securities and exchanging selected existing Upper Tier 2 securities for new senior debt securities. A similar series of exchange and tender offers concluded in April 2009 resulted in a gain of £3,790 million.

•
Strategic disposal gains of £171 million primarily reflected the gain on the sale of GMS offset by losses booked in Q2 2010 on the restructuring of the life assurance business and on the sale of a number of Latin American businesses.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- excluding pension schemes curtailment gains	2,194	2,423	2,494	9,671	9,993
- pension schemes curtailment gains	-	-	(2,148)	-	(2,148)
Premises and equipment	709	611	685	2,402	2,594
Other	1,048	914	1,184	3,995	4,449

Administrative expenses	3,951	3,948	2,215	16,068	14,888
Depreciation and amortisation
- amortisation of purchased intangible assets	96	123	59	369	272
- other	450	480	541	1,781	1,894
Write down of goodwill and other intangible assets	10	-	52	10	363

Operating expenses	4,507	4,551	2,867	18,228	17,417

General insurance	1,151	1,092	1,304	4,698	4,223
Bancassurance	31	50	17	85	134

Insurance net claims	1,182	1,142	1,321	4,783	4,357

Key points

Q4 2010 compared with Q3 2010
•	Expenses were broadly flat at £4,507 million driven by the benefits of the Group’s efficiency programme offset by higher premises and equipment costs.

•
Insurance net claims were 4% higher, driven by an increase in Non-Core claims related to  legacy business. RBS Insurance claims fell 5%, as bodily injury reserving has stabilised, providing a partial offset.

Q4 2010 compared with Q4 2009
•
Operating expenses increased by £1,640 million to £4,507 million. Excluding the gains on pensions curtailment of £2,148 million in 2009, operating expenses fell by 10% compared with Q4 2009 reflecting the realisation of cost saving initiatives, including a fall of 35% in Ulster Bank costs driven by the culmination of its business restructuring and restructuring programme.

•
Insurance claims decreased to £1,182 million driven by the £272 million strengthening of bodily injury reserves in Q4 2009, not repeated in 2010. This was partially offset by the impact of the unusually cold December in 2010.

Results summary (continued)

2010 compared with 2009
•
The main driver of a 5% increase in operating expenses was the impact of a £2,148 million gains on pension curtailment in 2009. This was partially offset by gains on the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises.  Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

●
Integration and restructuring costs were £1,032 million, compared with £1,286 million in 2009. Costs relating to the ABN AMRO integration have significantly declined although costs relating to country and business exits remain high.

●	The charge for the amortisation of purchased intangible assets increased to £369 million for 2010, reflecting the write down of brands and other intangibles following Non-Core disposals.

•
Premises and equipment costs fell by 7% in the year largely driven by efficiency cost savings, significant one-off property impairments recognised in 2009 and country exits following Non-Core disposals.

•
Insurance claims increased 10%, driven by an overall increase in bodily injury reserves, reflecting prior year claims and more claims being settled as periodic payment orders. Severe weather experienced during Q1 and Q4 2010 also drove up claims in the year.

Results summary (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,155	1,908	3,032	9,144	13,090
Securities impairment losses	(14)	45	67	112	809

Group impairment losses	2,141	1,953	3,099	9,256	13,899

Loan impairment losses
- latent	(116)	40	224	(121)	1,184
- collectively assessed	729	748	956	3,070	3,994
- individual assessed customers	1,555	1,120	1,842	6,208	7,878
Customer loans	2,168	1,908	3,022	9,157	13,056
Bank loans	(13)	-	10	(13)	34

Loan impairment losses	2,155	1,908	3,032	9,144	13,090

Customer loan impairment charge as % of gross loans and advances (1)	1.6%	1.4%	2.1%	1.7%	2.3%
- Core	0.9%	0.7%	1.2%	0.9%	1.1%
- Non-Core	4.4%	3.9%	4.6%	4.9%	5.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and includes disposal groups.

Key points

Q4 2010 compared with Q3 2010
•
Total impairments increased by 10% in Q4 2010. The increase was driven by higher specific impairments in Ulster Bank (Core and Non-Core) and UK Corporate. There was a reduction in collective impairments (UK Retail) and a net release of latent provisions overall reflecting a gradual improvement in the underlying credit environment.

•
The increase in Ulster Bank Group’s (Core and Non-Core) quarter-on-quarter impairments of £190 million to £1,165 million reflects higher latent provisions recorded on the mortgage and property portfolios. UK Corporate impairments increased by £61 million, largely driven by a small number of specific impairment cases as well as increases in its collectively assessed portfolios.

Q4 2010 compared with Q4 2009
•	Group impairments fell 31%, driven by the overall improvement in the economic environment.

•
In the Core businesses the largest decreases were in collective impairments (UK Retail), largely driven by lower arrears volumes on the unsecured portfolio, and in GBM, reflecting a general improvement in credit conditions and a release of latent loss provisions.

•	Non-Core specific impairments fell significantly from Q4 2009 levels, in line with the overall improvement in the economic environment.

Results summary (continued)

Key points (continued)

2010 compared with 2009
•	Impairment losses were £9,256 million, compared with £13,899 million in 2009. The 33% decrease reflects an overall improvement in the economic environments in which the Group operates.

•
Impairments fell in all Core businesses, except Ulster Bank Group, which faced an economic environment that remains challenging, with rising default levels across both personal and corporate portfolios.

•	Impairments for Ulster Bank Group (Core and Non-Core) increased to £3,843 million compared with £1,927 million in 2009.

•	A significant proportion of the reduction in Core impairments relates to lower specific and latent provisions in UK Corporate, US Retail & Commercial and GBM.

•
Non-Core impairments fell by 41% in 2010 reflecting the gradual improvement in the economic environment through 2010 and lower specific provisions, alongside a non-repeat of a large single name loss seen in 2009.

Results summary (continued)

Credit market exposures

The table below details the Group’s net credit and other market (losses)/gains for the period.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
Credit and other market (losses)/gains (1)	£m	£m	£m	£m	£m

Monoline exposures	(57)	191	(734)	(5)	(2,387)
CDPCs (2)	(38)	(15)	(111)	(141)	(957)
Asset-backed products	33	160	102	235	(288)
Other credit exotics	21	(2)	30	77	(558)
Equities	11	(15)	(13)	(17)	(47)
Banking book hedges	(70)	(123)	(262)	(82)	(1,727)
Other	(78)	(54)	(91)	(455)	(188)

Net credit and other market (losses)/gains	(178)	142	(1,079)	(388)	(6,152)

Notes:
(1)	Included in ‘Income from trading activities’, significantly all in Non-Core.
(2)	Credit derivative product companies.

Key points

Q4 2010 compared with Q3 2010
•
A change in assumptions relating to the expected life of several trades in the structured credit portfolio resulted in a charge of £160 million in respect of monoline exposures in Q4 2010. In addition, gains on disposals and net fair value gains on asset-backed products were smaller in Q4 2010 than in Q3 2010.

Q4 2010 compared with Q4 2009
•
Losses in Q4 2010 were significantly lower than in Q4 2009 as a number of banking book hedges were unwound in 2010 and the restructuring of certain monoline exposures resulted in sizable losses in Q4 2009.

2010 compared with 2009
•
Tightening credit spreads, a recovery in underlying asset prices and gains on sales of asset-backed products during 2010 contributed to significantly lower losses in 2010. Unwinding of some banking book hedges in 2010 also resulted in lower losses. Monoline losses of £2.4 billion in 2009 reflected widening credit spreads and lower recovery rates. CDPC losses were higher in 2009 due to losses on market risk hedges.

•
Other losses include credit valuation and other reserves against derivative counterparties other than monolines and CDPCs. Losses increased due to rating downgrades as well as other losses on specific deals.

Results summary (continued)

Capital resources and ratios	31 December 2010	30 September 2010	31 December 2009

Core Tier 1 capital	£50bn	£48bn	£60bn
Tier 1 capital	£60bn	£59bn	£76bn
Total capital	£65bn	£65bn	£87bn
Risk-weighted assets
- gross	£571bn	£595bn	£669bn
- impact of the Asset Protection Scheme	(£106bn)	(£117bn)	(£128bn)
Risk-weighted assets	£466bn	£478bn	£541bn
Core Tier 1 ratio	10.7%	10.2%	11.0%
Tier 1 ratio	12.9%	12.5%	14.1%
Total capital ratio	14.0%	13.5%	16.1%

Key points

Q4 2010 compared with Q3 2010
•	Core Tier 1 ratio improved in Q4 by 50 basis points to 10.7% principally reflecting the capital benefit from disposals coupled with reductions in RWAs due to Non-Core disposals.

•	Capital relief arising from APS continued to decline as the run-off of covered assets proceeds.

2010 compared with 2009
•
Over the full year 2010 Core Tier 1 ratio declined by 30 basis points. Core Tier 1 capital fell by £10 billion, principally reflecting the impact of the disposal of the non-controlling interests of the Consortium Members. Excluding this impact, Core Tier 1 capital increased by £1 billion, reflecting the capital benefits from disposals, the conversion of preference shares and the debt buy back coupled with reductions in expected loss and APS first loss deductions. Excluding the reduction of £103 billion attributable to the non-controlling interests of the Consortium Members, RWAs rose by 5%, with significant changes to regulatory requirements and associated modelling changes offsetting the reduction in assets resulting from the Non-Core disposal and run-off programme.

Results summary (continued)

Balance sheet	31 December 2010	30 September 2010	31 December 2009

Total assets	£1,454bn	£1,630bn	£1,696bn
Funded balance sheet (1)	£1,026bn	£1,081bn	£1,255bn
Loans and advances to customers (2)	£503bn	£528bn	£687bn
Customer deposits (3)	£429bn	£421bn	£546bn

Notes:
(1)	Total assets excluding derivatives
(2)	Excluding reverse repurchase agreements and stock borrowing.
(3)	Excluding repurchase agreements and stock lending.

Key points
•
Total funded assets reduced by £229 billion over the course of 2010, of which £171 billion was attributable to the transfer of assets to other Consortium Members following the legal separation of ABN AMRO. Non-Core’s funded assets fell by £16 billion in Q4 2010, of which £13 billion reflected disposals completed during the quarter. GBM assets fell by £24 billion in Q4, with low trading volumes in Q4 2010 resulting in a reduction in balances pending settlement.

•
Total loans and advances to customers fell by £25 billion in Q4 2010 principally reflecting reductions in GBM and Non-Core. Core Retail & Commercial loans and advances to customers remained stable in Q4 2010 but have risen by £6 billion over the course of 2010, driven by growth in UK mortgages.

•
Customer deposits have decreased by £117 billion, of which £131 billion was attributable to the transfer of assets to other Consortium Members following the legal separation of ABN AMRO. Excluding this transfer, the Group has been particularly successful in attracting and retaining deposits, with customer deposits growing by £8 billion in Q4 2010 and by £14 billion for the full year. Combined with the loan reduction, the result has been that the Group’s loan to deposit ratio, has improved markedly from 135% in December 2009 to 117% at the end of 2010. The Core loan to deposit ratio improved to 96%, from 104% at the end of 2009.

Further discussion of the Group’s funding and liquidity position is included on pages 132 to 138.

Divisional performance

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	558	398	128	1,372	229
UK Corporate	333	422	340	1,463	1,125
Wealth	87	74	89	304	420
Global Transaction Services	267	309	224	1,088	973
Ulster Bank	(271)	(176)	(275)	(761)	(368)
US Retail & Commercial	64	73	(19)	306	(113)

Retail & Commercial	1,038	1,100	487	3,772	2,266
Global Banking & Markets	527	589	765	3,364	5,758
RBS Insurance	(9)	(33)	(170)	(295)	58
Central items	115	76	(169)	577	385

Core	1,671	1,732	913	7,418	8,467
Non-Core	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

	55	726	(1,623)	1,913	(6,090)
Reconciling items:
Fair value of own debt	582	(858)	270	174	(142)
RFS Holdings minority interest	(2)	(181)	(170)	(150)	(356)
Amortisation of purchased intangible assets	(96)	(123)	(59)	(369)	(272)
Integration and restructuring costs	(299)	(311)	(228)	(1,032)	(1,286)
Gain on redemption of own debt	-	-	-	553	3,790
Strategic disposals	502	27	(166)	171	132
Bonus tax	(15)	(15)	(208)	(99)	(208)
Asset Protection Scheme credit default swap - fair value changes	(725)	(825)	-	(1,550)	-
Gains on pensions curtailment	-	-	2,148	-	2,148
Write down of goodwill and other intangible assets	(10)	-	(52)	(10)	(363)

Group operating loss	(8)	(1,560)	(88)	(399)	(2,647)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Impairment losses by division
UK Retail	222	251	451	1,160	1,679
UK Corporate	219	158	190	761	927
Wealth	6	1	10	18	33
Global Transaction Services	3	3	4	9	39
Ulster Bank	376	286	348	1,161	649
US Retail & Commercial	105	125	153	517	702

Retail & Commercial	931	824	1,156	3,626	4,029
Global Banking & Markets	(5)	(40)	130	151	640
RBS Insurance	-	-	-	-	8
Central items	4	(2)	2	3	1

Core	930	782	1,288	3,780	4,678
Non-Core	1,211	1,171	1,811	5,476	9,221

Group impairment losses	2,141	1,953	3,099	9,256	13,899

Divisional performance (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	4.08	4.02	3.74	3.91	3.59
UK Corporate	2.57	2.58	2.47	2.51	2.22
Wealth	3.32	3.44	3.94	3.37	4.38
Global Transaction Services	6.19	6.72	9.81	6.73	9.22
Ulster Bank	1.78	1.90	1.83	1.84	1.87
US Retail & Commercial	3.02	2.92	2.45	2.85	2.37

Retail & Commercial	3.24	3.23	3.04	3.14	2.89
Global Banking & Markets	0.94	1.14	0.89	1.05	1.38
Non-Core	1.10	1.05	1.17	1.16	0.69

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.8	49.3	(1%)	51.3	(5%)
UK Corporate	81.4	84.7	(4%)	90.2	(10%)
Wealth	12.5	12.1	3%	11.2	12%
Global Transaction Services	18.3	18.6	(2%)	19.1	(4%)
Ulster Bank	31.6	32.6	(3%)	29.9	6%
US Retail & Commercial	57.0	64.1	(11%)	59.7	(5%)

Retail & Commercial	249.6	261.4	(5%)	261.4	(5%)
Global Banking & Markets	146.9	143.7	2%	123.7	19%
Other	18.0	19.9	(10%)	9.4	91%

Core	414.5	425.0	(2%)	394.5	5%
Non-Core	153.7	166.9	(8%)	171.3	(10%)

	568.2	591.9	(4%)	565.8	-
Benefit of Asset Protection Scheme	(105.6)	(116.9)	(10%)	(127.6)	(17%)

	462.6	475.0	(3%)	438.2	6%
RFS Holdings minority interest	2.9	3.0	(3%)	102.8	(97%)

Total	465.5	478.0	(3%)	541.0	(14%)

Divisional performance (continued)

Employee numbers (full time equivalents in continuing operations rounded to the nearest hundred)	31 December 2010	30 September 2010	31 December 2009

UK Retail	23,800	24,400	25,500
UK Corporate	13,100	13,000	12,300
Wealth	5,200	5,100	4,600
Global Transaction Services	2,600	3,700	3,500
Ulster Bank	4,200	4,500	4,500
US Retail & Commercial	15,700	15,700	15,500
Retail & Commercial	64,600	66,400	65,900
Global Banking & Markets	18,700	19,500	17,900
RBS Insurance	14,500	14,400	13,900
Group Centre	4,700	4,600	4,200

Core	102,500	104,900	101,900
Non-Core	6,900	10,000	15,100

	109,400	114,900	117,000
Business Services	38,800	41,300	43,100
Integration	300	300	500
RFS Holdings minority interest	-	-	300

Group total	148,500	156,500	160,900

UK Retail

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,088	1,056	939	4,078	3,452

Net fees and commissions	328	279	299	1,160	1,320
Other non-interest income	70	97	61	252	309

Non-interest income	398	376	360	1,412	1,629

Total income	1,486	1,432	1,299	5,490	5,081

Direct expenses
- staff	(180)	(197)	(211)	(778)	(845)
- other	(68)	(134)	(46)	(474)	(453)
Indirect expenses	(427)	(402)	(446)	(1,621)	(1,741)

	(675)	(733)	(703)	(2,873)	(3,039)

Insurance net claims	(31)	(50)	(17)	(85)	(134)
Impairment losses	(222)	(251)	(451)	(1,160)	(1,679)

Operating profit	558	398	128	1,372	229

Analysis of income by product
Personal advances	275	248	273	993	1,192
Personal deposits	271	277	279	1,102	1,349
Mortgages	557	527	415	1,984	1,214
Bancassurance and insurance net claims	83	110	73	314	380
Cards	251	243	228	962	869
Other	49	27	31	135	77

Total income	1,486	1,432	1,299	5,490	5,081

Analysis of impairments by sector
Mortgages	30	55	35	177	124
Personal	131	150	282	682	1,023
Cards	61	46	134	301	532

Total impairment losses	222	251	451	1,160	1,679

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.2%	0.2%	0.1%
Personal	4.5%	4.8%	8.3%	5.8%	7.5%
Cards	4.0%	3.0%	8.6%	4.9%	8.6%

	0.8%	0.9%	1.8%	1.1%	1.6%

UK Retail (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	25.2%	21.2%	6.5%	18.0%	3.0%
Net interest margin	4.08%	4.02%	3.74%	3.91%	3.59%
Cost:income ratio	45%	51%	54%	52%	60%
Adjusted cost:income ratio (2)	46%	53%	55%	53%	61%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	90.6	89.1	2%	83.2	9%
- personal	11.7	12.4	(6%)	13.6	(14%)
- cards	6.1	6.1	-	6.2	(2%)
	108.4	107.6	1%	103.0	5%
Customer deposits (excluding bancassurance)	96.1	91.4	5%	87.2	10%
Assets under management (excluding deposits)	5.7	5.4	6%	5.3	8%
Risk elements in lending	4.6	5.0	(8%)	4.6	-
Loan:deposit ratio (excluding repos)	110%	115%	(500 bp)	115%	(500 bp)
Risk-weighted assets	48.8	49.3	(1%)	51.3	(5%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions); adjusted for timing of intra-quarter items.

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.

Key points
•
The development of the RBS and NatWest Customer Charters aims to deliver those elements that customers have said are most important to them, and has been well received by both customers and staff. The division is reaping continuing benefits from investment in process improvements and automation, resulting in gains in both service quality and cost efficiency.

Serving our customers better is a key priority for RBS. While our customer satisfaction compares well with our competitors we know we can do more. In June 2010 we launched a Customer Charter setting out 14 commitments to delivering helpful banking.

The Customer Charter reflects the views and expectations of more than 30,000 customers. We are working hard to deliver on the commitments we have made. This won't happen overnight but the Customer Charter is our pledge that we will be regularly held to account against the progress we make. As part of this we will publish an independently-assured report on our performance every six months.

Q4 2010 compared with Q3 2010
•	UK Retail delivered a strong operating performance in Q4 2010, with income up, costs down and impairments continuing to improve. Operating profit was 40% up from the previous quarter at £558 million.

UK Retail (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)

UK Retail continued to drive strong growth in customer deposits and secured lending.
o  Total deposits grew by £4.7 billion or 5% in Q4 2010, with two particularly strong campaigns in the quarter on fixed rate bonds and the e-savings account.
o  Mortgage balances increased 2% on Q3 2010. Although market activity has weakened, RBS mortgage application volumes increased in the quarter, with good retention rates among existing customers. Market share of new mortgage lending remained broadly stable at 11% in the quarter, well above the Group’s 8% share of stock.
o  Unsecured lending fell 4% in the quarter, in line with the Group’s continued focus on lower risk secured lending.
o  The loan to deposit ratio at 31 December 2010 was 110%, an improvement on the prior quarter’s ratio of 115%.

•
Net interest income increased by 3%, with net interest margin at 4.08%, a 6 basis point improvement on Q3 2010. Asset margins widened, with customers continuing to roll on to standard variable rate mortgages, although the overall proportion of customers on standard variable rate mortgages decreased marginally. Liability margins fell further compared with Q3 2010, with highly competitive positioning in fixed term bonds and bonus savings accounts putting continued pressure on margins, compounded by a continuing reduction in yield on longer term current account hedges.

•	Non-interest income increased by 6% principally reflecting a profit share payment from RBS Insurance.

•
Expenses fell by 8% in the quarter, largely due to lower Financial Services Compensation Scheme Levy cost. Excluding the levy, costs declined by 2% on Q3 2010 with continued management focus on process re-engineering and technology investment. The cost:income ratio (net of insurance claims) improved from 53% to 46%, although excluding the profit share and FSCS levy benefits mentioned above, the cost:income ratio was broadly flat quarter-on-quarter.

•
Impairment losses improved by 12% in Q4 2010. Impairments are expected to stabilise subject to normal seasonal fluctuations and economic conditions remaining broadly stable.
o  Mortgage impairment losses were £30 million on a total book of £91 billion. The quarter on quarter decrease of £25 million primarily results from more conservative assumptions on recoveries implemented in Q3 2010.
o  The unsecured portfolio charge fell 2% to £192 million, on a book of £18 billion, with lower default volumes and improved collections performance.

•	Risk-weighted assets decreased in the quarter, with lower unsecured lending balances and improving portfolio credit metrics partly offset by growth in mortgages.

Q4 2010 compared with Q4 2009
•	Operating profit increased by £430 million, with income up 14%, costs down 4% and impairments 51% lower than in Q4 2009.

•	Net interest income was 16% higher than Q4 2009, with strong mortgage balance growth and recovering asset margins across all products, which together more than offset the decline in liability margins.

UK Retail (continued)

Key points (continued)

Q4 2010 compared with Q4 2009 (continued)
•
Costs were 4% lower than in Q4 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The cost:income ratio (net of insurance claims) improved from 55% to 46%.

•	Impairment losses decreased by 51% on Q4 2009 primarily reflecting lower arrears volumes on the unsecured portfolio.

2010 compared with 2009
•
Operating profit recovered strongly from the low levels recorded in 2008 and 2009 to £1,372 million. Profit before impairments was up £624 million or 33% and impairments fell by £519 million as the economic environment continued to recover.

•
The division has continued to focus in 2010 on growing secured lending while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding. Loans and advances to customers grew 5%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 9% while unsecured lending contracted by 10%.
o  Mortgage growth was due to good retention of existing customers and new business, the majority of which comes from the existing customer base. Gross mortgage lending market share remained broadly in line with 2009 at 12%, with the Group on track to meet its Government target on net mortgage lending.
o  Customer deposits grew 10% on 2009, reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment. Savings balances grew by £8 billion or 13% with 1.8 million accounts opened, outperforming the market total deposit growth of 3%. Personal current account balances increased by 3% on 2009.

•
Net interest income increased significantly by 18% to £4,078 million, driven by strong balance sheet growth and repricing. Net interest margin improved by 32 basis points to 3.91%, with widening asset margins partially offset by contracting liability margins in the face of a competitive deposit market.

•	Non-interest income declined 13% to £1,412 million, principally reflecting the restructuring of current account overdraft fees in the final quarter of 2009.
•
Expenses decreased by 5%, with the cost:income ratio (net of insurance claims) improving from 61% to 53%.
o  Direct staff costs declined by 8%, largely driven by a clear management focus on process re-engineering enabling a 7% reduction in headcount.
o  RBS continues to progress towards a more convenient, lower cost operating model, with over 4.8 million active users of online banking and a record share of new sales achieved through direct channels. More than 7.8 million accounts have switched to paperless statements and 276 branches now utilise automated cash deposit machines.

UK Retail (continued)

Key points (continued)

2010 compared with 2009 (continued)
•
Impairment losses decreased 31% to £1,160 million primarily reflecting the recovery in the economic environment.
o    The mortgage impairment charge was £177 million (2009 - £124 million) on a total book of £91 billion. Mortgage arrears rates marginally increased in 2010 but remain below the industry average, as reported by the Council of Mortgage Lenders. Repossessions showed only a small increase on 2009, as the Group continues to support customers facing financial difficulties.
o    The unsecured lending impairment charge was £983 million (2009 - £1,555 million) on a total book of £18 billion.

•	Risk-weighted assets decreased by 5% to £48.8 billion, with lower unsecured lending, improving portfolio credit metrics and small procyclicality benefits more than offsetting growth in mortgages.

UK Corporate

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	653	662	626	2,572	2,292

Net fees and commissions	251	244	222	952	858
Other non-interest income	79	80	100	371	432

Non-interest income	330	324	322	1,323	1,290

Total income	983	986	948	3,895	3,582

Direct expenses
- staff	(198)	(186)	(212)	(778)	(753)
- other	(93)	(81)	(69)	(359)	(260)
Indirect expenses	(140)	(139)	(137)	(534)	(517)

	(431)	(406)	(418)	(1,671)	(1,530)

Impairment losses	(219)	(158)	(190)	(761)	(927)

Operating profit	333	422	340	1,463	1,125

Analysis of income by business
Corporate and commercial lending	657	651	589	2,598	2,131
Asset and invoice finance	166	163	140	617	501
Corporate deposits	184	183	191	728	986
Other	(24)	(11)	28	(48)	(36)

Total income	983	986	948	3,895	3,582

Analysis of impairments by sector
Banks and financial institutions	12	15	6	20	15
Hotels and restaurants	18	6	40	52	98
Housebuilding and construction	47	62	(13)	131	106
Manufacturing	(9)	2	28	1	51
Other	(12)	19	12	127	150
Private sector education, health, social work, recreational and community services	21	1	23	30	59
Property	84	34	30	245	259
Wholesale and retail trade, repairs	31	14	23	91	76
Asset and invoice finance	27	5	41	64	113

Total impairment losses	219	158	190	761	927

UK Corporate (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.8%	1.0%	0.4%	0.3%	0.2%
Hotels and restaurants	1.1%	0.3%	2.4%	0.8%	1.5%
Housebuilding and construction	4.2%	5.5%	(1.2%)	2.9%	2.5%
Manufacturing	(0.7%)	0.2%	1.9%	-	0.9%
Other	(0.2%)	0.2%	0.2%	0.4%	0.5%
Private sector education, health, social work, recreational and community services	0.9%	-	1.4%	0.3%	0.9%
Property	1.1%	0.5%	0.4%	0.8%	0.8%
Wholesale and retail trade, repairs	1.3%	0.5%	0.9%	0.9%	0.7%
Asset and invoice finance	1.1%	0.2%	1.9%	0.6%	1.3%

	0.8%	0.6%	0.7%	0.7%	0.8%

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	11.8%	14.1%	10.7%	12.1%	9.4%
Net interest margin	2.57%	2.58%	2.47%	2.51%	2.22%
Cost:income ratio	44%	41%	44%	43%	43%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	114.6	116.6	(2%)	114.9	-
Loans and advances to customers (gross)
- banks and financial institutions	6.1	6.0	2%	6.3	(3%)
- hotels and restaurants	6.8	6.9	(1%)	6.7	1%
- housebuilding and construction	4.5	4.5	-	4.3	5%
- manufacturing	5.3	5.3	-	5.9	(10%)
- other	31.0	31.9	(3%)	29.9	4%
- private sector education, health, social work, recreational and community services	9.0	9.0	-	6.5	38%
- property	29.5	30.0	(2%)	33.0	(11%)
- wholesale and retail trade, repairs	9.6	10.2	(6%)	10.2	(6%)
- asset and invoice finance	9.9	9.7	2%	8.8	13%
	111.7	113.5	(2%)	111.6	-

Customer deposits	100.0	98.1	2%	87.8	14%
Risk elements in lending	4.0	3.3	21%	2.3	74%
Loan:deposit ratio (excluding repos)	110%	114%	(400bp)	126%	(1,600bp)
Risk-weighted assets	81.4	84.7	(4%)	90.2	(10%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit of £333 million was 21% lower, with income stable but impairments up by £61 million as a result of a small number of individual exposures.

•
Net interest income fell by 1% due to reduced lending income. Net loans and advances to customers were marginally down from the previous quarter, with above target levels of gross new lending offset by customer deleveraging. Customer deposits grew by £2 billion with deposit gathering initiatives continuing to deliver, albeit at fine margins, reflecting an intensely competitive market.

•	Non-interest income increased by 2%, supported by financial markets transaction income.

•	Total costs rose 6%, reflecting further investment in strategic initiatives and an increase in costs relating to higher value of financial market transactions in the quarter.

•	Impairments of £219 million were £61 million higher than Q3 2010 and slightly above recent quarterly trends, mainly due to a small number of specific impairment cases.

Q4 2010 compared with Q4 2009
•	Operating profit decreased 2% to £333 million, with strong income growth offset by higher costs and specific impairments.

•
Net interest income rose by 4%, driven primarily by the lending book. Net interest margin improved by 10 basis points, reflecting the progress made in repricing the loan portfolio and a more favourable funding environment.

•	Non-interest income was 2% higher (£8 million), as a result of increased sales of financial market products and services and operating lease activity.

•	Total costs increased 3%, driven by investment in strategic initiatives, operating lease depreciation and costs related to financial markets income.

•	Impairments increased £29 million reflecting a small number of specific impairments in Q4 2010, partly offset by a reduction in latent loss provisions booked on the portfolio.

2010 compared with 2009
•	Operating profit grew by £338 million, 30%, compared with 2009, driven by strong income growth and significantly lower impairments, partially offset by higher costs.

•
UK Corporate performed strongly in the deposit market, with customer deposit balance growth of £12 billion contributing to a 16 percentage point improvement in the loan to deposit ratio in 2010. While customer lending increased only marginally (with gross lending largely offset by customer deleveraging) net interest income rose by £280 million, 12%, and net interest margin rose by 29 basis points driven primarily by the good progress made on loan repricing.

•	Non-interest income increased 3% reflecting strong refinancing levels and increased operating lease activity, partially offset by lower sales of financial market products.

•	Total costs increased 9% (£141 million) or 5% excluding the OFT penalty in Q1 2010, legal recovery in 2009 and the normalisation of staff compensation phasing.

•	Impairments were 18% lower, primarily as a result of higher charges taken during the first half of 2009 to reflect potential losses in the portfolio not yet specifically identified.

•	Return on equity increased from 9.4% to 12.1%, reflecting higher operating profit and lower RWAs as a result of improved risk metrics.

Wealth

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	160	156	161	609	663

Net fees and commissions	94	90	91	376	363
Other non-interest income	17	18	22	71	83

Non-interest income	111	108	113	447	446

Total income	271	264	274	1,056	1,109

Direct expenses
- staff	(96)	(95)	(107)	(382)	(357)
- other	(29)	(39)	(25)	(142)	(144)
Indirect expenses	(53)	(55)	(43)	(210)	(155)

	(178)	(189)	(175)	(734)	(656)

Impairment losses	(6)	(1)	(10)	(18)	(33)

Operating profit	87	74	89	304	420

Analysis of income
Private banking	220	217	223	857	916
Investments	51	47	51	199	193

Total income	271	264	274	1,056	1,109

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	21.0%	18.2%	24.0%	18.9%	30.3%
Net interest margin	3.32%	3.44%	3.94%	3.37%	4.38%
Cost:income ratio	66%	72%	64%	70%	59%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.8	7.5	4%	6.5	20%
- personal	6.7	6.5	3%	4.9	37%
- other	1.6	1.5	7%	2.3	(30%	)
	16.1	15.5	4%	13.7	18%
Customer deposits	36.4	34.8	5%	35.7	2%
Assets under management (excluding deposits)	32.1	31.1	3%	30.7	5%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	38%	600bp
Risk-weighted assets	12.5	12.1	3%	11.2	12%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit increased 18% to £87 million in the fourth quarter, with stronger investment fee income and a reduction in expenses.

•
Total income increased 3% in Q4 2010 with net interest income also up 3%, primarily driven by growth in UK lending. Non-interest income rose 3% reflecting growth in assets under management and improved investment margins.

•
Deposits saw strong growth of 5%, reflecting the impact of new product launches within the UK and offshore markets. Pricing competition on new products has further compressed net interest margin, which narrowed by 12 basis points.

•	Loans and advances continued to grow strongly, increasing 4% in the quarter, primarily driven by UK mortgage lending, which rose by £300 million.

Q4 2010 compared with Q4 2009
•	Q4 2010 operating profit was 2% lower than Q4 2009. Marginally lower income and an increase in expenses were partially offset by a fall in impairments.

•	Deposits grew 2%, with growth most evident in the UK, where a number of new products were successfully launched in the quarter. These included notice accounts and fixed term products.

•	Lending performance was particularly strong, with strong client demand (especially in the UK) driving an 18% growth in balances and average lending margins improving by 29 basis points.

2010 compared with 2009
•	2010 operating profit fell by 28% driven by lower net interest income and higher expenses, partly offset by a 45% decline in impairments in the year.

•	Income declined by 5% primarily due to lower net interest income. Strong lending and investment income was offset by the impact of a competitive deposit market.

•
Expenses grew by 12% to £734 million. Direct expenses were up 5%, £23 million reflecting additional strategic investment. Indirect expenses increased by £55 million reflecting a change in allocation of Business Services costs.

•
Assets under management grew by 5% largely through improving market conditions. On a constant currency basis, assets fell 2% with valuation gains being offset by client losses in the international businesses, resulting from the private banker attrition previously experienced.

Global Transaction Services

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	263	257	233	974	912
Non-interest income	375	411	404	1,587	1,575

Total income	638	668	637	2,561	2,487

Direct expenses
- staff	(105)	(100)	(102)	(411)	(371)
- other	(51)	(38)	(51)	(159)	(161)
Indirect expenses	(212)	(218)	(256)	(894)	(943)

	(368)	(356)	(409)	(1,464)	(1,475)

Impairment losses	(3)	(3)	(4)	(9)	(39)

Operating profit	267	309	224	1,088	973

Analysis of income by product
Domestic cash management	207	216	197	818	805
International cash management	223	200	203	801	734
Trade finance	81	81	67	309	290
Merchant acquiring	80	123	128	451	505
Commercial cards	47	48	42	182	153

Total income	638	668	637	2,561	2,487

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	42.7%	47.8%	36.7%	42.8%	42.2%
Net interest margin	6.19%	6.72%	9.81%	6.73%	9.22%
Cost:income ratio	58%	53%	64%	57%	59%

	31 December 2010	30 September 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Total third party assets	25.2	24.2	4%		18.4	37%
Loans and advances	14.4	14.4	-		12.7	13%
Customer deposits	69.9	65.4	7%		61.8	13%
Risk elements in lending	0.1	0.2	(50%	)	0.2	(50%	)
Loan:deposit ratio (excluding repos)	21%	22%	(100bp	)	21%	-
Risk-weighted assets	18.3	18.6	(2%	)	19.1	(4%	)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit decreased 14%, or 13% at constant exchange rates, reflecting the sale of GMS, which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 6%.

•
For the two months in Q4 before completion of the disposal, GMS recorded income of £80 million, total expenses of £50 million and an operating profit of £30 million compared with £123 million income, total expenses of £67 million and an operating profit of £56 million for Q3.

•	For the remainder of the business, overall income was marginally higher, with a strong increase in revenues from International Cash Management products.

•	Expenses increased by 3% or 2% on a constant foreign exchange basis and 8% excluding GMS, driven by higher marketing costs and investment in front office and support infrastructure.

•	Customer deposits increased by 7% to £69.9 billion as a result of higher international cash management balances. The loan to deposit ratio has fallen 100 basis points to 21%.

•	Third party assets increased by £1 billion, or £2 billion excluding GMS, due to an increase in Trade Finance loans and advances, partly offset by a decrease in loans and advances to banks.

Q4 2010 compared with Q4 2009
•	Operating profit increased 19%, or 14% on a constant foreign exchange basis, with income broadly flat but a 10% decrease in costs. Adjusting for the disposal, operating profit increased 38%.

•
Total income remained broadly flat. Excluding GMS, income rose by 10% reflecting higher deposit balances, a strong performance in both Trade Finance and International Cash Management with improved Commercial Card transaction volumes partially offset by tighter deposit margins.

•	Expenses decreased by 10%, or 8% on a constant foreign exchange basis and 5% excluding GMS, driven largely by the realisation of cost saving initiatives and the timing of investment spend.

•
Customer deposits increased by £8.1 billion, or 13%, to £69.9 billion, driven by growth in interest-bearing balances in the International Cash Management business. Loans and advances increased by £1.7 billion, 13% to £14.4 billion mainly driven by growth in the Trade Finance business.

2010 compared with 2009
•
Operating profit increased 12%, or 10% on a constant foreign exchange basis, driven by a robust income performance (which has more than compensated for the loss of GMS income), good cost control and lower impairments. Adjusting for the disposal operating profit increased 21%.

•	For the eleven months before disposal, GTS booked income of £451 million and total expenses of £244 million for GMS, generating an operating profit of £207 million.

Global Transaction Services (continued)

Key points

2010 compared with 2009 (continued)
•
Income was up 3%, or 6% excluding GMS, reflecting higher deposit volumes in the International Cash Management business, growth in the Trade Finance business and improved Commercial Card transaction volumes.

•	Expenses were broadly in line with 2009, at £1,464 million, as increased investment in front office and support infrastructure was mitigated by tight management of business costs.

•	Third party assets increased by £6.8 billion, or £7.6 billion excluding GMS, as Yen clearing activities were brought in-house and loans and advances increased.

See Appendix 1 for impacts of GMS disposal.

Ulster Bank

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	187	192	194	761	780

Net fees and commissions	40	38	98	156	228
Other non-interest income	16	14	(7)	58	26

Non-interest income	56	52	91	214	254

Total income	243	244	285	975	1,034

Direct expenses
- staff	(57)	(54)	(76)	(237)	(325)
- other	(17)	(18)	(13)	(74)	(86)
Indirect expenses	(64)	(62)	(123)	(264)	(342)

	(138)	(134)	(212)	(575)	(753)

Impairment losses	(376)	(286)	(348)	(1,161)	(649)

Operating loss	(271)	(176)	(275)	(761)	(368)

Analysis of income by business
Corporate	122	120	146	521	580
Retail	124	124	114	465	412
Other	(3)	-	25	(11)	42

Total income	243	244	285	975	1,034

Analysis of impairments by sector
Mortgages	159	69	20	294	74
Corporate
- property	69	107	233	375	306
- other corporate	135	100	83	444	203
Other lending	13	10	12	48	66

Total impairment losses	376	286	348	1,161	649

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.0%	1.3%	0.5%	1.4%	0.5%
Corporate
- property	5.1%	8.15	9.2%	6.9%	3.0%
- other corporate	6.0%	4.3%	3.0%	4.9%	1.8%
Other lending	4.0%	2.4%	2.0%	3.7%	2.7%

	4.1%	3.0%	3.5%	3.1%	1.6%

Ulster Bank (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	(29.8%)	(20.2%)	(32.4%)	(21.0%)	(11.7%)
Net interest margin	1.78%	1.90%	1.83%	1.84%	1.87%
Cost:income ratio	57%	55%	74%	59%	73%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.2	21.4	(1%)	16.2	31%
- corporate
- property	5.4	5.3	2%	10.1	(47%)
- other corporate	9.0	9.4	(4%)	11.0	(18%)
- other lending	1.3	1.7	(24%)	2.4	(46%)
	36.9	37.8	(2%)	39.7	(7%)
Customer deposits	23.1	23.4	(1%)	21.9	5%
Risk elements in lending
- mortgages	1.5	1.4	7%	0.6	150%
- corporate
- property	0.7	0.6	17%	0.7	-
- other corporate	1.2	1.0	20%	0.8	50%
- other lending	0.2	0.2	-	0.2	-
	3.6	3.2	13%	2.3	57%
Loan:deposit ratio (excluding repos)	152%	156%	(400bp)	177%	(2,500bp)
Risk-weighted assets	31.6	32.6	(3%)	29.9	6%

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points

Q4 2010 compared with Q3 2010
•	An operating loss of £271 million for the quarter was £95 million higher than Q3 2010, reflecting an increase in impairment losses.

•
Net interest income decreased by 6%, at constant exchange rates largely driven by higher wholesale market funding costs, resulting in a 12 basis points reduction in net interest margin to 1.78% for the quarter.

•
Loans to customers decreased by 2% in constant currency terms reflecting further maturing of the loan book and muted new business levels. Customer deposits have remained stable despite challenging market conditions, with strong growth in both current and savings accounts offset by lower wholesale balances, primarily driven by deterioration in the Republic of Ireland’s sovereign debt ratings during the period.

Ulster Bank (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Non-interest income increased by 7% in constant currency terms, reflecting a strong performance in fees across the corporate and retail businesses.

•	Expenses decreased by 4% on a constant currency basis, mainly driven by savings on business support services during the period.

•
Impairment losses increased to £376 million, up £90 million from Q3 2010, reflecting emerging losses on a deteriorating loan book where, in line with market trends, customer credit quality has worsened and has been impacted by further decline in Irish house prices.

Q4 2010 compared with Q4 2009
•
Net interest income was 1% higher on a constant currency basis, with loan pricing actions partly offset by higher funding costs. Net interest margin has reduced by 5 basis points over the period, reflecting increased liquidity reserves.

•	Non-interest income decreased by 36% on a constant currency basis, reflecting a non-recurring gain of £38 million in Q4 2009. Excluding this gain, non-interest income was broadly flat.

•	Expenses fell by 35% in constant currency terms reflecting continued management focus on cost control coupled with a decrease in property charges.

•	Impairment charges increased by 13% on a constant currency basis, largely driven by higher losses on the mortgage portfolio.

2010 compared with 2009
•
Overall performance deteriorated in 2010, largely as a result of an increase in impairment losses of £512 million. Operating profit before impairment increased to £400 million, up 50% in constant currency terms, driven by the culmination of a bank-wide cost saving programme during 2010.

•	Net interest income increased by 1% on a constant currency basis as actions to increase asset margins were largely eroded by tightening deposit margins due to intensive market competition.

•	Non-interest income was 14% lower on a constant currency basis reflecting a non-recurring gain in Q4 2009.

•
Loans to customers fell by 5% in constant currency terms. As previously disclosed, on 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division, partially offset by a simultaneous transfer of a portfolio of retail mortgage assets to the core business.

•
Despite intense competition, customer deposit balances increased by 8% in constant currency terms over the year with strong growth across all deposit categories, driven by a focus on improving the bank’s funding profile.

•
Expenses at constant exchange rates were 22% lower. The strong year-on-year performance in expenses was primarily driven by an increased focus on active management of the cost base, and the benefits derived from the business restructuring and cost-saving programme which commenced in 2009.

Ulster Bank (continued)

Key points (continued)

2010 compared with 2009 (continued)
•
Impairment losses increased by £512 million to £1,161 million reflecting the deteriorating economic environment in Ireland and rising default levels across both personal and corporate portfolios. Lower asset values, particularly in property-related lending together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses, while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases.

•	Risk-weighted assets have increased due to deteriorating credit risk metrics.

•	Customer numbers increased by 3% during 2010, with a strong performance in current and savings accounts switchers.

US Retail & Commercial (£ Sterling)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	467	480	423	1,917	1,775

Net fees and commissions	169	180	148	729	714
Other non-interest income	62	91	73	300	235

Non-interest income	231	271	221	1,029	949

Total income	698	751	644	2,946	2,724

Direct expenses
- staff	(204)	(214)	(200)	(784)	(776)
- other	(124)	(148)	(130)	(569)	(593)
Indirect expenses	(201)	(191)	(180)	(770)	(766)

	(529)	(553)	(510)	(2,123)	(2,135)

Impairment losses	(105)	(125)	(153)	(517)	(702)

Operating profit/(loss)	64	73	(19)	306	(113)

Average exchange rate - US$/£	1.581	1.551	1.633	1.546	1.566

Analysis of income by product
Mortgages and home equity	128	142	115	509	499
Personal lending and cards	113	127	115	476	451
Retail deposits	206	223	195	903	828
Commercial lending	141	145	134	580	542
Commercial deposits	75	78	108	320	398
Other	35	36	(23)	158	6

Total income	698	751	644	2,946	2,724

Analysis of impairments by sector
Residential mortgages	3	14	8	58	72
Home equity	26	56	13	126	167
Corporate and commercial	54	23	92	202	326
Other consumer	6	28	40	97	137
Securities	16	4	-	34	-

Total impairment losses	105	125	153	517	702

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.2%	0.9%	0.5%	1.0%	1.1%
Home equity	0.7%	1.5%	0.3%	0.8%	1.1%
Corporate and commercial	1.1%	0.5%	1.9%	1.0%	1.7%
Other consumer	0.3%	1.6%	2.1%	1.4%	1.8%

	0.7%	1.0%	1.3%	1.0%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	3.3%	3.3%	(0.9%)	3.6%	(1.3%)
Net interest margin	3.02%	2.92%	2.45%	2.85%	2.37%
Cost:income ratio	76%	74%	79%	72%	78%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	71.2	72.4	(2%)	75.4	(6%)
Loans and advances to customers (gross)
- residential mortgages	6.1	6.2	(2%)	6.5	(6%)
- home equity	15.2	15.3	(1%)	15.4	(1%)
- corporate and commercial	20.4	19.8	3%	19.5	5%
- other consumer	6.9	6.8	1%	7.5	(8%)
	48.6	48.1	1%	48.9	(1%)
Customer deposits (excluding repos)	58.7	60.5	(3%)	60.1	(2%)
Risk elements in lending
- retail	0.4	0.4	-	0.4	-
- commercial	0.5	0.4	25%	0.2	150%
	0.9	0.8	13%	0.6	50%
Loan:deposit ratio (excluding repos)	81%	78%	300bp	80%	100bp
Risk-weighted assets	57.0	64.1	(11%)	59.7	(5%)

Spot exchange rate - US$/£	1.552	1.570		1.622

Note:
(1)
Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the fourth quarter, with the average exchange rate increasing by 2% compared with Q3 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 47 and 48.

US Retail & Commercial (US Dollar)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	739	745	690	2,962	2,777

Net fees and commissions	267	280	245	1,126	1,119
Other non-interest income	100	139	120	465	368

Non-interest income	367	419	365	1,591	1,487

Total income	1,106	1,164	1,055	4,553	4,264

Direct expenses
- staff	(322)	(332)	(325)	(1,212)	(1,214)
- other	(197)	(230)	(215)	(880)	(929)
Indirect expenses	(317)	(296)	(294)	(1,189)	(1,196)

	(836)	(858)	(834)	(3,281)	(3,339)

Impairment losses	(168)	(193)	(252)	(799)	(1,099)

Operating profit/(loss)	102	113	(31)	473	(174)

Analysis of income by product
Mortgages and home equity	201	220	188	786	781
Personal lending and cards	179	196	188	735	706
Retail deposits	329	345	320	1,397	1,296
Commercial lending	223	225	219	896	848
Commercial deposits	119	122	176	495	624
Other	55	56	(36)	244	9

Total income	1,106	1,164	1,055	4,553	4,264

Analysis of impairments by sector
Residential mortgages	5	22	14	90	113
Home equity	40	88	23	194	261
Corporate and commercial	87	35	150	312	510
Other consumer	11	42	65	150	215
Securities	25	6	-	53	-

Total impairment losses	168	193	252	799	1,099

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.2%	0.9%	0.5%	1.0%	1.1%
Home equity	0.7%	1.5%	0.4%	0.8%	1.0%
Corporate and commercial	1.1%	0.5%	1.9%	1.0%	1.6%
Other consumer	0.4%	1.6%	2.1%	1.4%	1.8%

	0.8%	1.0%	1.3%	1.0%	1.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	3.3%	3.3%	(0.9%)	3.6%	(1.3%)
Net interest margin	3.02%	2.92%	2.45%	2.85%	2.37%
Cost:income ratio	76%	74%	79%	72%	78%

	31 December 2010	30 September 2010		31 December 2009
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	110.5	113.7	(3%)	122.3	(10%)
Loans and advances to customers (gross)
- residential mortgages	9.4	9.7	(3%)	10.6	(11%)
- home equity	23.6	24.0	(2%)	25.0	(6%)
- corporate and commercial	31.7	31.1	2%	31.6	-
- other consumer	10.6	10.7	(1%)	12.1	(12%)
	75.3	75.5	-	79.3	(5%)
Customer deposits (excluding repos)	91.2	95.1	(4%)	97.4	(6%)
Risk elements in lending
- retail	0.7	0.7	-	0.6	17%
- commercial	0.7	0.6	17%	0.4	75%
	1.4	1.3	8%	1.0	40%
Loan:deposit ratio (excluding repos)	81%	78%	300bp	80%	100bp
Risk-weighted assets	88.4	100.7	(12%)	96.9	(9%)

Note:
(1)
Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points

Q4 2010 compared with Q3 2010
•
US Retail & Commercial returned a profit for the fourth consecutive quarter, posting an operating profit of £64 million ($102 million) compared with £73 million ($113 million) in the prior quarter. The decrease was substantially driven by the effects of legislative changes, principally related to the implementation of Regulation E, and lower mortgage banking income which decreased income by £13 million ($21 million). Economic conditions in the division’s core regions remain difficult, with lingering high unemployment, a low interest rate environment, soft housing market and subdued consumer activity.

•
Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one-off debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•
Net interest income was down 1%. Loans and advances were in line with the previous quarter but net interest income continued to be negatively impacted by older, high-yielding housing related loans and securities running off and being replaced with lower yielding assets.

•
Customer deposits decreased 4%, principally through balance loss from higher cost term and time products, reflecting the continued impact of a changed pricing strategy. However, consumer checking balances grew by 1% and small business checking balances grew by 4%.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Net interest margin improved by 10 basis points to 3.02% substantially driven by the full quarter impact from a balance sheet restructuring carried out during the previous quarter.

•
Non-interest income was down 12%, reflecting a fall in mortgage banking income as rates rose from record low rates in the prior quarter, leading to a decrease in applications and lower gains on sales to the secondary market. Lower deposit fees of £9 million ($14 million) as a result of a full quarter impact of Regulation E legislative changes also impacted the quarterly movement, as did a gain on the sale of student loans of £9 million ($14 million) recognised in Q3 2010.

•
Total expenses were down 3%, driven by the positive impact of higher mortgage banking rates in Q4 2010 on the valuation of mortgage servicing rights and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies of £18 million ($28 million), partially offset by increased litigation costs.

•	Impairment losses were down 13% reflecting a continued improvement in the underlying credit environment, offset by higher impairments related to securities.

Q4 2010 compared with Q4 2009
•	Operating profit increased to £64 million ($102 million) from an operating loss of £19 million ($31 million) largely reflecting higher net interest margins and lower impairments.

•
Net interest income was up 7% with net interest margin improving by 57 basis points to 3.02%.  The margin improvement was primarily due to changes in deposit mix and new deposit pricing strategies, as well as a positive impact from a balance sheet restructuring carried out during Q3 2010.

•
Customer deposits were down 6%, reflecting the impact of a changed pricing strategy on low margin term and time products partly offset by strong growth achieved in checking balances.  Consumer checking balances grew by 6% while small business checking balances grew by 11%.

•
Non-interest income was in line with Q4 2009 reflecting higher mortgage banking income, commercial banking fees and higher gains on the sale of securities offsetting lower fees impacted by Regulation E legislative changes in 2010.

•	Total expenses were broadly in line with Q4 2009.

•	Impairment losses declined 33%, following a gradual improvement in the underlying credit environment offset by higher impairments related to securities.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

2010 compared with 2009
•
Operating profit of £306 million ($473 million) represented a marked improvement from an operating loss of £113 million ($174 million) with income up 7%, expenses down 2% and impairment losses down 27%.

•	Net interest income was up 7%, despite a smaller balance sheet, with net interest margin improving by 48 basis points to 2.85%.

•
Non-interest income was up 7% reflecting higher mortgage banking and debit card income, commercial banking fees and higher gains on securities realisations. This was partially offset by lower deposit fees which were impacted by Regulation E legislative changes in 2010. In addition, gains of £213 million ($330 million) were recognised on the sale of available-for-sale securities as part of the balance sheet restructuring exercise, but these were almost wholly offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

•
Total expenses were down 2%, reflecting a £74 million ($113 million) credit related to changes to the defined benefit pension plan in Q2 2010, and lower FDIC deposit insurance levies, partially offset by the impact of changing rates on the valuation of mortgage servicing rights and litigation costs.

•
Impairment losses declined 27%, following significant loan reserve building in 2009 and a gradual improvement in the underlying credit environment, offset by higher impairments related to securities. Loan impairments as a proportion of loans and advances decreased from 1.4% to 1.0%.

Global Banking & Markets

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	245	317	416	1,276	2,424
Funding costs of rental assets	(31)	(8)	(10)	(61)	(49)

Net interest income	214	309	406	1,215	2,375

Net fees and commissions receivable	381	354	248	1,283	1,144
Income from trading activities	957	619	1,640	5,218	8,147
Other operating income	35	272	(331)	196	(608)

Non-interest income	1,373	1,245	1,557	6,697	8,683

Total income	1,587	1,554	1,963	7,912	11,058

Direct expenses
- staff	(554)	(621)	(636)	(2,693)	(2,904)
- other	(292)	(166)	(190)	(842)	(777)
Indirect expenses	(219)	(218)	(242)	(862)	(979)

	(1,065)	(1,005)	(1,068)	(4,397)	(4,660)

Impairment losses	5	40	(130)	(151)	(640)

Operating profit	527	589	765	3,364	5,758

Analysis of income by product
Rates - money markets	(65)	38	108	65	1,714
Rates - flow	413	402	615	1,985	3,142
Currencies & commodities	178	218	175	870	1,277
Credit and mortgage markets	433	349	232	2,215	2,255
Portfolio management and origination	445	349	376	1,844	1,196
Equities	183	198	457	933	1,474

Total income	1,587	1,554	1,963	7,912	11,058

Analysis of impairments by sector
Manufacturing and infrastructure	2	(34)	19	(51)	91
Property and construction	10	-	(1)	74	49
Banks and financial institutions	54	(3)	68	177	348
Other	(71)	(3)	44	(49)	152

Total impairment losses	(5)	(40)	130	151	640

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	-	(0.2% )	0.6%	0.2%	0.6%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	10.2%	11.6%	16.8%	16.6%	29.8%
Net interest margin	0.94%	1.14%	0.89%	1.05%	1.38%
Cost:income ratio	67%	65%	54%	56%	42%
Compensation ratio (2)	35%	40%	32%	34%	26%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	75.1	87.9	(15%)	90.9	(17%)
Loans and advances to banks	44.5	44.8	(1%)	36.9	21%
Reverse repos	94.8	92.3	3%	73.3	29%
Securities	119.2	118.8	-	106.0	12%
Cash and eligible bills	38.8	42.0	(8%)	74.0	(48%)
Other	24.3	34.9	(30%)	31.1	(22%)

Total third party assets (excluding derivatives mark-to-market)	396.7	420.7	(6%)	412.2	(4%)
Net derivative assets (after netting)	37.4	41.1	(9%)	68.0	(45%)
Customer deposits (excluding repos)	38.9	40.9	(5%)	46.9	(17%)
Risk elements in lending	1.7	1.6	6%	1.8	(6%)
Loan:deposit ratio (excluding repos)	193%	215%	(2,200bp)	194%	(100bp)
Risk-weighted assets	146.9	143.7	2%	123.7	19%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income, excluding the fair value of own debt.

Key points

Q4 2010 compared with Q3 2010
•	Operating profit fell 11% to £527 million. Revenue was up slightly but this was more than offset by an increase in non-recurrent legal costs and a lower credit to impairments.

•
Revenue increased by 2%, reflecting continued investor uncertainty driven by the European sovereign debt crisis. Rates-money markets was adversely impacted by reduced client activity, although excluding the division’s funding activities, the Money Markets business remained profitable. Portfolio income benefited from an uplift in market derivative values.

•	In the Currencies and Rates Flow businesses client activity remained subdued in Q4 2010.

Global Banking & Markets (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Credit Markets continued to perform well in Q4 2010 and benefited from higher fees in the Syndicate business.

•
Total costs increased by £60 million in the quarter reflecting the timing of investment spend as well as legal costs related to business and corporate activities. Staff costs fell 11% during Q4 2010, as a result of cost synergies from long term investment and integration programmes.

•
Specific impairments of £80 million were incurred on a small number of individual exposures, but specific losses remain low, and were offset in Q4 by recoveries and by a release of latent loss provisions, reflecting lower balance sheet usage combined with a general improvement in credit conditions.

•	Third party assets fell by £24 billion during Q4 2010 reflecting a seasonal decline in activity, and a disciplined approach to balance sheet utilisation.

•	The increase in risk-weighted assets was driven by regulatory changes in relation to risk weightings of large exposures, partially offset by a reduction in the banking book.

•	Return on equity of 10.2% - down from 11.6% in Q3 2010 - reflected the generally quiet late Q4 trading conditions and the increase in risk-weighted assets.

Q4 2010 compared with Q4 2009
•	Operating profit decreased by 31%, driven by a fall in revenue only partially offset by improved impairments.

•	Revenue fell 19%. This was due to a slowdown in client activity during 2010, especially in the Rates Flow and Money Markets businesses.

•
The fall in Equities reflected a very quiet Q4 2010 and the non-repeat of gains on retail-issued notes and other recoveries, both recognised in Q4 2009. Increased revenue in Portfolio Management reflected lower costs associated with balance sheet management activity during Q4 2010.

•	Impairments improved significantly compared with Q4 2009, with Q4 2010 benefiting from more benign credit conditions, lower balance sheet usage and a release of latent loss provisions.

Global Banking & Markets (continued)

Key points (continued)

2010 compared with 2009
•	A fall in operating profit of 42% year on year reflects sharply reduced revenue partially offset by lower costs and a significant improvement in impairments.

•
Total revenue was £3,146 million lower in 2010 driven by increased risk aversion in the market during Q3 and Q4 2010, combined with the non-repeat of favourable market conditions seen in the first half of 2009.
o  Higher revenue across the Rates and Currencies businesses during 2009 was driven by rapidly falling interest rates and wide bid-offer spreads generating exceptional revenue opportunities, which have not been repeated in 2010.
o  The Credit Markets business remained broadly flat, supported by strong Mortgage Trading income where customer demand remained buoyant during 2010.
o  Increased revenue from Portfolio Management was driven by disciplined lending alongside a reduction in balance sheet management activities and associated costs.

•	Expenses fell by 6% to £4,397 million. This was largely driven by a decrease in staff costs, including on-going benefits from cost synergies.

•
The low level of impairments in 2010 reflected a small number of specific cases partially offset by an improved picture on latent loss provisions. This contrasted with 2009, which witnessed a significantly higher level of specific impairments.

•	At 16.6%, full year 2010 return on equity remained consistent with the 15% targeted over the business cycle in GBM’s strategic plan. The compensation ratio of 34% was below that of peers.

RBS Insurance

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,100	1,111	1,149	4,459	4,519
Reinsurers' share	(40)	(36)	(37)	(148)	(165)

Net premium income	1,060	1,075	1,112	4,311	4,354
Fees and commissions	(133)	(96)	(84)	(409)	(366)
Other income	147	112	148	467	472

Total income	1,074	1,091	1,176	4,369	4,460

Direct expenses:
- staff	(69)	(68)	(61)	(266)	(267)
- other	(34)	(41)	(54)	(170)	(222)
Indirect expenses	(74)	(66)	(75)	(267)	(270)

	(177)	(175)	(190)	(703)	(759)

Net claims	(906)	(949)	(1,156)	(3,961)	(3,635)

Impairment losses	-	-	-	-	(8)

Operating (loss)/profit	(9)	(33)	(170)	(295)	58

Analysis of income by product
Personal lines motor excluding broker
- own brands	492	481	480	1,924	1,865
- partnerships	82	73	82	301	328
Personal lines home excluding broker
- own brands	123	123	119	487	455
- partnerships	101	97	107	399	401
Personal lines other excluding broker
- own brands	51	48	53	197	196
- partnerships	3	45	57	157	227
Other
- commercial	82	79	78	318	329
- international	90	85	76	341	313
- other (1)	50	60	124	245	346

Total income	1,074	1,091	1,176	4,369	4,460

Note:
(1)	Other is predominantly made up of the discontinued personal lines broker business.

RBS Insurance (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

In-force policies (000’s)
Personal lines motor excluding broker
- own brands	4,162	4,276	4,762	4,162	4,762
- partnerships	645	698	844	645	844
Personal lines home excluding broker
- own brands	1,758	1,765	1,717	1,758	1,717
- partnerships	1,850	1,859	1,918	1,850	1,918
Personal lines other excluding broker
- own brands	2,005	2,069	2,319	2,005	2,319
- partnerships	8,177	7,201	7,335	8,177	7,335
Other
- commercial	284	313	273	284	273
- international	1,082	1,060	944	1,082	944
- other (1)	644	911	1,123	644	1,123

Total in-force policies (2)	20,607	20,152	21,235	20,607	21,235

Gross written premium (£m)	988	1,128	1,024	4,298	4,480

Performance ratios
Return on equity (3)	(0.9%)	(3.5%)	(19.0%)	(7.9%)	1.7%
Loss ratio (4)	85%	89%	106%	92%	84%
Commission ratio (5)	15%	9%	8%	10%	9%
Expense ratio (6)	14%	13%	14%	13%	14%
Combined operating ratio (7)	114%	110%	128%	115%	106%

Balance sheet
General insurance reserves - total (£m)	7,559	7,552	7,030	7,559	7,030

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan & card repayment payment protection.

(3)	Divisional return on equity is based on divisional operating (loss)/profit after tax, divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Commission ratio is based on fees & commissions divided by gross written premium income for the UK businesses.
(6)	Expense ratio is based on expenses (excluding fees & commissions) divided by gross written premium income for the UK businesses.
(7)	Combined operating ratio is expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points
●
RBS Insurance has embarked on a significant programme of investment designed to achieve a substantial lift in operational and financial performance, ahead of the planned divestment of the business, with a current target date of 2012. This programme encompasses the enhancement of pricing capability, transformation of claims operations and expense reduction, together with a range of other improvements across the business, including a greater focus on capital management.

RBS Insurance (continued)

Key points (continued)

2010 as a whole was a disappointing profit year, impacted by significant reserve strengthening for bodily injury claims and severe weather, resulting in a loss of £295 million. The final quarter of 2010 saw RBS Insurance end a challenging year for the industry in an improving position, with progress on its strategic investment programme and a reduction in losses to £9 million, despite an additional £100 million weather impact.

Excluding the impact of the weather and other one-off adjustments, annualised underlying Q4 profits were circa £300 million and the outlook for 2011 is encouraging.

Income was down 2% (£91 million) against 2009, driven by a managed reduction in the risk of the UK motor book, largely offset by significant price increases:

•  This de-risking was achieved by a combination of rating action to reduce the mix of higher-risk drivers, and the partial or total exit of higher risk business lines (significantly scaling back the fleet and taxi business and the exit of personal lines business sold through insurance brokers). As a result in-force motor policies fell 14% compared with 2009.
•  Even with the significant reduction in the risk mix of the book, average motor premiums were up 7% in the year, due to significant price increases. The prices of like-for-like policies have increased by 35-40% over the last year. These increases were in addition to the significant increases achieved in 2009.

Initiatives to grow ancillary income were also implemented during the year resulting in revenues of £46 million in 2010 (£25 million in 2009).

Away from UK motor, overall home gross written premiums grew by 2%. This included the exit from less profitable business in line with overall strategy. Our underlying own brands business continues to grow successfully, with gross written premiums increasing 4%.

The International business continued to invest in growth in 2010 with gross written premium of £425 million up 20% on 2009. The Italian business successfully grew to a market share approaching 30% of the direct insurer market. The German business grew 7% and is well positioned to take advantage of the emerging shift to direct/internet distribution in that market.

Several programmes to further improve the overall efficiency of the business took effect during the year, including a reduction of six sites and operational process improvements, which will continue to improve efficiency.

RBS Insurance (continued)

Key points

Q4 2010 compared with Q3 2010
●
Operating loss declined from £33 million in Q3 2010 to £9 million in Q4 2010. The severe weather in the UK, primarily affecting the home business, led to claims estimated to be circa £100 million above a normal fourth quarter. Against this there was no significant net movement in motor bodily injury reserves in Q4 whereas in Q3 there was strengthening of £100 million. On an underlying basis, excluding the impact of weather and other one-off items, the RBS Insurance Q4 result was profit of circa £75 million.

●
Total income fell by £17 million. This was driven by a decrease in net premium income, reflecting the decision to exit the personal lines broker and certain partner channels, and by an increase in profit share payments to one of RBS Insurance’s distribution partnerships. Within other income, a project to deliver increased ancillary income generated £26 million in the latter part of 2010 and is expected to produce circa £45 million annually.

●
Q4 2010 also saw a continued focus on removing higher risk business from the motor book through targeted re-pricing, together with the selected channel exits mentioned above. Overall, the total number of policies in force increased compared with Q3 2010, primarily due to new travel policy business from Nationwide Building Society.

Q4 2010 compared with Q4 2009
•
The operating loss of £9 million for Q4 2010 was a significant improvement from the loss of £170 million recognised in Q4 2009. A 9% decrease in income was more than offset by a £250 million reduction in claims.

•	Net claims were 22% lower, reflecting the de-risking of the portfolio. A £272 million strengthening of reserves for bodily injury claims in Q4 2009 was not repeated in Q4 2010.
•
Total income declined by £102 million as higher risk, higher premium policies were managed down through a number of targeted rating actions in the motor book. The reduction in in-force policies was partially offset by higher prices, in line with increasing pricing trends industry-wide.

2010 compared with 2009
•
Total in-force policies declined by 3%, driven by a fall of 14% in motor policies This was partly offset by higher travel policies, up 64% with new business from a partnership with Nationwide Building Society commencing in Q4 2010. The personal lines broker segment overall declined by 43%, in line with business strategy.

●
Underwriting income declined by £63 million, with lower motor premium income, driven by rating action. Increased fees and commissions reflected profit sharing arrangements with UK Retail in relation to insurance distribution to bank customers. Investment income was £28 million lower, reflecting the impact of low interest rates on returns on the investment portfolio as well as lower gains realised on the sale of investments.

●
Net claims were £326 million higher than in 2009, driven by increases to bodily injury reserves relating to prior years, including allowance for higher claims costs in respect of Periodic Payment Orders due to an increased settlement rate of such claims.  Although bodily injury frequency has stabilised, severity has continued to deteriorate.  Claims were also impacted by the adverse weather experienced in the first and fourth quarters.

•	Expenses were down 7%, driven by lower industry levies and marketing costs.

Central items

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Central items not allocated	115	76	(169)	577	385

Operating profit/(loss)	115	76	(169)	577	385

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q4 2010 compared with Q3 2010
•	Central items not allocated, which are primarily volatile Group Treasury items, amounted to a net credit of £115 million, an increase of £39 million on Q3 2010.

Q4 2010 compared with Q4 2009
•
The Q4 2010 on Q4 2009 increase in Central items not allocated, was £284 million. This movement is largely due to a number of specific one-off corporate costs including certain Asset Protection Scheme fees and IFRS volatility in Q4 2009 that have not been repeated in Q4 2010.

2010 compared with 2009
•
Central items not allocated before fair value of own debt, including available-for-sale (AFS) gains of £237 million and one-off VAT recovery in Q1 2010 of £170 million, amounted to a net credit of £577 million, an increase of £192 million on 2009.

Non-Core

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	415	433	575	1,966	1,504
Funding costs of rental assets	(57)	(79)	(64)	(283)	(256)

Net interest income	358	354	511	1,683	1,248

Net fees and commissions	164	40	123	449	472
(Loss)/income from trading activities	(146)	227	(775)	(16)	(5,123)
Insurance net premium income	181	180	171	702	784
Other operating income
- rental income	275	245	245	1,035	976
- other (1)	(494)	(158)	(167)	(820)	(658)

Non-interest income	(20)	534	(403)	1,350	(3,549)

Total income	338	888	108	3,033	(2,301)

Direct expenses
- staff	(105)	(172)	(248)	(731)	(851)
- operating lease depreciation	(108)	(126)	(109)	(452)	(402)
- other	(158)	(151)	(188)	(642)	(642)
Indirect expenses	(127)	(130)	(141)	(500)	(552)

	(498)	(579)	(685)	(2,325)	(2,447)

Insurance net claims	(245)	(144)	(148)	(737)	(588)
Impairment losses	(1,211)	(1,171)	(1,811)	(5,476)	(9,221)

Operating loss	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

Analysis of income by business
Banking & portfolios	(91)	131	37	550	(1,338)
International businesses & portfolios	354	330	493	1,922	2,262
Markets	75	427	(422)	561	(3,225)

Total income	338	888	108	3,033	(2,301)

Key metrics
	Quarter ended				Year ended
	31 December 2010	30 September 2010	31 December 2009		31 December 2010	31 December 2009

Performance ratios
Net interest margin	1.10%	1.05%	1.17%		1.16%	0.69%
Cost:income ratio	147%	65%	634%		77%	(106%	)
Adjusted cost:income ratio	535%	78%	(1,713%	)	101%	(85%	)

Note:
(1)	Includes losses on disposals (quarter ended 31 December 2010 - £247 million; quarter ended 30 September 2010 - £253 million; year ended 31 December 2010 - £504 million).

Non-Core (continued)

	31 December 2010	30 September 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet (1,2)
Total third party assets (excluding derivatives)	137.9	154.2	(11%	)	201.0	(31%)
Total third party assets (including derivatives)	153.9	175.2	(12%	)	220.9	(30%)
Loans and advances to customers (gross)	108.4	119.5	(9%	)	149.5	(27%)
Customer deposits	6.7	7.3	(8%	)	12.6	(47%)
Risk elements in lending	23.4	23.9	(2%	)	22.9	2%
Risk-weighted assets	153.7	166.9	(8%	)	171.3	(10%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV: 31 December 2010 Third party assets (TPAs) £6.7 billion, RWAs £4.3 billion; (30 September 2010 TPAs £8.3 billion, RWAs £5.9 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

(Loss)/income from trading activities
Monoline exposures	(57)	191	(679)	(5)	(2,387)
Credit derivative product companies	(38)	(15)	(101)	(139)	(947)
Asset-backed products (1)	33	160	105	235	(288)
Other credit exotics	21	(2)	16	77	(558)
Equities	11	(15)	(9)	(17)	(47)
Banking book hedges	(70)	(123)	(231)	(82)	(1,613)
Other (2)	(46)	31	124	(85)	717

	(146)	227	(775)	(16)	(5,123)

Impairment losses
Banking & portfolios	154	204	895	1,311	4,215
International businesses & portfolios	1,162	980	902	4,217	4,494
Markets	(105)	(13)	14	(52)	512

Total impairment losses	1,211	1,171	1,811	5,476	9,221

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	1.0%	1.3%	4.1%	2.2%	4.9%
International businesses & portfolios	8.7%	6.9%	5.3%	7.9%	6.6%
Markets	(30.9% )	(0.5% )	0.4%	0.1%	5.2%

	4.4%	3.9%	4.6%	4.9%	5.7%
Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in RBS Sempra Commodities JV of £19 million (quarter ended 30 September 2010 - £78 million; 31 December 2009 - £161 million; year ended 31 December 2009 - £770 million).
(3)	Includes disposal groups.

Non-Core (continued)

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolios	55.6	64.4	82.0
International businesses & portfolios	52.5	54.8	65.6
Markets	0.3	0.3	1.9

	108.4	119.5	149.5

Risk-weighted assets
Banking & portfolios	51.2	54.0	58.2
International businesses & portfolios	37.5	40.6	43.8
Markets	65.0	72.3	69.3

	153.7	166.9	171.3

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 December 2010

	30 September 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	46.5	(2.3)	(0.8)	0.4	(1.2)	-	42.6
Corporate	66.1	(2.0)	(4.9)	0.4	-	0.2	59.8
SME	3.9	(0.3)	-	0.1	-	-	3.7
Retail	10.3	(0.6)	(0.7)	-	(0.1)	0.1	9.0
Other	2.6	(0.1)	-	-	-	-	2.5
Markets	16.5	0.2	(3.7)	0.3	0.1	0.2	13.6

Total (excluding derivatives)	145.9	(5.1)	(10.1)	1.2	(1.2)	0.5	131.2
Markets – RBS Sempra Commodities JV	8.3	1.4	(3.0)	-	-	-	6.7

Total (1)	154.2	(3.7)	(13.1)	1.2	(1.2)	0.5	137.9

Quarter ended 30 September 2010
	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives) (2)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets – RBS Sempra Commodities JV	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (1)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Year ended 31 December 2010

	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(6.2)	(1.4)	3.2	(4.6)	0.3	42.6
Corporate	82.6	(12.0)	(13.0)	2.0	(0.2)	0.4	59.8
SME	3.9	(0.2)	-	0.1	(0.1)	-	3.7
Retail	19.9	(7.7)	(2.6)	0.1	(0.6)	(0.1)	9.0
Other	4.7	(2.1)	(0.4)	0.3	-	-	2.5
Markets	24.4	(3.0)	(9.8)	1.3	-	0.7	13.6

Total (excluding derivatives) (2)	186.8	(31.2)	(27.2)	7.0	(5.5)	1.3	131.2
Markets – RBS Sempra Commodities JV	14.2	(1.7)	(6.3)	-	-	0.5	6.7

Total (1)	201.0	(32.9)	(33.5)	7.0	(5.5)	1.8	137.9

Notes:
(1)	£12 billion of disposals have been signed as of 31 December 2010 but are pending closing (30 September 2010 - £9 billion; 31 December 2009 - £3 billion).
(2)
Intra-group transfers during Q3 resulted in a net £2.2 billion reduction in TPAs. As a result of this transfer there was an increase of Commercial real estate assets totalling £5.4 billion, offset by reductions across other sectors, principally Retail.

Non-Core (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	1	1	2	5	6
Personal	2	4	5	8	47

Total UK Retail	3	5	7	13	53

UK Corporate
Manufacturing and infrastructure	5	5	41	26	87
Property and construction	103	130	163	437	651
Transport	(20)	26	2	3	10
Banks and financials	51	(8)	-	69	102
Lombard	50	25	13	129	95
Invoice finance	-	(3)	1	(3)	3
Other	50	(2)	120	169	729

Total UK Corporate	239	173	340	830	1,677

Ulster Bank
Mortgages	-	(1)	16	42	42
Commercial investment and development	241	201	256	699	303
Residential investment and development	561	394	(33)	1,690	716
Other	(19)	82	33	251	217
Other EMEA	6	13	20	52	106

Total Ulster Bank	789	689	292	2,734	1,384

US Retail & Commercial
Auto and consumer	37	(2)	27	82	136
Cards	3	2	26	23	130
SBO/home equity	51	57	85	277	452
Residential mortgages	(1)	3	13	4	54
Commercial real estate	31	49	51	185	224
Commercial and other	2	7	8	17	83

Total US Retail & Commercial	123	116	210	588	1,079

Global Banking & Markets
Manufacturing and infrastructure	15	(53)	84	(290)	1,404
Property and construction	176	147	683	1,296	1,413
Transport	24	8	5	33	178
Telecoms, media and technology	(23)	32	2	9	545
Banks and financials	19	5	97	196	620
Other	(163)	52	38	14	567

Total Global Banking & Markets	48	191	909	1,258	4,727

Other
Wealth	-	7	38	51	251
Global Transaction Services	7	(10)	14	-	49
Central items	2	-	1	2	1

Total Other	9	(3)	53	53	301

Total impairment losses	1,211	1,171	1,811	5,476	9,221

Non-Core (continued)

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.6	1.7	1.9
Personal	0.4	0.5	0.7

Total UK Retail	2.0	2.2	2.6

UK Corporate
Manufacturing and infrastructure	0.3	0.3	0.3
Property and construction	11.4	12.1	14.1
Lombard	1.7	1.9	2.9
Invoice finance	-	-	0.4
Other	13.6	14.2	17.2

Total UK Corporate	27.0	28.5	34.9

Ulster Bank
Mortgages	-	-	6.0
Commercial investment and development	5.6	6.7	3.0
Residential investment and development	7.1	6.0	5.6
Other	1.9	2.0	1.1
Other EMEA	0.4	0.8	1.0

Total Ulster Bank	15.0	15.5	16.7

US Retail & Commercial
Auto and consumer	2.6	2.7	3.2
Cards	0.1	0.1	0.5
SBO/home equity	3.2	3.3	3.7
Residential mortgages	0.7	0.8	0.8
Commercial real estate	1.5	1.7	1.9
Commercial and other	0.5	0.6	0.9

Total US Retail & Commercial	8.6	9.2	11.0

Global Banking & Markets
Manufacturing and infrastructure	8.7	10.6	17.5
Property and construction	19.6	22.9	25.7
Transport	5.5	5.6	5.8
Telecoms, media and technology	0.9	1.1	3.2
Banks and financials	12.0	13.8	16.0
Other	9.0	10.5	13.5

Total Global Banking & Markets	55.7	64.5	81.7

Other
Wealth	0.4	0.7	2.6
Global Transaction Services	0.3	0.5	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(1.0)	(2.1)	(3.2)

Total Other	(0.1)	(0.7)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	108.2	119.2	147.3

Non-Core (continued)

Key points

Q4 2010 compared with Q3 2010
•
Non-Core made further good progress in its asset reduction programme, with third party assets (excluding derivatives) declining by £16 billion to £138 billion. Disposals in Q4 2010 represented a £13 billion reduction while portfolio run-off totalled £5 billion. The division has also agreed, but not yet completed, a further £12 billion of disposals. Disposals in Q4 2010 included exits from Chile and Pakistan.

•
Non-Core operating loss was £1,616 million in the fourth quarter, compared with £1,006 million in Q3 2010, primarily impacted by trading results, increased disposal losses, fair value write-downs and higher impairments.

•	Net interest income increased by £4 million in Q4 2010.

•
In non-interest income, losses from trading activities totalled £146 million, compared with a profit of £227 million in the third quarter. A change in assumptions relating to the expected life of several trades in the structured credit portfolio caused a charge of approximately £160 million to monoline exposures in Q4 2010. Other operating income showed a loss of £219 million in Q4 2010 compared with a profit of £87 million in Q3 2010 and was driven by fair value write-downs on asset portfolios of £390 million. Disposal losses within operating income in Q4 2010 totalled £247 million compared with £253 million in Q3 2010.

•	Expenses declined by £81 million, or 14%, reflecting a number of business disposals and some one-off items. Headcount declined by 3,100 in Q4 principally reflecting country exits.

•	Impairment losses increased by £40 million, despite an increase in recoveries from Q3 2010. The rise was driven by an increase in impairments in the Ulster Bank portfolio.

•	Risk-weighted assets decreased by £13 billion driven by business disposals across the Non-Core division, partly offset by increases from regulatory changes.

Q4 2010 compared with Q4 2009
•	Q4 2010 operating loss of £1,616 million was 36% lower than the loss recorded in Q4 2009.

•	Losses from trading activities declined by £629 million, while underlying asset prices improved, fair value write-downs and disposal losses increased.

•
Impairments were £600 million lower in Q4 2010. This reflected the overall improvement in the economic environment over the year. However, additional impairments taken in Q4 2010 across the Ulster Bank portfolio demonstrate the continuing weakness in certain sectors.

Non-Core (continued)

Key points (continued)

2010 compared with 2009
•
By the end of 2010 third party assets (excluding derivatives) had decreased to £138 billion, £5  billion lower than the end of year target, as a result of a successful disposal strategy, managed portfolio run-off and impairments.

•
2010 operating losses in Non-Core were 62% lower than those recorded in 2009. The improvement in performance was driven by significantly lower trading losses, reduced expenses and a marked decline in impairments.

•
Losses from trading activities declined from £5,123 million for 2009 to £16 million for 2010 as underlying asset prices recovered, offset by continuing weakness in credit spreads. The division has recorded profits on the disposal of many asset-backed securities positions. In addition, a significantly smaller loss of £161 million was recorded on banking book hedges as spreads tightened, compared with £1,728 million in 2009.

•
Staff expenses fell by 14% over the year, largely driven by the impact of business divestments, including a number of country exits and the disposal of substantially all of the Group’s interest in the RBS Sempra Commodities JV.

•
Impairments were £3,745 million lower than 2009. The decline reflects the overall improvement in economic environment, although still high loss rates reflect the difficult conditions experienced in specific sectors, including both UK and Irish commercial property sectors.

•	Wholesale country exits completed during 2010 were Chile, Colombia, Pakistan and Taiwan.

•
Risk-weighted assets decreased by £18 billion (10%), reflecting active management to reduce trading book risk and disposals, partially offset by the impact of regulatory changes (£30 billion) and more conservative weightings applied to large corporate exposures.

Condensed consolidated income statement
for the year ended 31 December 2010

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Interest receivable	5,612	5,584	5,977	22,776	26,311
Interest payable	(2,032)	(2,173)	(2,558)	(8,567)	(12,923)

Net interest income	3,580	3,411	3,419	14,209	13,388

Fees and commissions receivable	2,052	2,037	2,353	8,193	8,738
Fees and commissions payable	(449)	(611)	(894)	(2,211)	(2,790)
Income from trading activities	364	277	709	4,517	3,761
Gain on redemption of own debt	-	-	-	553	3,790
Other operating income (excluding insurance premium income)	1,003	(317)	304	1,479	873
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Non-interest income	4,242	2,675	3,780	17,659	19,638

Total income	7,822	6,086	7,199	31,868	33,026

Staff costs
- excluding curtailment gains	(2,194)	(2,423)	(2,494)	(9,671)	(9,993)
- pension schemes curtailment gains	-	-	2,148	-	2,148
Premises and equipment	(709)	(611)	(685)	(2,402)	(2,594)
Other administrative expenses	(1,048)	(914)	(1,184)	(3,995)	(4,449)
Depreciation and amortisation	(546)	(603)	(600)	(2,150)	(2,166)
Write-down of goodwill and other intangible assets	(10)	-	(52)	(10)	(363)

Operating expenses	(4,507)	(4,551)	(2,867)	(18,228)	(17,417)

Profit before other operating charges and impairment losses	3,315	1,535	4,332	13,640	15,609
Insurance net claims	(1,182)	(1,142)	(1,321)	(4,783)	(4,357)
Impairment losses	(2,141)	(1,953)	(3,099)	(9,256)	(13,899)

Operating loss before tax	(8)	(1,560)	(88)	(399)	(2,647)
Tax credit/(charge)	3	295	(644)	(634)	429

Loss from continuing operations	(5)	(1,265)	(732)	(1,033)	(2,218)

Profit/(loss) on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	56	-	-	(963)	-
Other (losses)/profits from discontinued operations, net of tax	(1)	18	(135)	330	(105)

Profit/(loss) from discontinued operations, net of tax	55	18	(135)	(633)	(105)

Profit/(loss) for the period	50	(1,247)	(867)	(1,666)	(2,323)
Non-controlling interests	(38)	101	246	665	(349)
Preference share and other dividends	-	-	(144)	(124)	(935)

Profit/(loss) attributable to ordinary and B shareholders	12	(1,146)	(765)	(1,125)	(3,607)

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2010

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31December 2009	31 December 2010	31December 2009
	£m	£m	£m	£m	£m

Profit/(loss) for the period	50	(1,247)	(867)	(1,666)	(2,323)

Other comprehensive (loss)/income
Available-for-sale financial assets (1)	(1,132)	235	597	(389)	2,016
Cash flow hedges	(353)	553	410	1,454	684
Currency translation	34	(647)	(796)	81	(3,300)
Actuarial gains/(losses) on defined benefit plans	158	-	(3,665)	158	(3,665)

Other comprehensive (loss)/income before tax	(1,293)	141	(3,454)	1,304	(4,265)
Tax credit/(charge)	393	(256)	809	(309)	430

Other comprehensive (loss)/income after tax	(900)	(115)	(2,645)	995	(3,835)

Total comprehensive loss for the period	(850)	(1,362)	(3,512)	(671)	(6,158)

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	52	(117)	(603)	(197)	(1,346)
Preference shareholders	-	-	126	105	878
Paid-in equity holders	-	-	18	19	57
Ordinary and B shareholders	(902)	(1,245)	(3,053)	(598)	(5,747)

	(850)	(1,362)	(3,512)	(671)	(6,158)

Note:
(1)	Analysis provided on page 108.

Condensed consolidated balance sheet
at 31 December 2010

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	57,014	61,416	52,261
Net loans and advances to banks	57,911	60,334	56,656
Reverse repurchase agreements and stock borrowing	42,607	48,407	35,097
Loans and advances to banks	100,518	108,741	91,753
Net loans and advances to customers	502,748	528,049	687,353
Reverse repurchase agreements and stock borrowing	52,512	44,503	41,040
Loans and advances to customers	555,260	572,552	728,393
Debt securities	217,480	226,410	267,254
Equity shares	22,198	21,755	19,528
Settlement balances	11,605	22,874	12,033
Derivatives	427,077	548,805	441,454
Intangible assets	14,448	14,369	17,847
Property, plant and equipment	16,543	17,398	19,397
Deferred tax	6,373	5,909	7,039
Prepayments, accrued income and other assets	12,576	11,908	20,985
Assets of disposal groups	12,484	17,450	18,542

Total assets	1,453,576	1,629,587	1,696,486

Liabilities
Bank deposits	66,051	80,304	104,138
Repurchase agreements and stock lending	32,739	41,465	38,006
Deposits by banks	98,790	121,769	142,144
Customer deposits	428,599	420,639	545,849
Repurchase agreements and stock lending	82,094	87,287	68,353
Customer accounts	510,693	507,926	614,202
Debt securities in issue	218,372	235,083	267,568
Settlement balances	10,991	20,628	10,413
Short positions	43,118	44,004	40,463
Derivatives	423,967	543,397	421,141
Accruals, deferred income and other liabilities	23,089	23,667	30,327
Retirement benefit liabilities	2,288	2,637	2,963
Deferred tax	2,142	2,270	2,811
Insurance liabilities	6,794	6,782	10,281
Subordinated liabilities	27,053	27,890	37,652
Liabilities of disposal groups	9,428	16,154	18,890

Total liabilities	1,376,725	1,552,207	1,601,855

Equity
Non-controlling interests	1,719	1,780	16,895
Owners’ equity*
Called up share capital	15,125	15,030	14,630
Reserves	60,007	60,570	63,106

Total equity	76,851	77,380	94,631

Total liabilities and equity	1,453,576	1,629,587	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,388	70,856	69,890
Other equity owners	4,744	4,744	7,846

	75,132	75,600	77,736

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,030	15,029	14,120	14,630	9,898
Ordinary shares issued	121	1	-	523	-
Ordinary shares issued in respect of placing and open offers	-	-	-	-	4,227
B shares issued	-	-	510	-	510
Preference shares redeemed	1	-	-	(1)	(5)
Cancellation of non-voting deferred shares	(27)	-	-	(27)	-

At end of period	15,125	15,030	14,630	15,125	14,630

Paid-in equity
At beginning of period	431	431	565	565	1,073
Securities redeemed	-	-	-	(132)	(308)
Transfer to retained earnings	-	-	-	(2)	(200)

At end of period	431	431	565	431	565

Share premium account
At beginning of period	23,858	23,858	23,523	23,523	27,471
Ordinary shares issued	64	-	-	281	-
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	-	-	-	1,047
Redemption of preference shares classified as debt	-	-	-	118	-
Preference shares redeemed	-	-	-	-	(4,995)

At end of period	23,922	23,858	23,523	23,922	23,523

Merger reserve
At beginning of period	13,272	13,272	10,881	25,522	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591	-	24,591
Transfer to retained earnings	-	-	(9,950)	(12,250)	(9,950)

At end of period	13,272	13,272	25,522	13,272	25,522

Available-for-sale reserve
At beginning of period	(1,242)	(1,459)	(2,199)	(1,755)	(3,561)
Unrealised gains	(1,148)	680	504	179	1,202
Realised (gains)/losses	16	(408)	115	(519)	981
Tax	337	(55)	(175)	74	(377)
Recycled to profit or loss on disposal of businesses, net of £5 million tax	-	-	-	(16)	-

At end of period	(2,037)	(1,242)	(1,755)	(2,037)	(1,755)

Cash flow hedging reserve
At beginning of period	119	(235)	(389)	(252)	(876)
Amount recognised in equity	(149)	387	(57)	180	380
Amount transferred from equity to earnings	(197)	121	274	(59)	513
Tax	87	(154)	(80)	(67)	(269)
Recycled to profit or loss on disposal of businesses, net of £19 million tax	-	-	-	58	-

At end of period	(140)	119	(252)	(140)	(252)

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	5,085	5,755	4,684	4,528	6,385
Retranslation of net assets	-	(778)	(281)	997	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(6)	157	69	(458)	456
Tax	34	(43)	56	63	9
Recycled to profit or loss on disposal of businesses	25	(6)	-	8	-

At end of period	5,138	5,085	4,528	5,138	4,528

Capital redemption reserve
At beginning of period	172	172	170	170	170
Preference shares redeemed	(1)	-	-	1	-
Cancellation of non-voting deferred shares	27	-	-	27	-

At end of period	198	172	170	198	170

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	-	(1,208)	-
Contingent capital agreement – consideration payable	-	-	(1,208)	-	(1,208)

At end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	20,904	22,003	5,433	12,134	7,542
Loss attributable to ordinary and B shareholders and other equity owners
- continuing operations	12	(1,148)	(614)	(973)	(2,600)
- discontinued operations	-	2	(7)	(28)	(72)
Equity preference dividends paid	-	-	(126)	(105)	(878)
Paid-in equity dividends paid, net of tax	-	-	(18)	(19)	(57)
Transfer from paid-in equity
- gross	-	-	-	2	200
- tax	-	-	-	(1)	-
Equity owners gain on withdrawal of non-controlling interests
- gross	-	-	-	40	629
- tax	-	-	-	(11)	(176)
Redemption of equity preference shares	-	-	-	(2,968)	-
Gain on redemption of equity preference shares	-	-	-	609	-
Redemption of preference shares classified as debt	-	-	-	(118)	-
Transfer from merger reserve	-	-	9,950	12,250	9,950
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	158	-	(3,756)	158	(3,756)
- tax	(71)	-	1,043	(71)	1,043
Purchase of non-controlling interests	(38)	-	-	(38)	-
Net cost of shares bought and used to satisfy share-based payments	(2)	(2)	(1)	(13)	(16)
Share-based payments
- gross	282	42	230	385	325
- tax	(6)	7	-	6	-

At end of period	21,239	20,904	12,134	21,239	12,134

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m
Own shares held
At beginning of period	(821)	(816)	(122)	(121)	(104)
Shares purchased	11	(7)	-	(700)	(33)
Shares issued under employee share schemes	2	2	1	13	16

At end of period	(808)	(821)	(121)	(808)	(121)

Equity owners at end of period	75,132	75,600	77,736	75,132	77,736

Non-controlling interests
At beginning of period	1,780	2,492	17,485	16,895	21,619
Currency translation adjustments and other movements	15	(20)	(584)	(466)	(1,434)
(Loss)/profit attributable to non-controlling interests	-	-	(595)
- continuing operations	(17)	(117)	382	(60)	382
- discontinued operations	55	16	(33)	(605)	(33)
Dividends paid	17	(46)	13	(4,200)	(313)
Movements in available-for-sale securities	-	-	-
- unrealised (losses)/gains	(2)	(76)	26	(56)	299
- realised losses/(gains)	1	39	(48)	37	(466)
- tax	-	4	12	5	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	-	-	-	(7)	-
Movements in cash flow hedging reserves	-	-	-
- amount recognised in equity	(21)	66	193	(120)	(209)
- tax	6	(14)	(48)	39	59
- recycled to profit or loss on disposal of discontinued operations, net of £340 million tax	15	(15)	-	1,036	-
Actuarial gains recognised in retirement benefit schemes	-	-	-
- gross	-	-	91	-	91
- tax	-	-	1	-	1
Equity raised	58	-	-	559	9
Equity withdrawn and disposals	(188)	(549)	-	(11,298)	(2,445)
Transfer to retained earnings	-	-	-	(40)	(629)
			-
At end of period	1,719	1,780	16,895	1,719	16,895

Total equity at end of period	(76,851)	77,380	94,631	76,851	94,631

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	52	(117)	(603)	(197)	(1,346)
Preference shareholders	-	-	126	105	878
Paid-in equity holders	-	-	18	19	57
Ordinary and B shareholders	(902)	(1,245)	(3,053)	(598)	(5,747)

	(850)	(1,362)	(3,512)	(671)	(6,158)

Condensed consolidated cash flow statement
for the year ended 31 December 2010

	2010	2009
	£m	£m

Operating activities
Operating loss before tax	(399)	(2,647)
Operating loss before tax on discontinued operations	(541)	(49)
Adjustments for non-cash items	2,571	18,387

Net cash inflow from trading activities	1,631	15,691
Changes in operating assets and liabilities	17,095	(15,964)

Net cash flows from operating activities before tax	18,726	(273)
Income taxes received/(paid)	565	(719)

Net cash flows from operating activities	19,291	(992)

Net cash flows from investing activities	3,351	54

Net cash flows from financing activities	(14,380)	18,791

Effects of exchange rate changes on cash and cash equivalents	82	(8,592)

Net increase in cash and cash equivalents	8,344	9,261
Cash and cash equivalents at beginning of year	144,186	134,925

Cash and cash equivalents at end of year	152,530	144,186

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2010 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's Financial Statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ issued in January 2008 and also IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year. In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group’s financial statements: April 2009 Annual Improvements to IFRS - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 ‘Financial Instruments: Recognition and Measurement - limited changes to IAS 39’ issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Year ended

	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m
Loans and advances to customers	4,755	4,683	4,788	18,889	21,356
Loans and advances to banks	167	153	155	591	830
Debt securities	690	748	1,034	3,296	4,125

Interest receivable	5,612	5,584	5,977	22,776	26,311

Customer accounts	926	961	972	3,721	4,761
Deposits by banks	288	330	510	1,333	2,898
Debt securities in issue	866	733	709	3,277	4,482
Subordinated liabilities	(18)	175	297	417	1,291
Internal funding of trading businesses	(30)	(26)	70	(181)	(509)

Interest payable	2,032	2,173	2,558	8,567	12,923

Net interest income	3,580	3,411	3,419	14,209	13,388

Fees and commissions receivable	2,052	2,037	2,353	8,193	8,738
Fees and commissions payable
- banking	(392)	(493)	(737)	(1,892)	(2,351)
- insurance related	(57)	(118)	(157)	(319)	(439)

Net fees and commissions	1,603	1,426	1,459	5,982	5,948

Foreign exchange	217	442	483	1,491	2,340
Interest rate	660	41	(369)	1,862	3,883
Credit	(742)	(425)	152	41	(4,147)
Other	229	219	443	1,123	1,685

Income from trading activities	364	277	709	4,517	3,761

Gain on redemption of own debt (1)	-	-	-	553	3,790

Operating lease and other rental income	369	338	341	1,394	1,323
Changes in the fair value of own debt	472	(528)	349	249	51
Changes in the fair value of securities and other financial assets and liabilities	(83)	54	54	(180)	42
Changes in the fair value of investment properties	(293)	(4)	36	(405)	(117)
Profit on sale of securities	(10)	352	82	496	162
Profit on sale of property, plant and equipment	29	9	13	50	40
Profit/(loss) on sale of subsidiaries and associates	511	(260)	(200)	(107)	(144)
Life business profits	29	49	24	90	156
Dividend income	11	17	18	69	78
Share of profits less losses of associated entities	14	8	(219)	70	(268)
Other income	(46)	(352)	(194)	(247)	(450)

Other operating income	1,003	(317)	304	1,479	873

Non-interest income (excluding insurance net premium income)	2,970	1,386	2,472	12,531	14,372
Insurance net premium income	1,272	1,289	1,308	5,128	5,266

Total non-interest income	4,242	2,675	3,780	17,659	19,638

Total income	7,822	6,086	7,199	31,868	33,026

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	1,859	2,100	2,060	8,332	8,368
- bonus tax	15	15	208	99	208
- social security costs	166	153	158	671	675
- pension costs – gains on pensions curtailment	-	-	(2,148)	-	(2,148)
- pension costs	154	155	68	569	742

	2,194	2,423	346	9,671	7,845
Premises and equipment	709	611	685	2,402	2,594
Other	1,048	914	1,184	3,995	4,449

Administrative expenses	3,951	3,948	2,215	16,068	14,888
Depreciation and amortisation	546	603	600	2,150	2,166
Write-down of goodwill and other intangible assets	10	-	52	10	363

Operating expenses	4,507	4,551	2,867	18,228	17,417

General insurance	1,151	1,092	1,304	4,698	4,223
Bancassurance	31	50	17	85	134

Insurance net claims	1,182	1,142	1,321	4,783	4,357

Loan impairment losses	2,155	1,908	3,032	9,144	13,090
Securities impairment losses	(14)	45	67	112	809

Impairment losses	2,141	1,953	3,099	9,256	13,899

Note:
(1)
In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss.  No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity. A similar series of exchange and tender offers concluded in April 2009 resulting in a gain of £3,790 million and £829 million being recorded in equity.

Notes (continued)

4. Pensions

	2010	2009
Pension costs (excluding curtailment gains)	£m	£m

Defined benefit schemes	462	638
Defined contribution schemes	107	104

	569	742

Pension costs for the year ended 31 December 2010 amounted to £569 million (2009 - £742 million excluding curtailment gains), net of a £78 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

Curtailment gains of £2,148 million were recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

	2010	2009
Net pension deficit/(surplus)	£m	£m

At 1 January	2,905	1,996
Currency translation and other adjustments	-	(114)
Income statement
- Pension cost: continuing operations	519	638
discontinued operations	21	21
- Curtailment gains: continuing operations	(78)	(2,148)
Net actuarial (gains)/losses	(158)	3,665
Contributions by employer	(832)	(1,153)
Disposal of RFS minority interest	(194)	-

At 31 December	2,183	2,905

Net assets of schemes in surplus	(105)	(58)
Net liabilities of schemes in deficit	2,288	2,963

The most recent funding valuation of the main UK scheme was 31 March 2007. A funding valuation of the Main UK scheme at 31 March 2010 is currently in progress. The scheme trustees and the Group are in discussion on this valuation and the level of contributions to be paid by the Group and expect to reach agreement by 30 June 2011. The Group expects that in addition to estimated contributions of £300 - £350 million for future accrual of benefits, it will make additional contributions, as yet unquantified, in 2011 and subsequent years to improve the funding position of the scheme.

Notes (continued)

5. Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.

The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.075 per cent from 2011. Three different rates apply during 2011, these average to 0.075 per cent. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20 billion of chargeable liabilities.

If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS would be in the region of £350 to £400 million in 2011.

Notes (continued)

6. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £9,144 million (2009 - £13,090 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2010 from £17,283 million to £18,182 million and the movements thereon were:

				Nine months
	Quarter ended			ended	Year ended	Year ended
	31 December 2010			30 September	31 December	31 December
	Core	Non-Core	Total	2010	2010	2009
	£m	£m	£m	£m	£m	£m

At beginning of period	7,791	9,879	17,670	17,283	17,283	11,016
Transfers to disposal groups	-	(5)	(5)	(67)	(72)	(324)
Intra-group transfers	(217)	217	-	-	-	-
Currency translation and other adjustments	147	(235)	(88)	131	43	(530)
Disposals	-	(3)	(3)	(2,127)	(2,172)	(65)
Amounts written-off	(745)	(771)	(1,516)	(4,526)	(6,042)	(6,939)
Recoveries of amounts previously written-off	29	67	96	315	411	399
Charge to income statement
- continuing operations	912	1,243	2,155	6,989	9,144	13,090
- discontinued operations	-	-	-	-	42	1,044
Unwind of discount	(51)	(76)	(127)	(328)	(455)	(408)

At end of period	7,866	10,316	18,182	17,670	18,182	17,283

The provision at 31 December 2010 includes £127 million (2009 - £157 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £112 million (2009 - £809 million) relating to securities.

Notes (continued)

7. Strategic disposals
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Asset Management’s investment strategies business	-	-	-	80	-
- Asian branches and businesses	(19)	5	(9)	(16)	(159)
- Latin American businesses	14	4	(159)	(146)	(159)
- Global Merchant Services	837	-	-	837	-
- Life assurance business	4	-	-	(231)	-
- Non-Core project finance assets	(221)	-	-	(221)	-
- Bank of China (1)	-	-	-	-	236
- Linea Directa	-	-	2	-	214
- Other	(113)	18	-	(132)	-

	502	27	(166)	171	132

Note:
(1)	Including £359 million attributable to non-controlling interests.

8. Tax
The (charge)/credit for tax differs from the tax credit computed by applying the standard UK corporation tax rate of 28% as follows:
	Year ended
	31 December 2010	31 December 2009
	£m	£m

Loss before tax from continuing operations	(399)	(2,647)

Expected tax credit	112	741
Non-deductible goodwill impairment	(3)	(102)
Unrecognised timing differences	11	274
Items not allowed for tax
- losses on strategic disposals and write-downs	(311)	(152)
- other	(328)	(356)
Non-taxable items
- gain on sale of Global Merchant Services	221	-
- gain on redemption of own debt	11	693
- other	341	410
Taxable foreign exchange movements	4	1
Foreign profits taxed at other rates	(517)	(276)
UK tax rate change – deferred tax impact	(82)	-
Losses in year where no deferred tax asset recognised	(450)	(780)
Losses brought forward and utilised	2	94
Adjustments in respect of prior years	355	(118)

Actual tax (charge)/credit	(634)	429

Notes (continued)

9. (Loss)/profit attributable to non-controlling interests

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	(8)	10	39
Investment in Bank of China	-	-	-	-	359
RBS Sempra Commodities JV	(11)	26	55	35	234
ABN AMRO
- RFS minority interest	49	(131)	(293)	(726)	(299)
- Other	(1)	(2)		(2)	4
RBS Life Holdings Ltd	9	6	2	26	26
Other	(8)	-	(2)	(8)	(14)

(Loss)/profit attributable to non-controlling interests	38	(101)	(246)	(665)	349

10. Profit attributable to preference shareholders and paid-in equity holders

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	-	-	63	105	342
Non-cumulative preference shares of €0.01	-	-	63	-	201
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	-	-	-	274
- other	-	-	-	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	-	-	18	19	57

	-	-	144	124	935

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

11. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so.

Notes (continued)

12. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended				Year ended
	31 December 2010	30 September 2010		31 December 2009	31 December 2010	31 December 2009
	£m	£m		£m	£m	£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	12	(1,148)		(758)	(1,097)	(3,535)
Gain on redemption of preference shares and paid-in equity	-	-		-	610	200

Adjusted loss from continuing operations attributable to ordinary and B shareholders	12	(1,148)		(758)	(487)	(3,335)

Loss from discontinued operations attributable to ordinary and B shareholders	-	2		(7)	(28)	(72)

Number of shares (millions)
Ordinary shares in issue during the period	56,166	56,164		56,227	56,245	51,494
1B shares in issue during the period	51,000	51,000		5,543	51,000	1,397

Weighted average number of ordinary and B shares in issue during the period	107,166	107,164		61,770	107,245	52,891

Basic loss per ordinary and B share from continuing operations	-	(1.1p	)	(1.2p )	(0.5p )	(6.3p	)

Diluted loss per ordinary and B share from continuing operations	-	(1.1p	)	(1.2p )	(0.5p )	(6.3p	)

Basic loss per ordinary and B share from discontinued operations	-	-		-	-	(0.1p	)

Diluted loss per ordinary and B share from discontinued operations	-	-		-	-	(0.1p	)

Following reconsideration of the terms of the B share subscription agreement with HM Treasury, it is no longer treated as dilutive. The comparative amount for the year ended 31 December 2009 has been restated.

Notes (continued)

13. Segmental analysis
There have been no significant changes in the Group’s divisions during the year. Total revenue, operating profit/(loss) before tax and total assets by division are shown in the tables below.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,088	398	1,486	(675)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance	95	979	1,074	(177)	(906)	-	(9)
Central items	93	48	141	(22)	-	(4)	115

Core	3,220	3,901	7,121	(3,583)	(937)	(930)	1,671
Non-Core	358	(20)	338	(498)	(245)	(1,211)	(1,616)

	3,578	3,881	7,459	(4,081)	(1,182)	(2,141)	55
Reconciling items
Fair value of own debt	-	582	582	-	-	-	582
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(725)	(725)	-	-	-	(725)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)

	3,578	4,240	7,818	(4,501)	(1,182)	(2,141)	(6)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)

Total statutory	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes (continued)

13. Segmental analysis (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,056	376	1,432	(733)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets	309	1,245	1,554	(1,005)	-	40	589
RBS Insurance	92	999	1,091	(175)	(949)	-	(33)
Central items	(154)	193	39	34	1	2	76

Core	3,050	3,979	7,029	(3,517)	(998)	(782)	1,732
Non-Core	354	534	888	(579)	(144)	(1,171)	(1,006)

	3,404	4,513	7,917	(4,096)	(1,142)	(1,953)	726
Reconciling items
Fair value of own debt	-	(858)	(858)	-	-	-	(858)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
Asset Protection Scheme credit default swap – fair value changes	-	(825)	(825)	-	-	-	(825)

	3,404	2,857	6,261	(4,545)	(1,142)	(1,953)	(1,379)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes (continued)

13. Segmental analysis (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,078	1,412	5,490	(2,873)	(85)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,671)	-	(761)	1,463
Wealth	609	447	1,056	(734)	-	(18)	304
Global Transaction Services	974	1,587	2,561	(1,464)	-	(9)	1,088
Ulster Bank	761	214	975	(575)	-	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,123)	-	(517)	306
Global Banking & Markets	1,215	6,697	7,912	(4,397)	-	(151)	3,364
RBS Insurance	366	4,003	4,369	(703)	(3,961)	-	(295)
Central items	25	400	425	155	-	(3)	577

Core	12,517	17,112	29,629	(14,385)	(4,046)	(3,780)	7,418
Non-Core	1,683	1,350	3,033	(2,325)	(737)	(5,476)	(5,505)

	14,200	18,462	32,662	(16,710)	(4,783)	(9,256)	1,913
Reconciling items
Fair value of own debt	-	174	174	-	-	-	174
Amortisation of purchased intangible assets	-	-	-	(369)	-	-	(369)
Integration and restructuring costs	-	-	-	(1,032)	-	-	(1,032)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	171	171	-	-	-	171
Bonus tax	-	-	-	(99)	-	-	(99)
Asset Protection Scheme credit default swap – fair value changes	-	(1,550)	(1,550)	-	-	-	(1,550)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)

	14,200	17,810	32,010	(18,220)	(4,783)	(9,256)	(249)
RFS Holdings minority interest	9	(151)	(142)	(8)	-	-	(150)

Total statutory	14,209	17,659	31,868	(18,228)	(4,783)	(9,256)	(399)

Notes (continued)

13. Segmental analysis (continued)

	2010			2009
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	6,998	401	7,399	7,156	599	7,755
UK Corporate	4,347	132	4,479	4,563	118	4,681
Wealth	957	617	1,574	813	820	1,633
Global Transaction Services	2,850	85	2,935	2,923	60	2,983
Ulster Bank	1,386	134	1,520	1,604	104	1,708
US Retail & Commercial	3,660	286	3,946	4,080	378	4,458
Global Banking & Markets	9,999	7,195	17,194	13,805	9,142	22,947
RBS Insurance	4,918	10	4,928	5,018	19	5,037
Central items	2,953	8,549	11,502	2,057	10,825	12,882

Core	38,068	17,409	55,477	42,019	22,065	64,084
Non-Core	5,622	1,051	6,673	3,358	1,292	4,650

	43,690	18,460	62,150	45,377	23,357	68,734
Reconciling items
RFS Holdings minority interest	(141)	-	(141)	(155)	-	(155)
Fair value of own debt	174	-	174	(142)		(142)
Gain on redemption of own debt	553	-	553	3,790	-	3,790
Strategic disposals	171	-	171	132	-	132
Asset Protection Scheme	(1,550)	-	(1,550)	-	-	-
Eliminations	-	(18,460)	(18,460)	-	(23,357)	(23,357)

	42,897	-	42,897	49,002	-	49,002

	2010	2009
	£m	£m

Total assets
UK Retail	111,793	110,987
UK Corporate	114,550	114,854
Wealth	21,073	17,952
Global Transaction Services	25,221	18,380
Ulster Bank	40,081	44,021
US Retail & Commercial	71,173	75,369
Global Banking & Markets	802,578	826,054
RBS Insurance	12,555	11,973
Central items	99,728	82,041

Core	1,298,752	1,301,631
Non-Core	153,882	220,850

	1,452,634	1,522,481
Reconciling item
RFS Holdings minority interest	942	174,005

	1,453,576	1,696,486

Notes (continued)

14. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax
	2010	2009
	£m	£m

Discontinued operations
Total income	1,433	5,664
Operating expenses	(803)	(4,061)
Insurance net claims	(161)	(500)
Impairment losses	(42)	(1,051)

Profit before tax	427	52
Gain on disposal before recycling of reserves	113	-
Recycled reserves	(1,076)	-

Operating (loss)/profit before tax	(536)	52
Tax on profit	(92)	(58)

Loss after tax	(628)	(6)

Businesses acquired exclusively with a view to disposal
Loss after tax	(5)	(99)

Loss from discontinued operations, net of tax	(633)	(105)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings B.V. following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. Consortium Members’ results are classified as discontinued operations and 2009 has been presented accordingly.

Notes (continued)

14. Discontinued operations and assets and liabilities of disposal groups (continued)

	2010
	Sempra	Other	Total	2009
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	184	184	129
Loans and advances to banks	629	22	651	388
Loans and advances to customers	440	4,573	5,013	3,216
Debt securities and equity shares	17	3	20	904
Derivatives	4,768	380	5,148	6,361
Intangible assets	-	-	-	238
Settlement balances	555	-	555	1,579
Property, plant and equipment	18	-	18	136
Other assets	260	444	704	5,417

Discontinued operations and other disposal groups	6,687	5,606	12,293	18,368
Assets acquired exclusively with a view to disposal	-	191	191	174

	6,687	5,797	12,484	18,542

Liabilities of disposal groups
Deposits by banks	266	-	266	618
Customer accounts	352	1,915	2,267	8,907
Derivatives	5,021	21	5,042	6,683
Settlement balances	907	-	907	950
Subordinated liabilities	-	-	-	6
Other liabilities	393	532	925	1,675

Discontinued operations and other disposal groups	6,939	2,468	9,407	18,839
Liabilities acquired exclusively with a view to disposal	-	21	21	51

	6,939	2,489	9,428	18,890

To comply with EC State Aid requirements, the Group has agreed to make a series of divestments within four years from December 2009. During 2010, the Group successfully completed the disposal of 80.01% of the GMS business and substantially all of the RBS Sempra Commodities JV business. Certain contracts of the RBS Sempra Commodities JV business were sold in risk transfer transactions prior to being novated to the purchaser and they comprise substantially all of its residual assets and liabilities. RBS Sempra Commodities JV was the only significant such divestment that met the criteria for classification as a disposal group at 31 December 2010.

The other assets and liabilities classified as disposal groups include the project finance assets to be sold to The Bank of Tokyo-Mitsubishi UFJ, Ltd, and certain non-core interests in Latin America, Europe and the Middle East.

Notes (continued)

15. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.

	HFT	DFV	Hedging derivatives	AFS	LAR	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	57,014			57,014	-	57,014
Loans and advances to banks
- reverse repos	38,215	-		-	4,392			42,607	-	42,607
- other	26,082	-		-	31,827			57,909	2	57,911
Loans and advances to customers
- reverse repos	41,110	-		-	11,402			52,512	-	52,512
- other	19,903	1,100		-	471,308	10,437		502,748	-	502,748
Debt securities	98,869	402		111,130	7,079			217,480	-	217,480
Equity shares	19,186	1,013		1,999	-			22,198	-	22,198
Settlement balances	-	-		-	11,605			11,605	-	11,605
Derivatives (1)	421,648	-	5,429	-	-			427,077	-	427,077
Intangible assets							14,448	14,448	-	14,448
Property, plant and equipment							16,543	16,543	-	16,543
Deferred tax							6,373	6,373	-	6,373
Prepayments, accrued income and other assets	-	-		-	1,306	-	11,262	12,568	8	12,576
Assets of disposal groups					-		11,552	11,552	932	12,484

Group before RFS MI	665,013	2,515	5,429	113,129	595,933	10,437	60,178	1,452,634
RFS MI (2)	-	-	-	-	2	-	940		942

	665,013	2,515	5,429	113,129	595,935	10,437	61,118			1,453,576

For notes to this table refer to page 93.

Notes (continued)

15. Financial instruments (continued)

Classification (continued)

	HFT	DFV	Hedging derivatives	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	20,585	-		12,154			32,739	-	32,739
- other	28,216	-		37,721			65,937	114	66,051
Customer accounts
- repos	53,031	-		29,063			82,094	-	82,094
- other	14,357	4,824		409,418			428,599	-	428,599
Debt securities in issue	7,730	43,488		167,154			218,372	-	218,372
Settlement balances	-	-		10,991			10,991	-	10,991
Short positions	43,118	-		-			43,118	-	43,118
Derivatives (1)	419,103	-	4,864	-			423,967	-	423,967
Accruals, deferred income and other liabilities	-	-		1,793	458	20,824	23,075	14	23,089
Retirement benefit liabilities				-		2,288	2,288		2,288
Deferred tax				-		2,111	2,111	31	2,142
Insurance liabilities				-		6,794	6,794	-	6,794
Subordinated liabilities		1,129		25,924		-	27,053	-	27,053
Liabilities of disposal groups				-		8,940	8,940	488	9,428

Group before RFS MI	586,140	49,441	4,864	694,218	458	40,957	1,376,078
RFS MI (2)	-	-	-	114	-	533		647

Total liabilities	586,140	49,441	4,864	694,332	458	41,490			1,376,725

Equity									76,851

									1,453,576

For notes to this table refer to page 93.

Notes (continued)

15. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Finance leases	Non Financial assets/ liabilities	Group before RFS MI	RFS MI	Group
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	51,548			51,548	713	52,261
Loans and advances to banks
- reverse repos	26,886	-	-	8,211			35,097	-	35,097
- other	18,563	-	-	30,214			48,777	7,879	56,656
Loans and advances to customers
- reverse repos	26,313	-	-	14,727			41,040	-	41,040
- other	15,371	1,981	-	524,204	13,098		554,654	132,699	687,353
Debt securities	111,413	2,429	125,382	9,871			249,095	18,159	267,254
Equity shares	11,318	2,083	2,559	-			15,960	3,568	19,528
Settlement balances	-	-	-	12,024			12,024	9	12,033
Derivatives (1)	438,199	-	-	-			438,199	3,255	441,454
Intangible assets						14,786	14,786	3,061	17,847
Property, plant and equipment						17,773	17,773	1,624	19,397
Deferred tax						6,492	6,492	547	7,039
Prepayments, accrued income and other assets	-	-	-	1,421		17,183	18,604	2,381	20,985
Assets of disposal groups				-		18,432	18,432	110	18,542

Group before RFS MI	648,063	6,493	127,941	652,220	13,098	74,666	1,522,481
RFS MI (2)	7,042	283	18,250	140,707	-	7,723		174,005

	655,105	6,776	146,191	792,927	13,098	82,389			1,696,486

For notes to this table refer to page 93.

 Notes (continued)

15. Financial instruments (continued)

Classification (continued)
	HFT	DFV	Other financial instruments	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Group
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- other	32,647	-	82,995			115,642	(11,504)	104,138
- repos	20,962	-	17,044			38,006	-	38,006
Customer accounts
- other	11,217	5,256	397,778			414,251	131,598	545,849
- repos	41,520	-	26,833			68,353	-	68,353
Debt securities in issue	3,925	41,444	200,960			246,329	21,239	267,568
Settlement balances	-	-	10,412			10,412	1	10,413
Short positions	40,463	-	-			40,463	-	40,463
Derivatives (1)	421,534	-	-			421,534	2,607	424,141
Accruals, deferred income and other liabilities	-	-	1,889	466	22,269	24,624	5,703	30,327
Retirement benefit liabilities			-		2,715	2,715	248	2,963
Deferred tax			-		2,161	2,161	650	2,811
Insurance liabilities			-		7,633	7,633	2,648	10,281
Subordinated liabilities		1,277	30,261		-	31,538	6,114	37,652
Liabilities of disposal groups			-		18,857	18,857	33	18,890

Group before RFS MI	572,268	47,977	768,172	466	53,635	1,442,518
RFS MI (2)	2,738	3,417	143,901	-	9,281		159,337

	575,006	51,394	912,072	466	62,916			1,601,855

Equity								94,631

								1,696,486

Notes:
(1)	HFT derivatives include hedging derivatives.
(2)	RFS MI comprises the following financial instruments at 31 December 2010:
(a)
There were no HFT assets or liabilities at 31 December 2010 (31 December 2009 - HFT assets of £7,042 million comprised loans to customers - £593 million, debt securities - £69 million, equity shares - £3,125 million and derivatives - £3,255 million; HFT liabilities of £2,738 million comprised customer accounts - £131 million, and derivatives - £2,607 million);

(b)
There were no DFV assets or liabilities at 31 December 2010 (31 December 2009 - DFV assets of £283 million comprised; debt securities of £174 million, equity shares - £109 million; DFV liabilities of £3,417 million comprised customer accounts - £3,324 million, debt securities in issue - £93 million);

(c) There were no AFS assets at 31 December 2010 (31 December 2009 - AFS assets of £18,250 million comprised debt securities - £17,916 million and equity shares - £334 million);
(d)
Loans and receivables of £2 million all within the loans and advances to banks category at 31 December 2010 (31 December 2009 - £140,969 million comprised cash and balances at central banks - £713 million; loans and advances to banks - £7,879 million, loans and advances to customers - £132,106 million; settlement balances - £9 million); and

(e)
Amortised cost liabilities of £114 million all within the deposits by banks category at 31 December 2010 (31 December 2009 - £143,901 million comprised deposits by banks - £(11,504) million, customer accounts - £128,143 million, debt securities in issue - £21,146 million, settlement balances - £1 million, accruals, deferred income and other liabilities - £1 million, subordinated liabilities - £6,114 million).

Notes (continued)

15. Financial instruments (continued)

Reclassification
As permitted by IAS 39 as amended, the Group reclassified certain financial assets from the HFT and AFS categories into the LAR category and from the HFT category into the AFS category in 2008 and 2009. There were no reclassifications in the year ended 31 December 2010. The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

Year ended 31 December 2010
Reduction in profit as a result of reclassifications	£m

From HFT to:
AFS	280
LAR	796

1,076

	31 December 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

From HFT to:
AFS	6,447	6,447	7,629	7,629
LAR	8,908	7,549	12,933	10,644

	15,355	13,996	20,562	18,273
From AFS to:
LAR	422	380	869	745

	15,777	14,376	21,431	19,018

During the year ended 31 December 2010, the balance sheet value of reclassified assets decreased by £5.7 billion, primarily due to disposals and repayments across a range of securities and loans.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 31 December 2010 were £0.3 billion (31 December 2009 - £0.6 billion).

Notes (continued)

15. Financial instruments (continued)

Financial instruments carried at fair value
Detailed explanations of the valuation techniques are set out in the Group’s 2010 Annual Report and Accounts. There has been no change to the Group’s valuation techniques except for:

Derivative discounting
The market convention for some derivative products has moved to pricing collateralised derivatives using the overnight indexed swap (OIS) curve, which reflects the interest rate typically paid on cash collateral. In order to reflect observed market practice the Group’s valuation approach for the substantial portion of its collateralised derivatives was amended to use OIS. Previously the Group had discounted these collateralised derivatives at LIBOR. The rate for discounting of uncollateralised derivatives was also changed in line with observable market pricing. This change resulted in a net increase in income from trading activities of £127 million for 2010.

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.

	31 December 2010	31 December 2009
	£m	£m

Credit valuation adjustments
Monoline insurers	2,443	3,796
Credit derivative product companies	490	499
Other counterparties	1,714	1,588

	4,647	5,883

Bid-offer and liquidity reserves	2,797	2,814

	7,444	8,697

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Other risk exposures included within Appendix 2.

 Notes (continued)

15. Financial instruments (continued)

Financial instruments carried at fair value (continued)

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

Where there is limited bid-offer information for a product a conservative approach is taken, taking into account pricing approach and risk management strategy.

Notes (continued)

15. Financial instruments (continued)

Financial instruments carried at fair value (continued)

Own credit
The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The own credit adjustment does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

Cumulative own credit adjustment	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m

31 December 2010	2,091	325	2,416	534	2,950
31 December 2009	1,857	474	2,331	467	2,798

Carrying values of underlying liabilities	£bn	£bn	£bn

31 December 2010	51.2	1.1	52.3
31 December 2009	45.5	1.3	46.8

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	-	38.2	-	38.2	-	26.9	-	26.9
- collateral	-	25.1	-	25.1	-	18.4	-	18.4
- other	-	0.6	0.4	1.0	-	0.1	-	0.1

	-	63.9	0.4	64.3	-	45.4	-	45.4

Loans and advances to customers
- reverse repos	-	41.1	-	41.1	-	26.3	-	26.3
- collateral	-	14.4	-	14.4	-	9.6	-	9.6
- other	-	6.2	0.4	6.6	-	6.7	1.1	7.8

	-	61.7	0.4	62.1	-	42.6	1.1	43.7

Debt securities
- government	110.2	13.7	-	123.9	118.2	15.9	-	134.1
- MBS (1)	-	49.5	0.7	50.2	-	60.6	0.6	61.2
- CDOs (2)	-	1.0	2.4	3.4	-	2.6	1.0	3.6
- CLOs (3)	-	3.6	2.1	5.7	-	8.0	0.8	8.8
- other ABS (4)	-	4.0	1.4	5.4	-	5.2	0.9	6.1
- corporate	-	7.7	0.9	8.6	-	9.9	0.6	10.5
- banks and building societies	0.1	12.2	0.7	13.0	-	13.8	0.2	14.0
- other	-	0.2	-	0.2	-	0.9	-	0.9

	110.3	91.9	8.2	210.4	118.2	116.9	4.1	239.2

Equity shares	18.4	2.8	1.0	22.2	12.2	2.5	1.3	16.0

Derivatives
- foreign exchange	-	83.2	0.1	83.3	-	68.1	0.2	68.3
- interest rate	1.7	308.3	1.7	311.7	0.3	319.7	1.5	321.5
- credit - APS (5)	-	-	0.6	0.6	-	-	1.4	1.4
- credit - other	-	23.2	3.1	26.3	0.1	37.2	3.0	40.3
- equities and commodities	0.1	4.9	0.2	5.2	0.3	6.1	0.3	6.7

	1.8	419.6	5.7	427.1	0.7	431.1	6.4	438.2

Group before RFS MI	130.5	639.9	15.7	786.1	131.1	638.5	12.9	782.5
RFS MI (6)	-	-	-	-	15.4	10.0	0.2	25.6

Group	130.5	639.9	15.7	786.1	146.5	648.5	13.1	808.1

Of which
Core	129.4	617.6	7.2	754.2
Non-Core	1.1	22.3	8.5	31.9

	130.5	639.9	15.7	786.1
For notes to this table refer to page 102.

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included in total assets on page 98.

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	53.0	6.4	-	59.4	58.3	6.6	-	64.9
- MBS (1)	-	31.1	0.4	31.5	-	38.6	0.2	38.8
- CDOs (2)	-	0.6	1.4	2.0	-	1.2	0.4	1.6
- CLOs (3)	-	3.5	1.5	5.0	-	5.4	0.1	5.5
- other ABS (4)	-	2.9	1.1	4.0	-	4.0	0.6	4.6
- corporate	-	2.0	-	2.0	-	2.5	-	2.5
- banks and building societies	0.1	7.1	-	7.2	-	7.4	-	7.4
- other	-	-	-	-	-	0.1	-	0.1

	53.1	53.6	4.4	111.1	58.3	65.8	1.3	125.4

Equity shares	0.3	1.4	0.3	2.0	0.3	1.6	0.7	2.6

Group before RFS MI	53.4	55.0	4.7	113.1	58.6	67.4	2.0	128.0
RFS MI (6)	-	-	-	-	12.2	6.0	-	18.2

Group	53.4	55.0	4.7	113.1	70.8	73.4	2.0	146.2

Of which
Core	52.8	49.2	1.0	103.0
Non-Core	0.6	5.8	3.7	10.1

	53.4	55.0	4.7	113.1

For notes to this table refer to page 102.

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	-	20.6	-	20.6	-	21.0	-	21.0
- collateral	-	26.6	-	26.6	-	28.2	-	28.2
- other	-	1.6	-	1.6	-	4.4	-	4.4

	-	48.8	-	48.8	-	53.6	-	53.6

Customer accounts
- repos	-	53.0	-	53.0	-	41.5	-	41.5
- collateral	-	10.4	-	10.4	-	8.0	-	8.0
- other	-	8.7	0.1	8.8	-	8.4	0.1	8.5

	-	72.1	0.1	72.2	-	57.9	0.1	58.0

Debt securities in issue	-	49.0	2.2	51.2	-	43.1	2.3	45.4
Short positions	35.0	7.3	0.8	43.1	27.1	13.2	0.2	40.5
Derivatives
- foreign exchange	0.1	89.3	-	89.4	-	63.6	-	63.6
- interest rate	0.2	298.0	1.0	299.2	0.1	308.4	0.8	309.3
- equities and commodities	0.1	9.6	0.4	10.1	0.8	8.5	0.2	9.5
- credit - other	-	25.0	0.3	25.3	-	38.2	0.9	39.1

	0.4	421.9	1.7	424.0	0.9	418.7	1.9	421.5

Other (7)	-	1.1	-	1.1	-	1.3	-	1.3

Group before RFS MI	35.4	600.2	4.8	640.4	28.0	587.8	4.5	620.3
RFS MI (6)	-	-	-	-	0.2	5.8	0.1	6.1

Group	35.4	600.2	4.8	640.4	28.2	593.6	4.6	626.4

Of which
Core	35.4	586.9	3.8	626.1
Non-Core	-	13.3	1.0	14.3

	35.4	600.2	4.8	640.4

For notes to this table refer to page 102.

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010			31 December 2009
		Sensitivity			Sensitivity
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m

Assets
Loans and advances	0.8	70	(60)	1.1	80	(40)
Debt securities
- MBS (1)	0.7	120	(80)	0.6	60	(10)
- CDOs (2)	2.4	180	(20)	1.0	130	(80)
- CLOs (3)	2.1	180	(50)	0.8	80	(50)
- other ABS (4)	1.4	150	(80)	0.9	120	(40)
- corporate	0.9	60	(60)	0.6	70	(20)
- banks and building societies	0.7	60	(60)	0.2	10	(30)

	8.2	750	(350)	4.1	470	(230)
Equity shares	1.0	160	(160)	1.3	260	(200)
Derivatives
- foreign exchange	0.1	-	-	0.2	10	-
- interest rate	1.7	150	(140)	1.5	80	(100)
- equities and commodities	0.2	-	-	0.3	20	(20)
- credit - APS (5)	0.6	860	(940)	1.4	1,370	(1,540)
- credit - other	3.1	320	(170)	3.0	420	(360)

	5.7	1,330	(1,250)	6.4	1,900	(2,020)

Group before RFS MI	15.7	2,310	(1,820)	12.9	2,710	(2,490)
RFS MI (6)	-	-	-	0.2	20	(20)

Group	15.7	2,310	(1,820)	13.1	2,730	(2,510)

Amounts classified as available-for-sale included above comprise:

	31 December 2010			31 December 2009
		Sensitivity			Sensitivity
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m
- MBS (1)	0.4	10	-	0.2	-	-
- CDOs (2)	1.4	100	(10)	0.4	40	(20)
- CLOs (3)	1.5	110	(10)	0.1	10	(10)
- other ABS (4)	1.1	80	(40)	0.6	40	(20)

	4.4	300	(60)	1.3	90	(50)
Equity shares	0.3	60	(60)	0.7	100	(90)

Group	4.7	360	(120)	2.0	190	(140)

For notes to this table refer to page 102.

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010			31 December 2009
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m

Liabilities
Deposits	0.1	60	(60)	0.1	-	(10)
Debt securities in issue	2.2	90	(110)	2.3	50	(10)
Short positions	0.8	20	(50)	0.2	10	(20)
Derivatives
- foreign exchange	-	-	(10)	-	-	-
- interest rate	1.0	70	(90)	0.8	40	(60)
- equities and commodities	0.4	10	-	0.2	20	(70)
- credit	0.3	40	(40)	0.9	80	(100)

	1.7	120	(140)	1.9	140	(230)

Group before RFS MI	4.8	290	(360)	4.5	200	(270)
RFS MI	-	-	-	0.1	-	-

Group	4.8	290	(360)	4.6	200	(270)

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligation.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.
(6)	There were no RFS MI financial instruments carried at fair value at 31 December 2010. The RFS MI at 31 December 2009 comprised:
	(a)	Loans and advances of £0.6 billion in level 2;
	(b)	Debt securities of £18.2 billion of which £12.1 billion is in level 1 and £6.1 billion is in level 2;
	(c)	Equity shares of £3.5 billion of which £3.2 billion is in level 1, £0.1 billion in level 2 and £0.2 billion in level 3;
	(d)	Derivative assets of £3.3 billion of which £0.1 billion is in level 1 and £3.2 billion in level 2;
	(e)	Deposits of £3.4 billion in level 2;
	(f)	Debt securities in issue of £0.1 billion in level 1; and
	(g)	Derivative liabilities of £2.6 billion of which £0.2 billion is in level 1, £2.3 billion in level 2 and £0.1 billion in level 3.
(7)	Comprises subordinated liabilities.
(8)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models.

The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect a likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular for some of the portfolios the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward move in another, but due to the additive presentation of the above disclosures this correlation can not be observed. For example, with assets in the APS scheme, the downwards sensitivity on the underlying asset would be materially offset by the consequent upward movement of the APS derivative, so whilst the net sensitivity of the two positions may be lower, it would be shown with the gross upside and downside sensitivity of the two assets inflating the overall sensitivity figures in the above table. The actual potential downside sensitivity of the total portfolio may be less than the non correlated sum of the additive figures as shown in the above table.

Notes (continued)

15. Financial instruments (continued)

Valuation hierarchy (continued)

Key points (1)
•
Total assets carried at fair value increased by £3.6 billion in the year to £786.1 billion at 31 December 2010, principally reflecting increases in reverse repos of £26.1 billion and collateral of £11.5 billion, offset by decreases in debt securities of £28.8 billion and derivatives of £11.1 billion.

•
Total liabilities carried at fair value increased by £20.1 billion, with increases in repos of £11.1 billion, collateral of £0.8 billion, debt securities in issue of £5.8 billion and derivatives of £2.5 billion.

•
Level 3 assets of £15.7 billion represented 2.0% (31 December 2009 - £12.9 billion and 1.6%) of total assets carried at fair value an increase of £2.8 billion, reflecting the movement of some lower quality AFS CDOs and CLOs in Non-Core in Q1 2010, where price discovery indicated uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines resulted in these credit derivatives moving to level 3. This was partially offset by disposals in the third quarter of 2010 and tighter credit spreads. The fair value of APS credit derivative decreased from £1,400 million to £550 million primarily due to the reduction in overall assets covered by the scheme.

•	Level 3 liabilities increased to £4.8 billion from £4.5 billion at 31 December 2009, mainly reflecting the impact of wider credit spreads on short positions.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on financial instruments carried at fair value were £2,310 million and £(1,820) million respectively of which £860 million and £(940) million related to the APS credit derivative. The reduction in the APS sensitivity corresponds with a decrease in the overall value of the protection that the scheme provides.

•	There were no significant transfers between level 1 and level 2.

Notes:
(1)	Key points are based on numbers before RFS MI.

Notes (continued)

15. Financial instruments (continued)

Level 3 movement table

	At 1 January 2010	Gains/(losses) recognised in the		Transfers in/(out) of Level 3	Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December 2010	Gains/(losses) relating to instruments held at year end
		Income statement	SOCI (2)
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL (1)
Loans and advances	1,059	169	-	10	-	169	(451)	(165)	52	843	38
Debt securities	2,782	294	-	1,770	-	1,973	(386)	(2,682)	33	3,784	154
Equity shares	711	414	-	(26)	-	654	-	(1,027)	(10)	716	54
Derivatives	6,429	(1,561)	-	1,728	-	948	(299)	(1,534)	26	5,737	(1,556)

FVTPL assets	10,981	(684)	-	3,482	-	3,744	(1,136)	(5,408)	101	11,080	(1,310)

AFS
Debt securities	1,325	26	511	2,909	-	306	(458)	(274)	34	4,379	10
Equity shares	749	(4)	(39)	(118)	-	22	(2)	(343)	14	279	(4)

AFS assets	2,074	22	472	2,791	-	328	(460)	(617)	48	4,658	6

	13,055	(662)	472	6,273	-	4,072	(1,596)	(6,025)	149	15,738	(1,304)

Liabilities
Deposits	103	-	-	11	-	-	(32)	-	2	84	-
Debt securities in issue	2,345	336	-	(212)	413	-	(695)	-	16	2,203	309
Short positions	184	(187)	-	792	6	-	(2)	(16)	(1)	776	(179)
Derivatives	1,987	(258)	-	(152)	-	318	(175)	(27)	47	1,740	(187)
Other financial liabilities	1	-	-	-	-	-	-	-	-	1	-

	4,620	(109)	-	439	419	318	(904)	(43)	64	4,804	(57)

For the notes to this table refer to page 105.

Notes (continued)

15. Financial instruments (continued)

Level 3 movement table (continued)

	At 1 January 2009	Gains/(losses) recognised in the		Transfers in/(out) of Level 3	Reclassification	Purchases and issuances	Sales and settlements	Foreign exchange	At 31 December 2009	Gains/(losses) relating to instruments held at year end
		Income statement	SOCI (2)
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL (1)
Loans and advances	3,148	130	-	330	(1,537)	22	(898)	(136)	1,059	11
Debt securities	3,846	(49)	-	104	(157)	378	(1,207)	(133)	2,782	(165)
Equity shares	793	(49)	-	133	-	22	(151)	(37)	711	(48)
Derivatives	10,265	(3,672)	-	(211)	-	1,811	(1,301)	(463)	6,429	(1,079)

FVTPL assets	18,052	(3,640)	-	356	(1,694)	2,233	(3,557)	(769)	10,981	(1,281)

AFS
Debt securities	3,102	(329)	(47)	(929)	-	128	(491)	(109)	1,325	(9)
Equity shares	325	(128)	(13)	632	-	53	(75)	(45)	749	(51)

AFS assets	3,427	(457)	(60)	(297)	-	181	(566)	(154)	2,074	(60)

	21,479	(4,097)	(60)	59	(1,694)	2,414	(4,123)	(923)	13,055	(1,341)

Liabilities
Deposits	290	43	-	(217)	-	15	(23)	(5)	103	-
Debt securities in issue	4,362	57	-	(1,682)	-	493	(638)	(247)	2,345	(41)
Short positions	41	(45)	-	188	-	4	(4)	-	184	12
Derivatives	4,035	(215)	-	(978)	-	76	(744)	(187)	1,987	(244)
Other financial liabilities	257	-	-	-	-	-	(242)	(14)	1	-

	8,985	(160)	-	(2,689)	-	588	(1,651)	(453)	4,620	(273)

Notes:
(1)	Fair value through profit or loss.
(2)	Statement of comprehensive income.

Notes (continued)

16. Debt securities

The following table analyses debt securities by measurement classification.

				Banks and building societies £m	ABS (1) £m			Group before RFS MI £m		Group £m
	Central and local government					Corporate £m	Other £m		RFS MI £m
Measurement classification	UK £m	US £m	Other £m

31 December 2010
HFT	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869	-	98,869
DFV (2)	1	-	262	3	119	16	1	402	-	402
AFS	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130	-	111,130
LAR	11	-	-	15	6,203	848	2	7,079	-	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	-	217,480

31 December 2009
HFT	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413	69	111,482
DFV (2)	122	3	385	418	394	1,087	20	2,429	174	2,603
AFS	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382	17,916	143,298
LAR	1	-	-	-	7,924	1,853	93	9,871	-	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095	18,159	267,254

Notes:
(1)	Asset-backed securities.
(2)	Designated as at fair value.

Refer to the Risk and balance sheet management section for information on ratings.

Notes (continued)

17. Derivatives

	31 December 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	39,859	41,424	26,559	24,763
Currency swaps	28,696	34,328	25,221	23,337
Options purchased	14,698	-	16,572	-
Options written	-	13,623	-	15,499

Interest rate contracts
Interest rate swaps	251,312	243,807	263,902	251,829
Options purchased	57,359	-	55,471	-
Options written	-	54,141	-	55,462
Futures and forwards	3,060	1,261	2,088	2,033

Credit derivatives	26,872	25,344	41,748	39,127

Equity and commodity contracts	5,221	10,039	6,638	9,484

Group before RFS MI	427,077	423,967	438,199	421,534
RFS MI	-	-	3,255	2,607

Group	427,077	423,967	441,454	424,141

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off. They are, however, effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £427 billion derivative assets shown above, £330 billion (31 December 2009 - £359 billion) were subject to such agreements. Furthermore, the Group holds cash collateral of £31.1 billion (31 December 2009 - £33.7 billion) against this net derivative asset exposure, refer to page 151 of the Risk and balance sheet management section.

Notes (continued)

18. Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available- for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During 2010 gains were realised by US Retail & Commercial (£260 million) and RBS N.V. (£237 million). The gain in US Retail & Commercial, which was principally part of its balance sheet restructuring exercise, was largely offset in the income statement by losses crystallised on the termination of swaps hedging fixed-rate funding related hedges.
	2010	2009
Available-for-sale reserve	£m	£m

At beginning of year	(1,755)	(3,561)
Unrealised gains	179	1,202
Realised (gains)/losses	(519)	981
Tax	74	(377)
Recycled to profit or loss on disposal of businesses, net of £5 million tax	(16)	-

At end of year	(2,037)	(1,755)

The above excludes losses attributable to the non-controlling interest of RFS minority interests of £28 million (2009 – £169 million gain).

Notes (continued)

19. Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	2010	2009
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,388	69,890
Non-controlling interests	1,719	16,895
Adjustments for:
- goodwill and other intangible assets – continuing businesses	(14,448)	(17,847)
- goodwill and other intangible assets – discontinued businesses	-	(238)
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,888
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(207)
- reallocation of preference shares and innovative securities	(548)	(656)
- other regulatory adjustments *	(1,097)	(1,184)
Less excess of expected losses over provisions net of tax	(1,900)	(2,558)
Less securitisation positions	(2,321)	(1,353)
Less APS first loss	(4,225)	(5,106)

Core Tier 1 capital	49,604	59,524
Preference shares	5,410	11,265
Innovative Tier 1 securities	4,662	5,213
Tax on the excess of expected losses over provisions	758	1,020
Less material holdings	(310)	(601)

Total Tier 1 capital	60,124	76,421

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	207
Collective impairment provisions	778	796
Perpetual subordinated debt	1,852	4,950
Term subordinated debt	16,745	20,063
Non-controlling and other interests in Tier 2 capital	11	11
Less excess of expected losses over provisions	(2,658)	(3,578)
Less securitisation positions	(2,321)	(1,353)
Less material holdings	(310)	(601)
Less APS first loss	(4,225)	(5,106)

Total Tier 2 capital	9,897	15,389

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(3,962)	(4,068)
- other investments	(318)	(404)
Other deductions	(452)	(93)

Deductions from total capital	(4,732)	(4,565)

Total regulatory capital	65,289	87,245

* Includes reduction for own liabilities carried at fair value	(1,182)	(1,057)

Notes (continued)

20. Contingent liabilities and commitments
	2010	2009
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	31,070	36,579
Other contingent liabilities	12,253	13,410

	43,323	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	117,581	126,961
- one year and over	149,241	162,174
Other commitments	4,154	3,483

	270,976	292,618

Group before RFS Holdings minority interest	314,299	342,607
RFS Holdings minority interest (1)	32	9,054

Total contingent liabilities and commitments	314,331	351,661

Note:
(1)	RFS Holdings minority interest contingent liabilities and commitments of £32 million at 31 December 2010 (2009 - £9,054 million) comprised:
	(a)	Guarantees of £31 million (2009 - £3,429 million);
	(b)	Other contingent liabilities of £1 million (2009 - £602 million);
	(c)	There were no undrawn formal standby facilities, credit lines and other commitments to lend (2009 - £2,499 million); and
	(d)	There were no other commitments (2009 - £2,524 million).

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

21. Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the company and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section “Litigation”, so far as RBS Group is aware, no member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group’s financial position or profitability.

Notes (continued)

21. Litigation (continued)

Unarranged overdraft charges
In the US, Citizens Financial Group, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, Sections 10 and 20 of the US Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group ordinary securities and US American depositary receipts (ADRs) between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On 11 January 2011, the District Court dismissed all claims except those based on the purchase of RBSG Series Q, R, S, T, and/or U non-cumulative dollar preference shares. The Court has not yet considered potential grounds for dismissal of the remaining claims, and directed RBS Group to re-file its motion to dismiss those claims within 45 days of its ruling. On 28 January 2011, a new complaint was filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group is unable to reliably estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

21. Litigation (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V. (“RBS NV”)) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors. RBS Group does not believe that such settlements or any final liability or loss will have a significant effect on RBS Group’s financial position or profitability.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS NV for $270 million. This is a clawback action similar to claims filed against six other institutions in December. RBS NV (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS NV received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while RBS NV “knew or should have known of Madoff’s possible fraud.” The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. RBS Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBS Group’s financial position or profitability in any particular period.

Notes (continued)

22. Investigations
RBS Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group’s business activities or fines. Any of these events or circumstances could have a significant effect on RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group’s control but could have a significant effect on RBS Group’s businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Notes (continued)

22. Investigations (continued)

Multilateral interchange fees (continued)
Visa’s cross-border MIF were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on RBS Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC intends to make the final order in the first quarter of 2011, with the key measures coming into force in October 2011 and April 2012.

Notes (continued)

22. Investigations (continued)

Payment Protection Insurance (continued)
The Financial Services Authority (FSA) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its  final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. The court hearing took place from 25 to 28 January 2011 and judgment is awaited. RBS Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry.

Notes (continued)

22. Investigations (continued)

Personal current accounts (continued)
The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon RBS Group.

Equity underwriting
On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by 9 July 2010. The OFT study was formally launched on 6 August 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on 27 January 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on RBS Group, its business or results of operations.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”.

Notes (continued)

22. Investigations (continued)

Independent Commission on Banking (continued)
The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing, as well as public hearings in Edinburgh and Cardiff in December 2010. An issues paper by the ICB is expected in spring 2011. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon RBS Group, if any.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.’s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

Notes (continued)

22. Investigations (continued)

Securitisation and collateralised debt obligation business (continued)
Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. More recently, in September 2010, RBS Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

US mortgages
RBS's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended 31 December 2010, GBM N.A. has received approximately US$38 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (See Note 21). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

Notes (continued)

22. Investigations (continued)

US mortgages (continued)
Citizens Financial Group (CFG) has not been an issuer or underwriter of non-agency RMBS. However, CFG is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, CFG makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two-year period ended 31 December 2010, CFG has received approximately US$26 million in repurchase demands in respect of loans originated. However, repurchase demands presented to CFG are subject to challenge and, to date, CFG has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, the Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s business, financial condition, results of operations, cash flow and the value of its securities.

Other investigations
In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of RBS Group. RBS Group and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003.  RBS Group and its subsidiaries are co-operating fully with this investigation.

Notes (continued)

22. Investigations (continued)

Other investigations (continued)
In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are co-operating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing RBS Group's US operations and RBS Group and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS Group and its subsidiaries, could have a material adverse effect on RBS Group's business, results of operations and financial condition.

23. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS interest and management expenses levy for the period September 2008 to March 2012 in relation to these institutions has been capped at £1 billion per annum.

Notes (continued)

23. The Financial Services Compensation Scheme (continued)
The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known.

The Group has accrued £144.4 million for its share of FSCS management expenses levies for the 2010/11 and 2011/12 scheme years.

24. Gender equality in insurance contracts
A ruling is expected in March 2011 from the European Court of Justice (ECJ) in a case relating to gender equality in the pricing of and the provision of benefits under insurance contracts and whether a person’s gender can be used as one of the factors in calculating insurance premiums. At this stage, it is not possible to estimate the effect, if any, which the ECJ’s ruling may have on the Group.

25. Post balance sheet events
There have been no significant events between the year end and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Average balance sheet

	2010			2009
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Interest-earning assets – banking business	690,983	22,703	3.29	752,495	26,377	3.51

Trading business	276,330			291,092
Non-interest earning assets	704,891			979,893

Total assets	1,672,204			2,023,480

Liabilities
Interest-bearing liabilities – banking business	600,160	8,856	1.48	676,390	13,273	1.96
Trading business	293,993			331,380
Non-interest-bearing liabilities
- demand deposits	53,016			43,605
- other liabilities	648,129			914,802
Shareholders’ equity	76,906			57,303

Total liabilities	1,672,204			2,023,480
	2010	2009
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.29	3.51
Cost of interest-bearing liabilities of banking business	(1.48)	(1.96)

Interest spread of banking business	1.81	1.55
Benefit from interest-free funds	0.19	0.19

Net interest margin of banking business	2.00	1.74

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, interest income has been increased by £6 million (2009 - £20 million).

(3)
Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and decreased interest expense related to these instruments of £11 million (2009 - increased by £46 million) and £30 million (2009 - increased by £350 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest receivable has been decreased by £90 million in respect of a non-recurring receivable.
(5)	Interest payable has been increased by £319 million in respect of a non-recurring adjustment.

Capital resources and ratios

	2010	2009
	£m	£m

Capital base
Core Tier 1 capital	49,604	59,524
Preference shares and tax deductible securities	10,072	16,478
Deductions from Tier 1 capital net of tax credit on expected losses	448	419

Tier 1 capital	60,124	76,421
Tier 2 capital	9,897	15,389

	70,021	91,810
Less: Supervisory deductions	(4,732)	(4,565)

Total regulatory capital	65,289	87,245

Risk-weighted assets
Credit risk	385,900	513,200
Counterparty risk	68,100	56,500
Market risk	80,000	65,000
Operational risk	37,100	33,900

	571,100	668,600
Asset Protection Scheme relief	(105,600)	(127,600)

	465,500	541,000

Risk asset ratio
Core Tier 1	10.7%	11.0%
Tier 1	12.9%	14.1%
Total	14.0%	16.1%

Risk and balance sheet management

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.

General overview
With the need for financial strength and resilience at the heart of the Group’s risk and balance sheet management and in order to support the Group’s stated objective of standalone strength by 2013, the Group Board agreed in 2009 the key strategic risk objectives, which are aligned to all other elements of the plan. These are: maintain capital adequacy; maintain market confidence; deliver stable earnings growth; and stable and efficient access to funding and liquidity. These strategic risk objectives are the bridge between the Group level business strategy and the frameworks, measures and metrics that are used to set appetite and manage risk in the business divisions. Enhancements have been made through the year and are ongoing.

Risk appetite is an expression of the level of risk that the Group is prepared to accept to deliver its business objectives. A key part of the Group’s risk appetite is the macro reshaping of its balance sheet through the downsizing of Non-Core. The Group will manage down previous concentrations in line with the strategic objectives for 2013.

Key themes for 2010 included:
●	Capital: given a strong capital base with Core Tier 1 capital ratio at 10.7%, the Group expects to be well positioned to meet future Basel requirements. See pages 126 to 131 for more details.

●
Funding and liquidity risk: against a backdrop of further market instability, progress was made in meeting the Group’s strategic objectives: reduced its reliance on short-term wholesale funding; expanded customer deposit franchise, and increased maturity of term debt issuance. The Group strengthened the structural integrity of the balance sheet through the active management of the asset and liability portfolios including a centrally-managed liquidity portfolio of £155 billion. See pages 132 to 138 for more details.

●
Credit Risk: asset quality has broadly stabilised, resulting in aggregate loan impairments 33% lower than in 2009.  However, weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010. Further enhancements were made to the Group’s credit risk frameworks as well as the systems and tools that support credit risk management processes. The Group continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets. Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity, and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010 and credit exposures in excess of single name concentration limits fell by over 40% during the year. See pages 141 to 172 for more details.

Risk and balance sheet management (continued)

Key themes for 2010 included: (continued)

•
Market risk: markets have remained both volatile and uncertain since 2007 resulting in a higher level of market risk, despite a reduction in trading book exposure. The Group continued to enhance its market risk management framework and reduced trading and banking book exposures, with asset sales and write-downs within Non-Core and banking book available-for-sale asset sales in Core. See pages 173 to 179 for more details.

•
Insurance risk: there have been significant losses as a result of bodily injury claims across the UK motor insurance industry, including RBS Insurance. In response to this, the industry has increased pricing on motor insurance business and the Group has made significant progress in removing higher risk business through targeted rating actions.

•
Operational risk: level of operational risk remains high due to the scale of structural change occurring across the Group; increased government and regulatory scrutiny, and external threats (e.g. e-crime). The Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment. The three lines of defence model is designed to give assurance that the standards in GPF are being adhered to.

•	Compliance risk: in an environment of increased legal, regulatory and public scrutiny, the Group has continued to review and enhance its regulatory policies, procedures and operations

Risk and balance sheet management (continued)

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources and risk asset ratios calculated in accordance with FSA definitions are set out below.

	31 December 2010	30 September 2010	31 December 2009
Risk-weighted assets (RWAs)	£bn	£bn	£bn

Credit risk	383.0	404.0	410.4
Counterparty risk	68.1	75.6	56.5
Market risk	80.0	75.2	65.0
Operational risk	37.1	37.1	33.9

	568.2	591.9	565.8
Asset Protection Scheme relief	(105.6)	(116.9)	(127.6)

	462.6	475.0	438.2

Risk asset ratio	%	%	%

Core Tier 1	10.7	10.2	11.0
Tier 1	12.9	12.5	14.4
Total	14.0	13.5	16.3

Key points
•	Credit and counterparty RWAs fell by £28.5 billion in Q4 2010 and £15.8 billion year on year principally due to Non-Core disposals partially offset by regulatory and modelling changes.

•	Market risk RWAs increased by £4.8 billion in Q4 2010 and £15.0 billion during the year principally due to an event risk charge.

•	The reduction in APS RWA relief relates to the run-off of covered assets.

•	The benefit of the APS to the Core Tier 1 ratio is 1.2% at 31 December 2010 (30 September 2010 – 1.2%; 31 December 2009 – 1.6%).

•
In May 2010, the Group concluded a series of exchange and tender offers with the holders of a number of Tier 1 and upper Tier 2 securities. As a result of the exchange and tender offers, the Group realised an aggregate post-tax gain of £1.2 billion, which increased the Group’s Core Tier 1 capital by approximately 0.3% and resulted in a reduction in the Group’s Total Tier 1 capital of approximately 0.5%.

•	During the year the Group increased Core Tier 1 capital by £0.8 billion through the issue of ordinary shares on the conversion of sterling and US dollar non-cumulative preference shares.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
	31 December 2010	30 September 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,388	70,856	69,890
Non-controlling interests	1,424	1,542	2,227
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,448)	(14,369)	(14,786)
- goodwill and other intangible assets - discontinued businesses	-	(516)	(238)
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,347	1,888
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(170)	(207)
- reallocation of preference shares and innovative securities	(548)	(548)	(656)
- other regulatory adjustments*	(1,097)	(1,038)	(950)
Less excess of expected losses over provisions net of tax	(1,900)	(2,083)	(2,558)
Less securitisation positions	(2,321)	(2,032)	(1,353)
Less APS first loss	(4,225)	(4,678)	(5,106)

Core Tier 1 capital	49,309	48,311	48,151
Preference shares	5,410	5,584	11,265
Innovative Tier 1 securities	4,662	4,623	2,772
Tax on the excess of expected losses over provisions	758	830	1,020
Less material holdings	(310)	(173)	(310)

Total Tier 1 capital	59,829	59,175	62,898

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	170	207
Collective impairment provisions	764	713	796
Perpetual subordinated debt	1,852	1,835	4,200
Term subordinated debt	16,681	16,962	18,120
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,658)	(2,913)	(3,578)
Less securitisation positions	(2,321)	(2,032)	(1,353)
Less material holdings	(310)	(173)	(310)
Less APS first loss	(4,225)	(4,678)	(5,106)

Total Tier 2 capital	9,819	9,895	12,987

Supervisory deductions
Unconsolidated Investments:
- RBS Insurance	(3,962)	(4,040)	(4,068)
- other investments	(318)	(323)	(404)
Other deductions	(452)	(352)	(93)

Deductions from total capital	(4,732)	(4,715)	(4,565)

Total regulatory capital	64,916	64,355	71,320

* Includes reduction for own liabilities carried at fair value	(1,182)	(765)	(1,057)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	Quarter ended 31 December 2010	Year ended 31 December 2010
Movement in Core Tier 1 capital (proportional)	£m	£m

At beginning of the period	48,311	48,151
Attributable loss net of movements in fair value of own debt	(405)	(1,250)
Gain on redemption of equity preference shares recorded in equity	-	651
Foreign currency reserves	53	610
Issue of ordinary shares	185	804
Impact of disposals
- reduction in non-controlling interests	(153)	(729)
- reduction in intangibles	516	754
Decrease in capital deductions including APS first loss	347	571
Other movements	455	(253)

At end of the period	49,309	49,309

Risk-weighted assets by division
Risk-weighted assets by risk category and division on a proportional basis are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross total	APS relief	Net total
31 December 2010	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0
Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments

Basel 2.5 and Basel III impacts
The rules issued by the Basel Committee on Banking Supervision (BCBS) commonly referred to as ‘Basel 2.5 and Basel III’, are a comprehensive set of reforms to strengthen the regulation, supervision, risk and liquidity management of the banking sector. They will be promulgated in the EU through the Capital Requirements Directive referred to as CRD 3 and CRD 4.

Capital
In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;

•	The de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Systemically Important Financial Institutions, will be phased in from 2013 to 2019.

RBS is advanced in its planning to implement these new measures and is appropriately well-capitalised with tangible equity of £56 billion, Core Tier 1 capital of £49 billion and a Core Tier 1 ratio of 10.7% at 31 December 2010.

Set out below are indicative impacts and timings of the major Basel 2.5 and Basel III proposals on the Group’s Core Tier 1 ratio, as indicated in our Q3 IMS. Further work indicates the aggregate impact is still appropriate, although the impact by category may change somewhat. The estimates are nonetheless still subject to change; a high degree of uncertainty still remains around implementation details as the guidelines are not fully finalised and must still be converted into rules by the FSA.

A substantial part of the mitigating impacts mentioned in the following paragraphs relate to run-off in the normal course of business and de-leveraging of legacy positions and securitisations, including Non-Core. The Group is also devoting considerable resource to enhancing its models to improve management of market and counterparty exposures. A key mitigation action related to counterparty risk involves enhancement to internal models, which is a significant undertaking underway. There could be various hedging strategies and business decisions taken as part of mitigation which may have an adverse, but manageable, impact on revenues.

CRD3 (Basel 2.5): Published rules for market risk and re-securitisations. Proposed implementation date 31 December 2011
Estimated impact on pro-forma end 2011 RWAs post mitigation is an increase of £25 billion to £30 billion, split between GBM and Non-Core.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments (continued)

Basel III Counterparty risk: Proposed implementation date 1 January 2013
The impact on RWAs on implementation in 2013 is currently estimated at £45 billion to £50 billion post mitigation and deleveraging, although there may still be movement in the final framework around this risk.

Basel III Securitisations: Proposed implementation date 1 January 2013
Under the proposals, current deductions under Basel 2 (50% from Core Tier 1, 50% from Tier 2) for securitisation positions are switched to RWAs weighted at 1250%. Post the run-off of securitisation positions and mitigating actions, the impact on implementation in 2013, on RWAs is estimated to be an increase of £30 billion to £35 billion with a corresponding reduction in deductions from Core Tier 1 and Tier 2 of £1.2 billion to £1.5 billion each. The impact of net RWA equivalent of this change assuming a 10% Core Tier 1 ratio would be an increase in net RWA equivalents of £18 billion to £20 billion.

Summary impacts
The extent of the individual areas of impact, as set out above, may continue to change over time.  As previously indicated however, the overall impact on RWA of CRD 3 and CRD 4 after mitigation and deleveraging is estimated to be £100 billion to £115 billion, before allowing for the offsetting reduction in deductions.

The impacts referenced above would lower the Core Tier 1 ratio by approximately 1.3%, assuming RWAs of £600 billion and a Core Tier 1 ratio of 10%.

Basel III Capital deductions and regulatory adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions.  These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018. However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions and adjustments include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments (continued)

Liquidity
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the BCBS issued the ‘International framework for liquidity risk measurement, standards and monitoring’ which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The introduction of both of these will be subject to an observation period, which includes review clauses to address and identify any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural integrity of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to the liquidity management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe, Asia and Latin America. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group’s structural liquidity needs and in some cases achieves certain capital objectives.

The table below shows the composition of primary funding sources, excluding repurchase agreements.

	31 December 2010		30 September 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks
- cash collateral	28,074	3.8	38,084	5.0	32,552	4.0
- other	37,864	5.1	42,102	5.5	83,090	10.3

	65,938	8.9	80,186	10.5	115,642	14.3

Debt securities in issue
- commercial paper	26,235	3.5	30,424	4.0	44,307	5.5
- certificates of deposits	37,855	5.1	50,497	6.6	58,195	7.2
- medium-term notes and other bonds	131,026	17.7	131,003	17.2	125,800	15.6
- covered bonds	4,100	0.6	2,400	0.3	-	-
- other securitisations	19,156	2.6	20,759	2.7	18,027	2.2

	218,372	29.5	235,083	30.8	246,329	30.5

Subordinated liabilities	27,053	3.7	27,890	3.6	31,538	3.9

Total wholesale funding	311,363	42.1	343,159	44.9	393,509	48.7

Customer deposits
- cash collateral	10,433	1.4	9,219	1.2	9,934	1.2
- other	418,166	56.5	411,420	53.9	404,317	50.1

Total customer deposits	428,599	57.9	420,639	55.1	414,251	51.3

Total funding	739,962	100.0	763,798	100.0	807,760	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Key points
•	The Group has continued to reduce reliance on wholesale funding and diversify funding sources. Deposits by banks reduced by 18% in Q4 2010 and 43% since 31 December 2009.

•	The Group has increased the proportion of its funding from customer deposits during 2010, from 51% at 31 December 2009 to 58% at 31 December 2010.

•
The Group was able to reduce short-term wholesale funding by £93 billion from £250 billion to £157 billion (including £63 billion of deposits from banks) during the year and from £178 billion at 30 September 2010 (including £77 billion of deposits from banks). Short-term wholesale funding excluding derivative collateral decreased from £216 billion at 31 December 2009 to £129 billion at 31 December 2010.

The table below shows the Group’s debt securities and subordinated liabilities by remaining maturity.

	Debt securities in issue	Subordinated liabilities	Total
	£m	£m	£m	%

31 December 2010
Less than 1 year	94,048	964	95,012	38.7
1-5 years	71,955	9,230	81,185	33.1
More than 5 years	52,369	16,859	69,228	28.2

	218,372	27,053	245,425	100.0

30 September 2010
Less than 1 year	99,714	1,660	101,374	38.5
1-5 years	90,590	10,371	100,961	38.4
More than 5 years	44,779	15,859	60,638	23.1

	235,083	27,890	262,973	100.0

31 December 2009
Less than 1 year	136,901	2,144	139,045	50.0
1-5 years	70,437	4,235	74,672	26.9
More than 5 years	38,991	25,159	64,150	23.1

	246,329	31,538	277,867	100.0

Key points
•	The Group has improved its funding and liquidity position by extending the average maturity of debt securities in issue.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased in 2010 from 50% at 31 December 2009 to 61% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repurchase agreements) not reflected in the tables below.

	Quarter ended
	31 March 2010	30 June 2010	30 September 2010	31 December 2010	Year ended 31 December 2010
	£m	£m	£m	£m	£m

Public
- unsecured	3,976	1,882	6,254	775	12,887
- secured	-	1,030	5,286	1,725	8,041
Private
- unsecured	4,158	2,370	6,299	4,623	17,450

Gross issuance	8,134	5,282	17,839	7,123	38,378

	Quarter ended
	31 March 2009	30 June 2009	30 September 2009	31 December 2009	Year ended 31 December 2009
	£m	£m	£m	£m	£m

Public
- unsecured	-	3,123	4,062	1,201	8,386
- unsecured: guaranteed	8,804	4,520	858	5,481	19,663
Private
- unsecured	1,637	2,654	6,053	4,551	14,895
- unsecured: guaranteed	6,493	2,428	-	6,538	15,459

Gross issuance	16,934	12,725	10,973	17,771	58,403

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Long-term debt issuances (continued)
The table below shows the original maturity and currency breakdown of long-term debt securities issued in 2010.
	£m	%

Original maturity
1-2 years	1,698	4.4
2-3 years	3,772	9.8
3-4 years	5,910	15.4
4-5 years	559	1.5
5-10 years	14,187	37.0
> 10 years	12,252	31.9

	38,378	100.0

Currency

GBP	4,107	10.7
EUR	19,638	51.2
USD	9,760	25.4
Other	4,873	12.7

	38,378	100.0

Key points
•
Term debt issuances exceeded the Group’s original plans of £20-£25 billion in 2010 as investor appetite for both secured and unsecured funding allowed the Group to accelerate plans to extend the maturity profile of its wholesale funding.

•	Execution was strong across G10 currencies and diversified across the yield curve.

•	There were term issuances of £4.5 billion in 2011 to date.

Credit Guarantee Scheme
The table below shows the residual maturity of the Group’s outstanding term funding issued under the UK Government’s Credit Guarantee Scheme at 31 December 2010.

Residual maturity	£m	%

Q1 2011	196	0.5
Q2 2011	1,224	2.9
Q4 2011	18,728	45.2
Q1 2012	15,593	37.6
Q2 2012	5,714	13.8

	41,455	100.0

Key points
•	The Group had £41.5 billion term funding outstanding at 31 December 2010 (2009 - £45.2 billion) of which £20.1 billion matures in 2011.

•	The Group’s funding plan for 2011 incorporates these maturities along with other structural balance sheet changes.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Special Liquidity Scheme
The Group does not use the Special Liquidity Scheme (SLS) to fund its business activities. The Group’s outstanding liabilities under the SLS are used to fund elements of its liquidity portfolio. Balances under the SLS continued to reduce in 2010.

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio. The Group has refined the presentation of this portfolio. Treasury bills and other government bonds which were previously reported under the Central Group Treasury portfolio, as well as unencumbered collateral and other liquid assets are now included in their respective asset classes.

	31 December 2010	30 September 2010	30 June 2010	31 December 2009
Liquidity portfolio	£m	£m	£m	£m

Cash and balances at central banks	53,661	56,661	29,591	51,500
Treasury bills	14,529	15,167	16,086	30,010
Central and local government bonds (1)
- AAA rated governments (2)	41,435	31,251	41,865	30,140
- AA- to AA+ rated governments	3,744	1,618	1,438	2,011
- governments rated below AA	1,029	1,189	1,149	1,630
- local government	5,672	5,981	5,692	5,706
	51,880	40,039	50,144	39,487
Unencumbered collateral (3)
- AAA rated	17,836	16,071	16,564	20,246
- below AAA rated and other high quality assets	16,693	22,636	24,584	29,418
	34,529	38,707	41,148	49,664

Total liquidity portfolio	154,599	150,574	136,969	170,661

Notes:
(1)	Includes FSA eligible government bonds of £34.7 billion at 31 December 2010.
(2)	Includes AAA rated US government guaranteed agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio increased by £4 billion to £155 billion in the quarter, as the Group increased its holdings of highly rated sovereign securities. The liquidity portfolio at the end of 2009 reflected the build up of liquid assets as a prudent measure ahead of the legal separation of RBS N.V. and ABN AMRO in April 2010.  Following the successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

•
The Group has maintained its liquidity portfolio at or near its strategic target of £150 billion. The final level of the portfolio will be influenced by balance sheet size, maturity profile and regulatory requirements.

•	The Group anticipates that the composition of the liquidity portfolio will vary over time based on changing regulatory requirements and internal evaluation of liquidity needs under stress.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding and liquidity metrics
The Group continues to improve and augment funding and liquidity risk management practices in light of market experience and emerging regulatory and industry standards. The Group monitors a range of funding and liquidity indicators for the consolidated Group as well as its principal subsidiaries. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two important structural ratios are described on the following pages.

The table below shows the Group’s net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity.

	31 December 2010		30 September 2010		31 December 2009
		ASF(1)		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	76	76	77	77	80	80	100
Wholesale funding > 1 year	154	154	165	165	144	144	100
Wholesale funding < 1 year	157	-	178	-	250	-	-
Derivatives	424	-	543	-	422	-	-
Repurchase agreements	115	-	129	-	106	-	-
Deposits
- Retail and SME - more stable	172	155	168	151	166	149	90
- Retail and SME - less stable	51	41	51	41	50	40	80
- Other	206	103	202	101	199	99	50
Other (2)	98	-	116	-	105	-	-

Total liabilities and equity	1,453	529	1,629	535	1,522	512

Cash	57	-	61	-	52	-	-
Inter bank lending	58	-	60	-	49	-	-
Debt securities:
- < 1 year	43	-	45	-	69	-	-
- central and local governments AAA to AA > 1 year	89	4	95	5	84	4	5
- other eligible bonds > 1 year	75	15	79	16	87	17	20
- other bonds > 1 year	10	10	7	7	9	9	100
Derivatives	427	-	549	-	438	-	-
Reverse repurchase agreements	95	-	93	-	76	-	-
Customer loans and advances
- < 1 year	125	63	151	75	153	77	50
- residential mortgages >1 year	145	94	142	92	137	89	65
- retail loans > 1 year	22	19	22	19	24	20	85
- other > 1 year	211	211	213	213	241	241	100
Other (3)	96	96	112	112	103	103	100

Total assets	1,453	512	1,629	539	1,522	560

Undrawn commitments	267	13	267	13	289	14	5

Total assets and undrawn commitments	1,720	525	1,896	552	1,811	574
Net stable funding ratio		101%		97%		89%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding and liquidity metrics (continued)

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.
(4)	Prior periods have been revised to reflect the Basel III guidance.

Key points
•
The Group’s estimated net stable funding ratio improved to 101% at 31 December 2010, from 89% at 31 December 2009 and 97% at 30 September 2010, primarily due to a decrease in wholesale funding with maturity of less than one year and a reduction in customer loans.

•	The Group’s net stable funding ratio calculation will continue to be refined over time in line with regulatory developments.

The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142
30 September 2009	142	108	164
30 June 2009	145	110	178
31 March 2009	150	118	225
31 December 2008	151	118	233

Note:
(1)	Excludes repurchase agreements and bancassurance deposits to 31 March 2010 and loans are net of provisions.

Key points
•
The Group’s loan to deposit ratio improved significantly by 900 basis points in the fourth quarter 2010 to 117%. The customer funding gap narrowed by £33 billion in the fourth quarter 2010 and £68 billion over the year, to £74 billion at 31 December 2010, due primarily to a reduction in Non-Core customer loans and increased customer deposits.

•	The loan to deposit ratio for the Group’s Core business at 31 December 2010 improved to 96% from 104% at 31 December 2009.

•	It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk

The tables below show the structural interest rate VaR for the Group’s retail and commercial businesses and other non-traded portfolios by currency.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2010	57.5	96.2	96.2	30.0
31 December 2009	85.5	101.3	123.2	53.3

	31 December 2010	31 December 2009
	£m	£m

EUR	32.7	32.2
GBP	79.3	111.2
USD	120.6	42.1
Other	9.7	9.0

Key points
•	Interest rate exposure at 31 December 2010 was slightly lower than at the end of 2009. The exposure in 2010 was on average 33% below the average for 2009.

•	In general, actions taken throughout 2010 to mitigate earnings sensitivity from interest rate movements were executed in US dollars, hence the year on year shift in VaR by currency.

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group’s retail and commercial businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates.  In addition the table includes a 100 basis point steepening and flattening of the yield curves over a one year horizon.
	31 December 2010	31 December 2009
	£m	£m

+ 100bp shift in yield curves	232	510
– 100bp shift in yield curves	(352)	(687)
Steepener	(30)
Flattener	(22)

Key points
•	The Group executed transactions in 2010 to reduce the exposure to rising rates related to capital raised in December 2009.

•	Actions taken during the year increased the current base level of net interest income, while reducing the Group’s overall asset sensitivity.

Risk and balance sheet management (continued)

Balance sheet management: Structural foreign currency exposures

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below details the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS Holdings minority interest	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

31 December 2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	-	941

	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

31 December 2009
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	-	1,194

	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key points
•
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1,270 million (31 December 2009 - £980 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £1,150 million (31 December 2009 - £880 million) recognised in equity.

•
Structural foreign currency exposures have increased in sterling terms due to exchange rate movements and reduced hedging. The increased exposures more effectively offset retranslation movements in RWAs, reducing the sensitivity of the Group’s capital ratios to exchange rate movements.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Loans and advances to customers by geography and industry
The table below analyses loans and advances to customers excluding reverse repos and disposal groups.

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	6,781	1,671	8,452	9,766	1,204	10,970	6,128	1,532	7,660
Finance	46,910	7,651	54,561	54,723	8,650	63,373	50,673	9,713	60,386
Residential mortgages	140,359	6,142	146,501	139,457	6,351	145,808	127,975	12,932	140,907
Personal lending	33,581	3,891	37,472	34,129	4,183	38,312	35,313	6,358	41,671
Property	42,455	47,651	90,106	42,269	49,919	92,188	49,054	50,372	99,426
Construction	8,680	3,352	12,032	8,994	3,623	12,617	9,502	5,258	14,760
Manufacturing	25,797	6,520	32,317	26,255	9,339	35,594	30,272	14,402	44,674
Service industries and business activities	95,127	22,383	117,510	97,738	25,983	123,721	100,438	33,638	134,076
Agriculture, forestry and fishing	3,758	135	3,893	3,952	158	4,110	3,726	553	4,279
Finance leases and instalment credit	8,321	8,529	16,850	8,233	9,541	17,774	8,147	11,956	20,103
Interest accruals	831	278	1,109	847	278	1,125	1,179	549	1,728

Gross loans	412,600	108,203	520,803	426,363	119,229	545,592	422,407	147,263	569,670
Loan impairment provisions	(7,740)	(10,315)	(18,055)	(7,664)	(9,879)	(17,543)	(6,786)	(8,230)	(15,016)

Net loans	404,860	97,888	502,748	418,699	109,350	528,049	415,621	139,033	554,654

Risk and balance sheet management (continued)

Risk management: Credit risk

Credit risk: Loans and advances to customers by geography and industry (continued)

Key points
•
Residential mortgages increased by £6 billion during 2010 with increases in UK Retail, reflecting continued strong sales growth and lower redemption rates, partially offset by reduced lending in both Ulster Bank and US Retail & Commercial (US R&C), reflecting low new business originations and tightened loan acceptance criteria respectively.

•	Reduction in unsecured personal lending reflects subdued recruitment activity and the continuing market trend of repaying unsecured loans in UK Retail and lower personal auto loans in US R&C.

•
The Group’s loans and advances to property and construction sectors reduced by £12 billion, primarily in the UK and Europe in both development and investment portfolios. Underlying Non-Core property loans declined by £7.7 billion during the year. This was partly offset by a transfer of £5.0 billion development property loans as part of Ulster Bank’s strategic decision to cease early stage development property lending.

•
Exposure to the manufacturing sector is concentrated in industrial, agriculture and food & consumer subsectors. The overall reduction in exposure in the year was partly due to the run off and restructuring of assets in Europe and in the Non-Core portfolio.

•
Service industries and business activities comprise transport, retail & leisure, telecommunication, media and technology and business services. Transport primarily comprises loans to borrowers in the shipping, automotive and aviation segments. Aviation Capital and a portfolio of shipping loans are held within Non-Core. Core portfolios in UK Corporate and GBM are well diversified geographically. Global economic conditions and related trends in trade flows and discretionary consumer spending continue to inform the Group’s cautious stance.

•
Shipping continued to experience difficult market conditions in 2010. Whilst there have been no material shipping impairments to date, the exposures subject to a heightened level of monitoring currently stand at £2.8 billion (out of a total portfolio of £13 billion). Recent quarterly vessel valuations undertaken by external shipbrokers show that the majority of the Group’s exposures remain fully secured. Conditions are expected to remain challenging for the foreseeable future.

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)
The table below analyses loans and advances to customers including reverse repos and disposal groups by geography (by location of office).

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK domestic
Central and local government	3,785	134	3,919	3,942	147	4,089	2,951	223	3,174
Finance	12,884	3,265	16,149	17,122	3,506	20,628	14,658	2,365	17,023
Residential mortgages	99,527	1,630	101,157	97,615	1,695	99,310	90,687	1,896	92,583
Personal lending	22,651	585	23,236	23,395	706	24,101	24,109	1,136	25,245
Property	14,850	27,107	41,957	14,995	27,862	42,857	18,057	30,802	48,859
Construction	4,330	2,010	6,340	4,390	2,235	6,625	4,493	3,287	7,780
Manufacturing	8,252	859	9,111	7,604	2,052	9,656	8,747	2,678	11,425
Service industries and business activities	36,725	8,960	45,685	38,669	10,801	49,470	39,188	12,472	51,660
Agriculture, forestry and fishing	2,691	67	2,758	2,891	77	2,968	2,775	138	2,913
Finance leases and instalment credit	5,589	7,785	13,374	5,487	8,683	14,170	5,343	10,843	16,186
Interest accruals	412	98	510	447	99	546	718	175	893

	211,696	52,500	264,196	216,557	57,863	274,420	211,726	66,015	277,741

UK international (1)
Central and local government	1,943	39	1,982	4,260	40	4,300	1,402	53	1,455
Finance	15,111	2,758	17,869	19,435	3,082	22,517	14,615	3,640	18,255
Residential mortgages	401	35	436	439	-	439	1	-	1
Personal lending	384	-	384	334	7	341	504	1	505
Property	20,120	3,385	23,505	19,867	4,085	23,952	18,350	4,585	22,935
Construction	2,711	300	3,011	2,695	336	3,031	2,471	353	2,824
Manufacturing	4,048	651	4,699	4,099	770	4,869	5,715	577	6,292
Service industries and business activities	21,540	2,781	24,321	22,980	2,747	25,727	23,558	3,393	26,951
Agriculture, forestry and fishing	181	-	181	168	10	178	171	-	171
Interest accruals	3	-	3	2	-	2	-	2	2

	66,442	9,949	76,391	74,279	11,077	85,356	66,787	12,604	79,391

Europe
Central and local government	365	1,017	1,382	351	967	1,318	334	1,164	1,498
Finance	2,642	1,019	3,661	3,430	645	4,075	3,973	904	4,877
Residential mortgages	19,473	621	20,094	19,726	634	20,360	15,055	6,718	21,773
Personal lending	2,270	600	2,870	2,264	631	2,895	1,877	1,009	2,886
Property	5,139	12,636	17,775	5,490	13,072	18,562	10,812	9,417	20,229
Construction	1,014	873	1,887	1,303	845	2,148	1,946	1,167	3,113
Manufacturing	5,853	4,181	10,034	6,646	5,011	11,657	7,311	8,609	15,920
Service industries and business activities	17,537	6,072	23,609	17,233	7,066	24,299	19,088	9,883	28,971
Agriculture, forestry and fishing	849	68	917	843	70	913	737	356	1,093
Finance leases and instalment credit	370	744	1,114	377	831	1,208	379	1,094	1,473
Interest accruals	143	101	244	129	97	226	165	246	411

	55,655	27,932	83,587	57,792	29,869	87,661	61,677	40,567	102,244

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	263	53	316	214	45	259	196	64	260
Finance	9,522	587	10,109	8,440	643	9,083	9,524	1,771	11,295
Residential mortgages	20,548	3,653	24,201	21,271	3,829	25,100	21,842	4,317	26,159
Personal lending	6,816	2,704	9,520	6,747	2,837	9,584	7,373	3,599	10,972
Property	1,611	3,318	4,929	1,203	3,510	4,713	1,498	3,788	5,286
Construction	442	78	520	455	95	550	490	132	622
Manufacturing	5,459	143	5,602	5,358	678	6,036	5,895	1,200	7,095
Service industries and business activities	14,075	2,724	16,799	13,670	3,161	16,831	14,078	4,505	18,583
Agriculture, forestry and fishing	31	-	31	32	-	32	27	-	27
Finance leases and instalment credit	2,315	-	2,315	2,323	-	2,323	2,417	-	2,417
Interest accruals	183	73	256	181	78	259	204	94	298

	61,265	13,333	74,598	59,894	14,876	74,770	63,544	19,470	83,014

RoW (2)
Central and local government	425	428	853	999	5	1,004	1,245	28	1,273
Finance	6,751	22	6,773	6,296	774	7,070	7,903	1,033	8,936
Residential mortgages	410	203	613	406	193	599	390	1	391
Personal lending	1,460	2	1,462	1,389	2	1,391	1,450	613	2,063
Property	735	1,205	1,940	714	1,390	2,104	337	1,780	2,117
Construction	183	91	274	151	112	263	102	319	421
Manufacturing	2,185	686	2,871	2,548	828	3,376	2,604	1,338	3,942
Service industries and business activities	5,250	1,846	7,096	5,186	2,208	7,394	4,526	3,385	7,911
Agriculture, forestry and fishing	6	-	6	18	1	19	16	59	75
Finance leases and instalment credit	47	-	47	46	27	73	8	19	27
Interest accruals	90	6	96	88	4	92	92	32	124

	17,542	4,489	22,031	17,841	5,544	23,385	18,673	8,607	27,280

Notes:
(1)	Represents transactions concluded through offices in the UK which service international banking transactions.
(2)	Rest of the World.

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk element in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	7,903	7,835	15,738	7,462	8,717	16,179	6,558	7,311	13,869
- Overseas	5,608	14,355	19,963	5,035	13,648	18,683	4,173	13,769	17,942

	13,511	22,190	35,701	12,497	22,365	34,862	10,731	21,080	31,811

Accruing loans past due 90 days or more (2)
- UK	1,434	939	2,373	1,619	1,210	2,829	1,146	1,089	2,235
- Overseas	262	262	524	222	282	504	212	731	943

	1,696	1,201	2,897	1,841	1,492	3,333	1,358	1,820	3,178

Total REIL	15,207	23,391	38,598	14,338	23,857	38,195	12,089	22,900	34,989

PPL (3)	473	160	633	368	249	617	272	652	924

Total REIL and PPL	15,680	23,551	39,231	14,706	24,106	38,812	12,361	23,552	35,913

REIL as a % of gross loans to customers (4)	3.7%	20.7%	7.3%	3.3%	19.5%	6.9%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (4)	3.8%	20.8%	7.4%	3.4%	19.7%	7.1%	2.9%	15.5%	6.2%

Closing provision for impairment as a % of total REIL	51%	44%	47%	53%	42%	47%	56%	37%	44%

Closing provision for impairment as a % of total REIL and PPL	49%	44%	46%	52%	42%	46%	55%	36%	43%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Includes gross loans relating to disposal groups but excludes reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the year ended 31 December 2010.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2010	12,089	22,900	34,989	272	652	924	12,361	23,552	35,913
Intra-group transfers	(142)	142	-	147	(147)	-	5	(5)	-
Currency translation and other adjustments	22	(124)	(102)	(1)	2	1	21	(122)	(101)
Additions	11,435	11,915	23,350	1,539	502	2,041	12,974	12,417	25,391
Transfers	69	(185)	(116)	(85)	(61)	(146)	(16)	(246)	(262)
Disposals, restructurings and repayments	(5,385)	(6,694)	(12,079)	(1,399)	(788)	(2,187)	(6,784)	(7,482)	(14,266)
Amounts written-off	(2,881)	(4,563)	(7,444)	-	-	-	(2,881)	(4,563)	(7,444)

At 31 December 2010	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231

Key points
•	REIL increased by £3.1 billion or 26% in Core reflecting net increases in impaired loans in UK Corporate (£1.6 billion) and Ulster Bank (£1.4 billion).

•	In UK Corporate impaired loans increased reflecting a number of specific cases which resulted in REIL/PPL as a % of loans increasing from 2.2% to 3.7%.

•	Provisions, REIL and related coverage ratios in Ulster Bank increased reflecting a deterioration in customer credit quality due to a fall in Irish property prices.

•	In US Retail & Commercial, impairment losses declined following a gradual improvement in the underlying credit environment through 2010.

•	Increase in provisions and related REIL in Non-Core reflected difficult conditions in specific sectors, particularly UK and Irish commercial property.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	Quarter ended 31 December 2010
	Core	Non-Core	Total	Nine months ended 30 September 2010	Year ended 31 December 2010	Year ended 31 December 2009
	£m	£m	£m	£m	£m	£m

At beginning of period	7,791	9,879	17,670	15,173	15,173	9,451
Transfers to disposal groups	-	(5)	(5)	(67)	(72)	(321)
Intra-group transfers	(217)	217	-	-	-	-
Currency translation and other adjustments	147	(235)	(88)	131	43	(428)
Disposals	-	(3)	(3)	(17)	(20)	(65)
Amounts written off	(745)	(771)	(1,516)	(4,526)	(6,042)	(6,478)
Recoveries of amounts previously written off	29	67	96	315	411	325
Charge to income statement	912	1,243	2,155	6,989	9,144	13,090
Unwind of discount	(51)	(76)	(127)	(328)	(455)	(401)

At end of period	7,866	10,316	18,182	17,670	18,182	15,173

Loan impairment provisions on loans and advances

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,653	997	2,650	1,804	954	2,758	2,005	735	2,740
Collectively assessed	4,139	1,157	5,296	4,163	1,134	5,297	3,509	1,266	4,775
Individually assessed	1,948	8,161	10,109	1,697	7,791	9,488	1,272	6,229	7,501

Customers loans	7,740	10,315	18,055	7,664	9,879	17,543	6,786	8,230	15,016
Banks loans	126	1	127	127	-	127	135	22	157

Total loans	7,866	10,316	18,182	7,791	9,879	17,670	6,921	8,252	15,173

% of loans (1)	1.88%	9.14%	3.44%	1.80%	8.19%	3.22%	1.61%	5.79%	2.69%

Note:
(1)	Customer provisions as a % of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points
•	During the year the provisions for loan impairments increased by £3 billion, as impairments exceeded net write-offs.

•	Provisions are 3.44% of loans and advances at 31 December 2010, compared with 2.69% at 31 December 2009. Non-Core comparable figures were 9.14% versus 5.79%.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Latent loss	(116)	40	224	(121)	1,184
Collectively assessed	729	748	956	3,070	3,994
Individually assessed - customer loans	1,555	1,120	1,842	6,208	7,878

Customer loans	2,168	1,908	3,022	9,157	13,056
Bank loans	(13)	-	10	(13)	34
Securities	(14)	45	67	112	809

Charge to income statement	2,141	1,953	3,099	9,256	13,899

Charge relating to customer loans as a % of gross customer loans (1)	1.6%	1.4%	2.1%	1.7%	2.3%

Note:
(1)	Customer loans excluding reverse repurchase agreements are gross of provisions and include gross loans relating to disposal groups.

See page 20 for discussion on impairment losses. Additional disclosures on loans, REIL, impairments and related ratios are set out in Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government
	UK	US	Other	Banks and building societies	ABS	Corporate	Other	Total	% of total
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 December 2010
AAA	13,486	33,846	44,784	2,374	51,235	846	17	146,588	67
AA to AA+	-	-	18,025	3,036	6,335	779	-	28,175	13
A to AA-	-	-	9,138	4,185	3,244	1,303	5	17,875	8
BBB- to A-	-	-	2,843	1,323	3,385	2,029	6	9,586	5
Non-investment grade	-	-	1,766	1,766	4,923	2,786	4	11,245	5
Unrated	-	-	52	310	1,703	1,722	224	4,011	2

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	100

30 September 2010
AAA	14,825	34,768	48,561	2,914	50,026	1,153	-	152,247	68
AA to AA+	-	-	19,237	2,913	6,591	855	3	29,599	13
A to AA-	-	-	10,604	4,593	3,911	2,112	41	21,261	9
BBB- to A-	-	-	3,386	1,002	3,898	3,342	395	12,023	5
Non-investment grade	-	-	877	190	4,213	2,020	101	7,401	3
Unrated	-	-	215	197	1,373	1,682	412	3,879	2

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410	100

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558	66
AA to AA+	-	-	22,003	4,930	8,942	1,429	-	37,304	15
A to AA-	-	-	13,159	3,770	3,886	1,860	-	22,675	9
BBB- to A-	-	-	3,847	823	4,243	2,187	-	11,100	5
Non-investment grade	-	-	353	169	3,515	2,042	-	6,079	2
Unrated	-	-	504	289	1,949	2,601	1,036	6,379	3

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095	100
Key points
•	The proportion of AAA rated securities were broadly unchanged during the year whilst the proportion of non-investment grade and unrated securities increased from 5% to 7%.

•	Holdings of debt securities issued by non-investment grade governments comprised: Greece £1.0 billion; Romania £0.3 billion; Turkey £0.2 billion and Indonesia £0.2 billion.

•
Increase in non-investment grade securities reflects purchases by GBM’s mortgage trading business. Non-investment grade securities also increased as a result of credit down grades and rating withdrawals of certain ABS structures in Non-Core during the year.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government
	UK	US	Other	Banks and building societies	ABS	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
Held-for-trading	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
DFV (1)	1	-	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	-	-	15	6,203	848	2	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Short positions	(4,200)	(11,398)	(18,909)	(1,853)	(1,335)	(3,288)	(34)	(41,017)

	9,286	22,448	57,699	11,141	69,490	6,177	222	176,463

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390
DFV (1)	1	-	353	3	227	18	1	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410
Short positions	(4,494)	(11,815)	(17,902)	(1,771)	(916)	(3,581)	(660)	(41,139)

	10,331	22,953	64,978	10,038	69,096	7,583	292	185,271

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV (1)	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Note:
(1)	Designated as at fair value.

Key point
•
Debt securities continued to decline during 2010, primarily in GBM’s European sovereign exposures as well as in ABS. Reduction in ABS in US Retail & Commercial and Non-Core reflected balance sheet reduction strategies whereas GBM’s sell down followed increased liquidity in US RMBS market, primarily in the first half of the year.

Refer to page 156 for country analysis of available-for-sale debt securities.

Risk and balance sheet management (continued)

Risk management: Credit risk

Derivatives
The table below analyses the fair value of the Group's derivative assets by internal grading scale and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s statutory balance sheet under IFRS.

		31 December 2010						31 December 2009 Total
	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	30,840	10,755	17,554	135,311	214,029	408,489	389,019
AQ2	0.034% - 0.048%	319	105	212	1,561	462	2,659	11,550
AQ3	0.048% - 0.095%	1,284	391	626	610	406	3,317	10,791
AQ4	0.095% - 0.381%	989	155	240	1,726	281	3,391	8,296
AQ5	0.381% - 1.076%	1,016	81	201	1,447	2,115	4,860	8,270
AQ6	1.076% - 2.153%	134	46	71	653	166	1,070	2,548
AQ7	2.153% - 6.089%	150	29	44	375	259	857	2,181
AQ8	6.089% - 17.222%	2	1	10	118	272	403	1,448
AQ9	17.222% - 100%	104	8	39	110	189	450	2,030
AQ10	100%	170	11	52	353	995	1,581	2,026
Accruing past due		-	-	-	-	-	-	40

		35,008	11,582	19,049	142,264	219,174	427,077	438,199

Counterparty mtm netting							(330,397)	(358,917)
Cash collateral held against derivative exposures							(31,096)	(33,667)

Net exposure							65,584	45,615

As at 31 December 2010, in addition to cash collateral, the Group holds collateral in the form of securities of £2.9 billion (31 December 2009 - £3.6 billion) against derivative positions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The table below analyses the Group's derivative assets by contract type and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

	0-3 months	3-6 months	6-12 months	1-5 years	over 5 years	Total	Counterparty mtm netting	Net exposure
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
Exchange rate	28,938	7,820	9,360	23,174	13,961	83,253	(69,509)	13,744
Interest rate	4,822	3,533	7,927	104,026	191,423	311,731	(236,513)	75,218
Credit derivatives	497	99	313	12,374	13,589	26,872	(22,728)	4,144
Equity and commodity	751	130	1,449	2,690	201	5,221	(1,647)	3,574

	35,008	11,582	19,049	142,264	219,174	427,077	(330,397)	96,680

Cash collateral held against derivative exposures								(31,096)

Net exposure								65,584

30 September 2010
Exchange rate	31,943	8,260	10,033	24,551	14,741	89,528	(65,366)	24,162
Interest rate	5,598	8,177	11,781	117,241	279,380	422,177	(358,824)	63,353
Credit derivatives	1,323	83	337	13,678	15,389	30,810	(22,719)	8,091
Equity and commodity	1,782	566	284	3,078	580	6,290	(2,443)	3,847

	40,646	17,086	22,435	158,548	310,090	548,805	(449,352)	99,453

Cash collateral held against derivative exposures								(39,507)

Net exposure								59,946

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Key points
•
Whilst gross exchange rate contracts increased due to the trading fluctuations and favourable movements in forward rates and volume, the mix in counterparty netting arrangements reduced the net exposure.

•
In a year of significant quarterly interest rate volatility, the overall annual interest rate trend was downwards, with all major rate indices moving down by at least 30 basis points in the medium to long end, with USD and GBP dropping approximately 70 basis points in the 5 year yield curve. The increase in gross asset values caused by the drop in interest rates was offset by the greater use of London Clearing House (LCH) as a counterparty, up from 56% at the end of 2009 to 60% by end of 2010. Reduction in non-LCH related netting increased the net exposure, excluding the effect of collateral arrangements.

•
The reduction in credit derivatives primarily reflected the APS credit derivative reducing from £1.4 billion at the start of the year to £550 million at end of 2010. The effect of credit spread widening in GBM and Non-Core were offset by portfolio reductions, as part of de-risking, and currency movements.

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets

Credit risk assets consist of:
•	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

•	Rate risk management (RRM); and

•	Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - see page 149) are excluded. Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.

Country risk
Under the Group’s country risk framework, country exposures are actively managed both from countries that represent a larger concentration or which, using the Group’s country watch list process, have been identified as exhibiting signs of actual or potential stress.

The table below shows the Group’s exposure in terms of credit risk assets, to countries where the total exposure for borrowers domiciled in that country exceed £1 billion and where the country had an external rating of A+ or below from Standard & Poor’s, Moody’s or Fitch and selected eurozone countries at 31 December 2010. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

	Lending
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core	RRM and contingent obligations
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
China	17	298	1,240	753	64	2,372	2,136	236	1,572
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Russia	-	110	251	1,181	58	1,600	1,475	125	216
Mexico	-	8	149	999	1	1,157	854	303	148
Brazil	-	-	825	315	5	1,145	1,025	120	120
Romania	36	178	42	426	446	1,128	7	1,121	142
Poland	-	168	13	655	6	842	736	106	381
Portugal	86	-	63	611	6	766	450	316	537

Additional selected eurozone countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Greece	14	36	49	188	16	303	173	130	214

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets (continued)

Country risk (continued)

	Lending
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core	RRM and contingent obligations
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	78	1,830	1,693	21,518	22,348	47,467	32,479	14,988	4,820
Italy	10	119	751	4,465	27	5,372	1,877	3,495	2,146
India	-	109	499	2,752	63	3,423	3,240	183	1,691
China	50	296	780	947	42	2,115	1,845	270	425
Turkey	255	335	207	1,870	10	2,677	1,918	759	274
South Korea	-	6	903	656	1	1,566	1,467	99	1,458
Russia	-	58	84	1,578	27	1,747	1,275	472	511
Mexico	2	45	161	1,262	1	1,471	594	877	112
Brazil	-	-	623	420	3	1,046	833	213	282
Romania	49	392	46	637	507	1,631	37	1,594	169
Poland	-	22	40	1,038	6	1,106	996	110	625
Portugal	-	-	51	861	5	917	582	335	461

Additional selected eurozone countries

Spain	30	17	373	7,658	438	8,516	2,957	5,559	2,325
Greece	21	37	52	290	16	416	245	171	194

Key points
•
Credit risk assets relating to most of the countries above declined in 2010, reflecting active exposure management. In addition to the overall exposure reductions, granular portfolio reviews have been and continue to be undertaken with a view to adjusting the tenor profile and better alignment of the Group’s country risk appetite to the risk of adverse economic and political developments.

•
Reductions were seen in corporate and personal exposures, particularly in the Non-Core portfolios. This contrasted with increases in financial institutions in a number of countries, mostly due to increases in RRM exposure. Some countries in Asia have seen increased exposures during 2010, including two of the Group’s strategically important countries in this region, China and India, following reductions in 2008/2009.

•
The Group broadened its country risk framework in 2010, to capture advanced as well as emerging market countries. Cross-country assessments were conducted to identify portfolio vulnerabilities to a number of risk scenarios, including a eurozone sovereign debt crisis. Limit controls are being applied on a risk differentiated basis and selected exposure actions have been taken. Further scenario stress testing is continuing, and covers the potential for economic and political shocks in the eurozone and in the broader global environment.

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets (continued)

Country risk (continued)

Key points (continued)
•	For selected eurozone countries, the general trend in lending was lower, due in part to a depreciation of the euro against sterling by 3% over the year.

•
Republic of Ireland (ROI): lending fell by £4.3 billion in 2010, resulting from reductions in personal lending by £2.1 billion, financial institutions by £0.5 billion and corporate clients by £1.6 billion. An increase was seen in Ulster Bank’s central bank exposure due to higher cash balances as part of its liquidity portfolio. The general trend in exposure remains downward.  Divisional analysis is set out below:

•
Ulster Bank represents more than 95% (£32 billion) of the Group’s Core lending to ROI and has seen a minimal increase of £0.64 billion in 2010, largely due to a rise of £0.3 billion in central bank placing due to increased cash holdings. Ulster Bank Core provisions at 31 December 2010 increased by 70% due to the continuing deterioration in the Irish economy.

•
Non-Core lending to ROI (£10.8 billion) declined by £4.2 billion in 2010, mainly due to a reduction in exposure to corporates and financial institutions of £3 billion during the year. In addition, customer advances in Lombard Ireland decreased by 30% during the year to £0.9 billion. Overall default levels have continued to show signs of stabilisation.

•
Global Banking & Markets (GBM) accounts for a further £0.6 billion of the Core lending, largely relating to domestic and foreign owned financial institutions. In addition, overall limits to the major Irish domestic banks have halved since 31 December 2008 to £1.2 billion, with the majority representing collateralised RRM or guarantees for third-party obligations. Overall credit quality remains acceptable with the majority of the exposure to investment grade entities.

•
Spain: lending fell by £0.9 billion, due to a reduction in corporate activity. During the fourth quarter, this reduction accelerated. Non-Core represents 59% of the Group’s total exposure to Spain at 31 December 2010 (31 December 2009 – 65%). In the course of 2010, progress was made towards increased collateralisation of the portfolio.

•
Italy: lending decreased by £1.7 billion, as a result of a net reduction in corporate lending of £2.0 billion and an increase to financial institutions of £0.3 billion. In addition, there was an increase in RRM exposure to financial institutions by £0.7 billion; the non-lending portfolio is comprised predominantly of collateralised trading activity.

•
Portugal: lending decreased slightly by £0.1 billion related to reductions in corporate activity. Non-Core represents 41% of the total exposure; The structure of the exposure was enhanced through a shift to short-term and collateralised products to support hedging needs of customers.

•
Greece: lending fell by £0.1 billion, due to a reduction in corporate activity. Continuous close scrutiny of the portfolio throughout the year and divestment of selected assets have improved the overall quality of the portfolio, available-for-sale (AFS) debt securities (see below) represent the primary concentration.

•	Total exposure to Egypt was £253 million at 31 December 2010, including lending of £124 million. The Group has minimal exposure to North African countries.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, for countries exceeding £0.5 billion at any reporting date below, together with the total of those individually less than £0.5 billion.
	31 December 2010					30 September 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,890	20,872	763	39,525	(116)	17,604	20,140	824	38,568	127	12,789	24,788	668	38,245	(302)
UK	8,377	4,002	2,284	14,663	(106)	9,511	4,317	2,487	16,315	(114)	18,350	4,372	3,267	25,989	(169)
Germany	10,653	1,360	535	12,548	(35)	11,166	1,409	553	13,128	151	12,283	1,036	406	13,725	(24)
Netherlands	3,469	6,773	713	10,955	(59)	3,246	6,939	513	10,698	(31)	4,329	7,522	1,558	13,409	(115)
France	5,912	575	900	7,387	33	6,645	598	874	8,117	171	6,456	543	812	7,811	9
Spain	88	6,773	169	7,030	(939)	97	7,087	222	7,406	(898)	162	8,070	355	8,587	(117)
Japan	4,354	-	82	4,436	-	3,379	-	66	3,445	-	1,426	-	100	1,526	(7)
Australia	-	486	1,586	2,072	(34)	-	445	1,724	2,169	(32)	-	581	1,213	1,794	(85)
Italy	906	243	24	1,173	(86)	968	251	45	1,264	(75)	1,007	380	72	1,459	(39)
Belgium	763	34	243	1,040	(34)	815	34	234	1,083	(26)	788	34	397	1,219	(24)
Hong Kong	905	-	8	913	-	859	-	9	868	3	975	-	-	975	-
Greece	895	-	-	895	(517)	977	-	-	977	(517)	1,389	-	-	1,389	(196)
Singapore	649	-	209	858	-	715	13	197	925	3	564	13	105	682	-
Switzerland	657	-	156	813	11	876	-	149	1,025	12	653	-	28	681	11
Denmark	629	-	172	801	2	646	-	171	817	4	659	-	256	915	2
South Korea	261	429	-	690	(2)	-	500	-	500	(19)	-	526	-	526	(3)
Republic of Ireland	104	177	408	689	(74)	120	180	468	768	(59)	150	529	319	998	(154)
India	548	-	139	687	2	615	-	253	868	3	480	-	-	480	3
Luxembourg	253	78	226	557	20	150	79	264	493	27	-	222	307	529	11
Austria	274	51	152	477	(20)	292	42	232	566	(27)	249	202	142	593	(17)
Portugal	92	106	43	241	(36)	100	103	55	258	(32)	552	125	45	722	(18)
Other (individually <£0.5 billion)	1,710	556	414	2,680	(71)	1,657	786	450	2,893	(18)	1,605	1,521	2	3,128	(654)

	59,389	42,515	9,226	111,130	(2,061)	60,438	42,923	9,790	113,151	(1,347)	64,866	50,464	10,052	125,382	(1,888)

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities (continued)

Key points
•	Exposure to Spain reduced by £1.6 billion during 2010, largely in residential mortgage-backed covered bond exposures to financial institutions.

•	Italian exposures declined by £0.3 billion during 2010 from a combination of reductions in corporate clients and financial institutions, primarily in GBM.

•	The £500 million reductions in both Greek and Portuguese exposures primarily reflect disposals.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Commercial real estate
The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties (including house builders); 2009 data are presented on a consistent basis.

The commercial real estate lending portfolio totalled £87 billion at 31 December 2010, an 11% decrease over the prior year (31 December 2009 - £98 billion). The Non-Core portion of the portfolio totalled £46 billion (52% of the portfolio) at 31 December 2010 (31 December 2009 - £47 billion, or 48% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 167.   The analysis below excludes RRM and contingent obligations.

	31 December 2010			31 December 2009
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	24,879	5,819	30,698	27,143	7,331	34,474
Ulster Bank	4,284	1,090	5,374	6,131	3,838	9,969
US Retail & Commercial	3,061	653	3,714	2,812	1,084	3,896
GBM	1,131	644	1,775	1,997	818	2,815

	33,355	8,206	41,561	38,083	13,071	51,154

Non-Core
UK Corporate	7,591	3,263	10,854	7,390	3,959	11,349
Ulster Bank	3,854	8,760	12,614	2,061	6,271	8,332
US Retail & Commercial	1,202	220	1,422	1,409	431	1,840
GBM	20,502	417	20,919	24,638	873	25,511

	33,149	12,660	45,809	35,498	11,534	47,032

	66,504	20,866	87,370	73,581	24,605	98,186

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Island of Ireland	5,056	1,148	2,785	6,578	15,567
Western Europe	10,359	707	25	46	11,137
US	6,010	1,343	542	412	8,307
RoW	1,622	25	138	524	2,309

	56,026	10,478	5,010	15,856	87,370

31 December 2009
UK (excluding Northern Ireland)	36,731	7,042	1,875	10,155	55,803
Island of Ireland	5,384	1,047	3,484	6,305	16,220
Western Europe	12,565	840	184	225	13,814
US	6,522	1,355	881	778	9,536
RoW	2,068	27	239	479	2,813

	63,270	10,311	6,663	17,942	98,186

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Island of Ireland	3,159	3,044	963	8,401	15,567
Western Europe	409	10,657	25	46	11,137
US	3,375	3,978	733	221	8,307
RoW	244	1,404	488	173	2,309

	33,355	33,149	8,206	12,660	87,370

31 December 2009
UK (excluding Northern Ireland)	29,195	14,578	7,482	4,548	55,803
Island of Ireland	4,699	1,732	3,702	6,087	16,220
Western Europe	905	12,500	215	194	13,814
US	3,193	4,684	1,289	370	9,536
RoW	91	2,004	383	335	2,813

	38,083	35,498	13,071	11,534	98,186

Note:
(1)	Excludes RRM and contingent obligations.

Key points
•	The decrease in exposure occurred primarily in the UK and Europe in the development and investment books. The asset mix remains relatively unchanged.

•	Commercial real estate will remain challenging for key markets, such as UK, ROI and US; new business will be accommodated within a reduced limit framework.

•	Liquidity in the market remains low with the focus on refinancing and support for the existing client base.

•
The Ulster Bank Non-Core increase relative to 2009 reflects the swapping of the residential mortgage portfolio for the commercial real estate portfolio with Ulster Bank Core in the third quarter of 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Commercial real estate (continued)
By sub-sector (1)	UK (excl NI) £m	Island of Ireland £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2010
Residential	15,551	7,726	753	1,755	549	26,334
Office	8,551	1,402	4,431	1,311	891	16,586
Retail	4,928	674	711	529	106	6,948
Industrial	10,413	1,780	3,309	2,193	284	17,979
Mixed/Other	10,607	3,985	1,933	2,519	479	19,523

	50,050	15,567	11,137	8,307	2,309	87,370

31 December 2009
Residential	17,197	7,352	1,065	2,134	505	28,253
Office	9,381	1,536	5,034	1,614	975	18,540
Retail	5,760	686	998	492	700	8,636
Industrial	11,378	2,599	3,592	2,053	402	20,024
Mixed/Other	12,087	4,047	3,125	3,243	231	22,733

	55,803	16,220	13,814	9,536	2,813	98,186
31 December 2010 £m
Maturity profile of portfolio (1)

< 1 year (2)	22,514
1-2 years	18,085
2-3 years	12,848
>3 years	33,923

Notes:
(1)	Excludes RRM and contingent obligations.
(2)	Includes on demand and past due assets.

Risk and balance sheet management (continued)

Risk management: Credit risk: Credit risk assets: Key credit portfolios (continued)

Commercial real estate (continued)

Key points
•
Of the total portfolio at 31 December 2010, £45.5 billion (31 December 2009 - £58.1 billion) is managed normally with annual reviews, £9.2 billion (31 December 2009 - £17.9 billion) is receiving heightened credit oversight under the Group watchlist process (“watch”) and £32.6 billion (31 December 2009 - £22.2 billion) is managed within the Global Restructuring Group (GRG).

•
As at 31 December 2010, 55% of the Group’s credit risk assets rated AQ10 related to the property sector, up from 51% at 31 December 2009.  Consistent with the trend seen in the total portfolio, the rate of migration to default slowed during the second half of 2010 in most portfolios. In Non-Core and Ulster Bank property remains the primary driver of growth in the defaulted loan book.

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination represents less than 2% of the portfolio. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval. Current market conditions have resulted in some borrowers experiencing difficulty in finalising long-term finance arrangements. These borrowers are managed within the problem debt management process in ”watch” or the GRG.

•
Tighter risk appetite criteria for new business origination have been implemented during the year but will take time to be reflected in the performance of the portfolio. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been selective. To date this improvement has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone, Republic of Ireland and the US.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Retail assets

The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.

	31 December 2010	31 December 2009 (1)
Personal credit risk assets	£m£m	£m

UK Retail
- mortgages	92,592	85,529
- cards, loans and overdrafts	18,072	20,316
Ulster Bank
- mortgages	21,162	22,304
- other personal	1,017	1,172
Citizens
- mortgages	24,575	26,534
- auto and cards	6,062	6,917
- other (2)	3,455	4,205
Other (3)	18,123	16,827

	185,058	183,804

Notes:
(1)	Revised to reflect improvements in data categorisation.
(2)	Mainly student loans and recreational vehicles/marine.
(3)	Personal exposures in other divisions.

See the section on Ulster Bank Group on page 167 for discussion on Ulster Bank residential mortgages.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages
The table below details the distribution of residential mortgages by indexed LTV. Ulster Bank Group is discussed on page 167.

	UK Retail		Citizens
	31 December 2010	31 December 2009	31 December 2010	31 December 2009 (2)
By average LTV (1)%		%	%	%

<= 50%	38.5	39.2	25.8	26.4
> 50% and <= 70%	23.2	21.0	17.3	16.6
> 70% and <= 90%	26.2	24.5	27.4	26.3
> 90%	12.1	15.3	29.5	30.7

Total portfolio average LTV	58.2	59.1	75.3	74.5

Average LTV on new originations during the period	64.2	67.2	64.8	62.6

Notes:
(1)	LTV averages are calculated by transaction volume.
(2)	Revised to reflect updated data and analysis completed after the reporting date.
(3)	Analysis covers the main mortgage brands in each of the Group’s three consumer markets and covers 96% of total mortgage portfolio.

The table below details the residential mortgages which are three months or more in arrears (by volume).

	31 December 2010	31 December 2009
	%	%

UK Retail (1)	1.7	1.6
Citizens	1.4	1.5

Note:
(1)
Based on the 3+ months arrears rate for RBS and NatWest (81% of standard mortgages as at December 2010) together with the equivalent manually appliedcollectionsstatus flag for RBS/NatWest ‘Offset’ and other brandmortgages; in total 93% of total mortgage assets. The ‘One Account’ current account mortgage is excluded (£6.7 billion of assets - 7% of assets) of which 0.8% of accounts were 90 days continually in excess of the limit at 31 December 2010 (31 December 2009 - 0.6%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information the 3+ month’s arrears rate now excludes accounts in repossession and cases with shortfalls post property sale;  2009 data have been revised accordingly.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages (continued)

UK residential mortgages

Key points
•
The UK mortgage portfolio totalled £92.6 billion at 31 December 2010, an increase of 8% from 31 December 2009, due to continued strong sales growth and lower redemption rates in historical terms. Of the total portfolio, 98% is designated as Core business with the primary brands being the Royal Bank of Scotland, NatWest, the One Account and First Active (Non-Core is made up of Direct Line Mortgages). The assets comprise prime mortgage lending and include 6.8% (£6.2 billion) of exposure to residential buy-to-let at 31 December 2010. There is a small legacy self certification book (0.3% of total assets); which was withdrawn from sale in 2004.

•
Gross new mortgage lending in 2010 was strong at £15.9 billion. The average LTV for new business during 2010 was 64.2% compared with 67.2% in 2009. The maximum LTV available to new customers remains at 90%. Based on the Halifax House Price index as at September 2010, the book averaged indexed LTV has reduced to 58.2% at 31 December 2010 from 59.1% at 31 December 2009 influenced by favourable house price movements with the proportion of balances in negative equity at 31 December 2010 standing at 6.9% down from 10.9% at 31 December 2009.

•
The arrears rate (more than 3 payments in arrears, excluding repossessions and shortfalls post property sale) increased slightly to 1.7% at 31 December 2010 from 1.6% at 31 December 2009. After a period of deterioration the arrears rate has stabilised and has remained broadly stable since late 2009. The arrears rate on the buy-to-let portfolio was 1.3% as at 31 December 2010 (31 December 2009 - 1.4%).

•
The mortgage impairment charge was £183 million for the year ended 31 December 2010 compared with £129 million for 2009, with a proportion of the 2010 charge (approximately £70 million) being the result of adjustments reflecting reduced expectations of recovery on prior period defaulted debt and refinement of provision methodology. Underlying default trends improved throughout 2010 compared with 2009. Provisions as a percentage of loans and receivables have increased to 0.37% at 31 December 2010 compared with 0.25% at 31 December 2009. Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

•
A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place. Forbearance activities include offering reduced or deferred payment terms on a temporary basis for a period of up to 12 months during which arrears will continue to accrue on the account. Forbearance activities in the performing book amounted to £0.6 billion during 2010. It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident. The number of properties repossessed in 2010 was 1,392 compared with 1,251 in 2009.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Residential mortgages (continued)

Citizens real estate

Key points
•
Citizens total residential real estate portfolio totalled $38.2 billion at 31 December 2010 (31 December 2009 - $42.5 billion). The real estate portfolio comprises $9.7 billion (Core - $8.6 billion; Non-Core - $1.1 billion) of first lien residential mortgages and $28.5 billion (Core - $23.7 billion; Non-Core - $4.8 billion) of home equity loans and lines (first and second lien). Home Equity Core consists of 46% first lien position while Non-Core consists of 97% second lien position. The Core business comprises 84% of the portfolio and Non-Core comprising 16%, with the serviced by others (SBO) portfolio being the largest component at 75% of the Non-Core portfolio.

•
Citizens continue to focus primarily on the ‘footprint states’ of New England, Mid-Atlantic and Mid-West targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions. As at 31 December 2010, the portfolio consists of $31.5 billion (82% of the total portfolio) in these footprint states.

•
The SBO portfolio is part of Non-Core and consists of purchased pools of home equity loans and lines (96% second lien) with current LTV (105%) and geographic profiles (73% outside of Citizens footprint) leading to an annualised charge-off rate of 10.6% in 2010. The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $5.5 billion at 31 December 2009 to $4.5 billion at 31 December 2010. The arrears rate of the SBO portfolio decreased from 3.1% at 31 December 2009 to 2.7% at 31 December 2010 due to more effective account servicing and collections, following a service conversion in 2009.

•
The current weighted average LTV of the real estate portfolio increased from 74.5% at 31 December 2009 to 75.3% at 31 December 2010, driven by a down turn in home prices. The current weighted average LTV of the real estate portfolio excluding SBO is 70.0%.

•
The arrears rate decreased slightly from 1.5% at 31 December 2009 to 1.4% at 31 December 2010. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines. Citizens’ participates in the US Government Home Affordable Modification Program (HAMP) alongside other bank sponsored initiatives. Under HAMP, any borrower requesting a modification must be first reviewed to see if they meet the criteria of this programme. If the borrower does not qualify for HAMP, then they are reviewed for internal modification programmes. The HAMP programme is available only for first lien loans to owner-occupied. All second lien home equity lines and loans are modified using internal programmes.

•	The cumulative effect of these arrangements has helped the Group’s customers. Modified loan balances were $566 million at 31 December 2010 (31 December 2009 - $235 million).

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Personal lending
The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK and the US. New defaults as a proportion of average loans and receivables are shown in the following table.

	31 December 2010		31 December 2009
	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %
Personal lending

UK Retail cards (1)	6,025	5.0	6,101	8.7
UK Retail loans (1)	9,863	4.8	12,062	5.9

	$m	%	$m	%
Citizens cards (2,3)	1,555	9.9	1,772	9.7
Citizens auto loans (2)	8,133	0.6	9,759	1.2

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charges for the year.
(2)	The ratio for Citizens refers to charge offs in the year, net of recoveries realised in the year.
(3)	The 2009 data have been revised to exclude the Kroger Personal Finance portfolio, which was sold in 2010.

Key points
•
The UK personal lending portfolio, of which 98% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £18 billion at 31 December 2010 (31 December 2009 - £20.3 billion), a decrease of 11% due to continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured loan balances with cards and current account balances remaining stable. The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill), and totalled £0.45 billion at 31 December 2010 (31 December 2009 - £0.7 billion).

•
Risk appetite continues to be actively managed across all products. Support continues for customers in financial difficulties through “breathing space initiatives” on all unsecured products, whereby a thirty day period is given to allow customers to establish a debt repayment plan. During this time the Group suspends collection activity. A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues, addressing both continued support for the Group’s customers and the management of impairments.

•
Benefiting from a combination of risk appetite tightening and a more favourable economic environment, impairment losses on unsecured lending have reduced significantly during 2010 from £1,603 million at 31 December 2009 to £991 million at 31 December 2010 with the downward trajectory moderating significantly in the latter part of the year. Impairments will remain sensitive to the external environment.

•	Industry benchmarks for cards arrears remain stable, with RBS continuing to perform favourably.

•
Outstanding balances for the Citizens credit card portfolio totalled US$1.53 billion, at 31 December 2010. This figure excludes the Kroger Personal Finance portfolio, which was sold on 27 May 2010. Core assets comprised 86.3% of the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Ulster Bank Group accounts for 8% of the Group’s total credit risk assets or 7% of the Group’s Core credit risk assets. The Irish economy has experienced severe economic headwinds resulting in a substantial rise in unemployment and a steep property value correction over the last 2 years. Ulster Bank Group has not been immune to the downturn which has resulted in a significant migration of credit quality to lower grades and a substantial increase in loan impairments. Ulster Bank Group’s commercial real estate and mortgage portfolios have been acutely affected and these account for 81% of the 2010 impairment charge (31 December 2009 - 75%).

Core
Impairment charges increased by £512 million at 31 December 2009 to £1,161 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across both personal and corporate portfolios. Lower asset values, particularly property related, together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases. Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies have been reviewed in 2010 given the structural problem that exists in Ireland with the scale and duration of customers in financial difficulty. The industry definition in the Republic of Ireland of an unsustainable mortgage (18 months accumulated interest) has been used to underpin the policy which will improve identification of customers where forbearance may not be appropriate. The forbearance portfolios account for 5.8% (7,383 mortgages) of the Ulster Bank Group mortgage portfolio (by value) at 31 December 2010 with 75% of these customers (by value) in amortising or interest only agreements.

Non-Core
Impairment charges increased from £1,277 million at 31 December 2009 to £2,682 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across the portfolio. Lower asset values, in property related lending and most specifically in development lending have resulted in higher corporate loan losses.

In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core to Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Credit risk assets by industry and geography

Credit risk assets include £51 billion and £3 billion of lending to customers and financial institutions respectively, with the remaining exposure comprising RRM and contingent obligations.

	Republic of Ireland			UK			Other			Total
	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total	Core	Non-core	Total
Industry sector (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2010
Personal	20,064	120	20,184	2,730	22	2,752	5	-	5	22,799	142	22,941
Banks	107	-	107	3	-	3	14	-	14	124	-	124
Non-banks and financial institutions	167	88	255	46	24	70	4	-	4	217	112	329
Sovereign (2)	2,174	-	2,174	672	-	672	-	-	-	2,846	-	2,846
Property	3,609	8,431	12,040	2,704	4,281	6,985	305	770	1,075	6,618	13,482	20,100
Retail and leisure	1,923	608	2,531	795	75	870	108	-	108	2,826	683	3,509
Other corporate	4,033	338	4,371	1,089	88	1,177	198	-	198	5,320	426	5,746

	32,077	9,585	41,662	8,039	4,490	12,529	634	770	1,404	40,750	14,845	55,595

2009
Personal	16,008	6,302	22,310	2,782	24	2,806	4	-	4	18,794	6,326	25,120
Banks	99	-	99	4	-	4	28	-	28	131	-	131
Non-banks and financial institutions	190	19	209	170	16	186	3	-	3	363	35	398
Sovereign (2)	1,909	-	1,909	347	-	347	-	-	-	2,256	-	2,256
Property	6,686	5,852	12,538	4,540	2,635	7,175	759	413	1,172	11,985	8,900	20,885
Retail and leisure	2,638	288	2,926	579	22	601	126	-	126	3,343	310	3,653
Other corporate	4,145	228	4,373	894	72	966	132	-	132	5,171	300	5,471

	31,675	12,689	44,364	9,316	2,769	12,085	1,052	413	1,465	42,043	15,871	57,914

Notes:
(1)
In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.

(2)	Includes central bank exposures.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Risk elements in lending and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	889	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	1,875	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	695	11

	51,441	13,661	5,977	26.6	43.8	11.6	3,843	48

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	259	-
- development	1,090	65	37	6.0	56.9	3.4	116	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	444	11

	36,857	3,619	1,633	9.8	45.1	4.4	1,161	48

Non-Core
Mortgages	-	-	-	-	-	-	42	-
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	630	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	1,759	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	251	-

	14,584	10,042	4,344	68.9	43.3	29.8	2,682	-

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Risk elements in lending and impairments by sector (continued)

	Gross loans (1)	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2009	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	22,201	882	153	4.0	17.3	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	8,192	1,748	413	21.3	23.6	5.0	370	-
- development	10,109	4,268	1,106	42.2	25.9	10.9	953	4
Other corporate	12,479	1,976	648	15.8	32.8	5.2	421	-

	55,414	9,048	2,465	16.3	27.2	4.4	1,926	34

Core
Mortgages	16,199	558	102	3.4	18.3	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	6,131	250	105	4.1	42.0	1.7	84	-
- development	3,838	428	284	11.2	66.4	7.4	221	4
Other corporate	11,106	850	326	7.7	38.4	2.9	204	-

	39,707	2,260	962	5.7	42.6	2.4	649	34

Non-Core
Mortgages	6,002	324	51	5.4	15.7	0.8	42	-
Commercial real estate
- investment	2,061	1,498	308	72.7	20.6	14.9	286	-
- development	6,271	3,840	822	61.2	21.4	13.1	732	-
Other corporate	1,373	1,126	322	82.0	28.6	23.5	217	-

	15,707	6,788	1,503	43.2	22.1	9.6	1,277	-

Note:
(1)	Funded loans.

Key points
•	Increases in REIL reflect difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 December 2010, 74% was in Non-Core.

•	Provisions increased from £2.5 billion to £6.0 billion and the coverage ratio increased to 44% from 27% at 31 December 2009. 69% of the provision at 31 December 2010 relates to property.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Key credit portfolios (continued)

Residential mortgages

The table below shows how the steep property value correction has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

	31 December 2010	31 December 2009
By average LTV (1)%		%

<= 50%	35.9	40.7
> 50% and <= 70%	13.5	15.2
> 70% and <= 90%	13.5	15.5
> 90%	37.1	28.6

Total portfolio average LTV	71.2	62.5

Average LTV on new originations during the period	75.9	72.8

Note:
(1) LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.2 billion at 31 December 2010; with 90% in the Republic of Ireland and 10% in Northern Ireland. The portfolio size has declined by 4% in the Republic of Ireland since 31 December 2009 with Northern Ireland increasing by 12% over the same period. New business originations continue to be very low, especially in the Republic of Ireland. In 2010, 3,557 new mortgages were originated of which, 92% were in Northern Ireland.

•
The arrears rate continues to increase due to the continued challenging economic environment. As at 31 December 2010, the arrears rate was 6.0%, compared to 3.3% at 31 December 2009. As a result, the impairment charge for 2010 was £336 million compared with £116 million for 2009. Repossessions totalled 76 in 2010, compared with 96 in 2009; 75% of the repossessions were voluntary.

•
Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. As at 31 December 2010, forbearance arrangements had been agreed in respect of 5.8% (£1.2 billion) of Ulster Bank Group’s residential mortgage portfolio. The majority (79%) relates to customers in the performing book. Loans in respect of which forbearance arrangements were agreed during 2010 amounted to £1.7 billion in the performing book and £0.5 billion in the impaired book.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
Commercial real estate lending portfolio for Ulster Bank Group totalled £18 billion at 31 December 2010 and decreased by 2% during the year. The Non-Core portion of the portfolio totalled £12.6 billion (70% of the portfolio). Of the total Ulster Commercial real estate portfolio 24% is in Northern Ireland, 63% is in Republic of Ireland and 13% is in the UK. The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties which include house builders.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

2010
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	17	22	1	40

	2,895	6,954	6,925	1,214	17,988

2009
Island of Ireland	3,404	6,305	5,453	1,047	16,209
UK (excluding Northern Ireland)	240	153	1,586	83	2,062
RoW	-	7	1	22	30

	3,644	6,465	7,040	1,152	18,301

Property remains the primary driver of growth in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing. The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiation of terms in the context of granting structural enhancements.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR disclosure is broken down into trading and non-trading portfolios. Trading VaR relates to the main trading activities of the Group and non-trading VaR reflects reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the ongoing review and analysis of the suitability of the Group’s VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in 2010. The credit crisis in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and limited commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding daily VaR estimate, measured at a 99% confidence interval. The FSA categorises a VaR model as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group’s trading book, a green model status was maintained throughout 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The Group’s VaR should be interpreted in the light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details the Group’s trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Quarter ended								Year ended
	31 December 2010				30 September 2010				31 December 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	64.0	57.0	83.0	47.6	50.5	74.3	74.3	38.6	51.6	57.0	83.0	32.5	57.0	50.5	112.8	28.1
Credit spread	134.4	133.4	196.1	110.2	214.0	190.8	243.2	174.5	166.3	133.4	243.2	110.2	148.3	174.8	231.2	66.9
Currency	15.2	14.8	25.6	8.4	15.4	16.7	26.2	9.3	17.9	14.8	28.0	8.4	17.9	20.7	35.8	9.2
Equity	10.1	10.9	15.2	4.7	7.2	5.4	17.9	2.7	9.5	10.9	17.9	2.7	13.0	13.1	23.2	2.7
Commodity	7.9	0.5	18.1	0.5	8.9	13.8	15.7	3.2	9.5	0.5	18.1	0.5	14.3	8.9	32.1	6.5
Diversification		(75.6)				(119.2)				(75.6)				(86.1)

Total	154.3	141.0	191.5	110.8	213.1	181.8	252.1	156.1	168.5	141.0	252.1	103.0	155.2	181.9	229.0	76.8

Core	99.2	101.2	121.0	58.3	123.8	115.0	153.4	99.6	103.6	101.2	153.4	58.3	101.5	127.3	137.8	54.8
CEM	49.1	54.6	64.2	38.7	74.7	73.0	82.4	70.4	53.3	54.6	82.4	30.3	29.7	38.6	41.3	11.5
Core excluding CEM	81.3	78.7	102.8	54.2	84.2	78.4	96.5	72.0	82.8	78.7	108.7	53.6	86.7	97.4	128.5	54.9

Non-Core	105.5	101.4	119.7	92.3	135.7	101.8	169.4	97.5	105.7	101.4	169.4	63.2	86.3	84.8	162.1	29.3

Risk and balance sheet management (continued)

Market risk (continued)

Key points
•
The Group’s period end VaR reduced as the exceptional volatility of the market data from the period of the financial crisis dropped out of the 500 days of time series data used in the VaR calculation. The credit spread VaR was particularly impacted as a result of this effect.

•
The Group’s maximum and average credit and Non-Core VaR were higher in 2010, than in 2009 due to Non-Core exiting several highly structured positions which due to their complexity and layering, required unwinding with different counterparts over different periods. The timing of the unwind has led to increased VaR, until the exit was completed in October and the VaR then reduced back to the levels held earlier in the year.

•
CEM VaR was greater in 2010 than 2009 due to the novation of counterparty risk hedging trades from RBS N.V. to RBS plc. For RBS N.V. there is no local regulatory requirement for counterparty hedges to be included in VaR, as they are treated on a standardised basis but on novation to CEM in RBS plc, under UK regulatory requirements, the trades were captured by the VaR model resulting in an increase in VaR.

•	CEM trading VaR also increased as a consequence of the implementation of a discounting approach based on the real funding cost for the collateralised derivatives.

•	Commodity VaR decreased during the year since a significant part of the Group’s interest in RBS Sempra Commodities JV. was sold during the year.

Risk and balance sheet management (continued)

Market risk:
GBM traded revenue

Key points
•
The average daily revenue earned from GBM’s trading, balance sheet management and other trading activities in 2010 was £25.4 million, compared with £37.8 million in 2009. The standard deviation of these daily revenues was £22.0 million compared with £32.3 million in 2009. The standard deviation measures the variation of daily revenues above the mean value of those revenues.

•
An analysis of the frequency distribution of daily revenue shows that there were 22 days with negative revenue during 2010 compared with 16 days in 2009. The most frequent result is daily revenue of between £25 million and £30 million with 37 occurrences in 2010 compared with 26 occurrences in 2009.

•	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

•	The graph of daily revenues for 2010 shows a narrower distribution of revenues compared to 2009.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details the Group’s non-trading VaR portfolio, excluding Structured Credit Portfolios (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Quarter ended								Year ended
	31 December 2010				30 September 2010				31 December 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.0	10.4	10.8	5.3	9.1	4.4	20.5	4.4	8.7	10.4	20.5	4.4	13.0	13.9	26.3	7.7
Credit spread	17.0	16.1	21.8	15.4	22.6	19.4	26.4	19.4	32.0	16.1	101.2	15.4	81.7	100.3	131.5	39.7
Currency	2.3	3.0	3.7	1.3	2.8	2.0	6.1	1.5	2.1	3.0	7.6	0.3	1.4	0.6	7.0	0.2
Equity	2.9	3.1	4.6	0.3	0.4	0.4	1.7	0.3	1.2	3.1	4.6	0.2	3.3	2.2	5.8	1.6
Diversification		(15.9)				(6.8)				(15.9)				(20.4)

Total	16.2	16.7	21.3	13.7	23.8	19.4	29.1	19.4	30.9	16.7	98.0	13.7	80.4	96.6	126.9	46.8

Core	15.6	15.6	21.3	12.8	23.6	19.3	29.3	19.3	30.5	15.6	98.1	12.8	78.4	95.9	126.9	46.8
Non-Core	2.8	2.8	4.1	0.2	0.7	0.3	2.0	0.2	1.3	2.8	4.1	0.2	3.5	1.9	16.9	-
Key points
•
The non-traded credit spread, Core and total VaR have decreased significantly due to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above and the sale of available-for-sale securities in the US mortgage business.

•
The business model for the US mortgage business has focussed its activity on client facilitation flow trading during 2010. This has encompassed the disposal of a large portfolio of illiquid available-for-sale securities that were sold throughout the year, resulting in the non-traded VaR reducing. In parallel, the risk management of the business has been significantly enhanced to ensure that the business remains focussed on client facilitation flow trading of liquid assets. Tools have been implemented to monitor the liquidity of trading volumes, asset aged inventory controls have been tightened and granular asset concentration risk limits imposed, to complement the existing value-at-risk and stress testing market risk frameworks.

VaR is not always the most appropriate measure of risk for assets in the non-trading book, particularly for those in Non-Core which will diminish over time as the asset inventory is sold down. In order to better represent the risk of the non-traded portfolios, the table above analyses the VaR for the non-trading portfolios but excludes SCP in Non-Core. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class and are managed on both an asset and RWA basis. Also excluded from the non-traded VaR are the LAR products that are managed within the credit risk management framework. Consequently, these portfolios have been excluded from non-trading VaR and prior period data has been revised accordingly.

Risk and balance sheet management (continued)

Market risk: Structured credit portfolio (continued)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

30 September 2010
1-2 years	-	-	-	58	58	-	-	-	50	50
2-3 years	84	19	46	66	215	79	18	34	63	194
3-4 years	-	35	29	211	275	-	31	27	183	241
4-5 years	19	7	6	57	89	17	7	4	52	80
5-10 years	99	366	404	485	1,354	86	324	265	414	1,089
>10 years	519	793	591	548	2,451	177	627	379	368	1,551

	721	1,220	1,076	1,425	4,442	359	1,007	709	1,130	3,205

30 June 2010
1-2 years	-	-	-	67	67	-	-	-	61	61
2-3 years	75	20	43	85	223	70	18	31	80	199
3-4 years	30	37	19	298	383	23	32	18	239	312
4-5 years	20	11	38	59	128	17	10	33	53	113
5-10 years	90	439	394	548	1,470	80	390	255	455	1,180
>10 years	624	1,004	689	607	2,925	233	810	420	387	1,850

	839	1,511	1,183	1,664	5,196	423	1,260	757	1,275	3,715

31 December 2009
1-2 years	-	-	-	81	81	-	-	-	68	68
2-3 years	40	-	-	19	59	24	-	-	18	42
3-4 years	19	18	42	99	178	16	17	31	76	140
4-5 years	17	47	36	332	432	3	41	29	275	348
5-10 years	107	685	424	521	1,737	90	594	251	394	1,329
>10 years	594	1,114	820	573	3,101	193	896	468	325	1,882

	777	1,864	1,322	1,625	5,588	326	1,548	779	1,156	3,809

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities (RMBS) with a notional amount of £471 million (30 September 2010 - £477 million; 30 June 2010 - £562 million; 31 December 2009 - £682 million) and a fair value of £329 million (30 September 2010 - £316 million; 30 June 2010 - £350 million; 31 December 2009 - £415 million), all with residual maturities of greater than 10 years.

The SCP is within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio comprising of illiquid debt securities. The main driver of the reduction in drawn notional is the asset sales from a portfolio within an unwound securitisation arbitrage conduit. The impact of disposals on portfolio fair value has been partially offset by an increase in residual average price to 75% (2009 - 68%).

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.5392, being the Noon Buying Rate on 31 December 2010.

Summary consolidated income statement

	Quarter ended
	31 December	31 December	30 September	31 December
	2010	2010	2010	2009
	$m	£m	£m	£m

Net interest income	5,511	3,580	3,411	3,419
Non-interest income	6,529	4,242	2,675	3,780

Total income	12,040	7,822	6,086	7,199
Operating expenses	(6,938)	(4,507)	(4551)	(2,867)

Profit before other operating charges and impairment losses	5,102	3,315	1,535	4,332
Insurance net claims	(1,819)	(1,182)	(1,142)	(1,321)
Impairment losses	(3,295)	(2,141)	(1,953)	(3,099)

Operating (loss)/profit before tax	(12)	(8)	(1,560)	(88)
Tax credit/(charge)	4	3	295	(644)

Profit/(loss) from continuing operations	(8)	(5)	(1,265)	(732)
Profit/(loss) from discontinued operations	85	55	18	(135)

Loss for the period	77	50	(1,247)	(867)

(Loss)/profit attributable to:
Minority interests	(59)	(38)	101	246
Preference dividends	-	-	-	(144)
Ordinary shareholders	(18)	(12)	(1,146)	(765)

Summary consolidated balance sheet
	31 December	31 December	30 September	31 December
	2010	2010	2010	2009
	$m	£m	£m	£m

Loans and advances	1,009,373	655,778	681,293	820,146
Debt securities and equity shares	368,912	239,678	248,165	286,782
Derivatives and settlement balances	675,219	438,682	571,679	453,487
Other assets	183,840	119,438	128,450	136,071

Total assets	2,237,344	1,453,576	1,629,587	1,696,486

Owners’ equity	115,643	75,132	75,600	77,736
Minority interests	2,646	1,719	1,780	16,895
Subordinated liabilities	41,640	27,053	27,890	37,652
Deposits	761,365	494,650	500,943	649,987
Derivatives, settlement balances and short positions	735,855	478,076	608,029	472,017
Other liabilities	580,195	376,946	415,345	442,199

Total liabilities and equity	2,237,344	1,453,576	1,629,587	1,696,486

Additional information (continued)

Information	2010	2009

Ordinary share price	£0.391	£0.292

Number of ordinary shares in issue	58,458m	56,366m

Market capitalisation	£42.8bn	£31.4bn

Net asset value per ordinary share	£0.64	£0.65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun Group Finance Director 4 March 2011

Appendix 1

Businesses outlined for disposal

1

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’).

By 31 December 2010, the Group had completed the disposal of 80.01% of the GMS business and substantially all of the RBS Sempra Commodities JV and had agreed the sale of UK branch based businesses, demonstrating solid progress towards the achievement of its divestment commitments.

GMS was sold to a consortium of Advent International and Bain Capital; the sale was announced on 6 August 2010 and closed on 30 November 2010. RBS continues to hold a minority stake in the resulting entity.

On 4 August 2010, the Group announced its agreement to sell 318 branches and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway. The long stop contractual date is 31 March 2012.

By 31 December 2010, sale agreements had been reached for substantially all the assets of the RBS Sempra Commodities JV. On 1 July 2010, the Group completed the sale of RBS Sempra Commodities’ metals, oil and European energy business lines to J.P.Morgan for a total cash consideration of $1.6 billion, while the sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp was announced in September and the sale of Sempra North America Power and Gas to J.P.Morgan was announced on 7 October 2010. Both the sales of Sempra Energy Solutions and Sempra North American Power and Gas closed during Q4 2010. A further sale of residual information technology, intellectual property and other infrastructure assets to Societe Generale was announced early in 2011.

Preparations for the disposal of RBS Insurance, by way of a trade sale or public flotation targeted for the second half of 2012, continue. External advisors were appointed during Q4 2010. However, the business continues to be managed and reported as a separate core division.

2

Appendix 1 Businesses outlined for disposal

The table below shows the estimated total income and operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities JV and the UK branch-based businesses.

	Total income		Operating (loss)/profit before impairments		Operating (loss)/profit
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,369	4,460	(295)	66	(295)	58
UK branch-based businesses (5)	902	925	439	451	160	(55)

	5,271	5,385	144	517	(135)	3
Global Merchant Services (2)	482	527	209	249	209	249
RBS Sempra Commodities JV (3)
- Businesses sold (4)	374	755	-	163	-	163
- To be sold	15	(9)	(3)	(111)	(3)	(111)
Total	6,142	6,658	350	818	71	304

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	2010	2009	2010	2009	2010	2009
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.4	11.8	4.0	4.1
UK branch-based businesses (5)	13.2	15.2	19.9	21.5	1.2	1.4

	13.2	15.2	32.3	33.3	5.2	5.5
Global Merchant Services (2)	-	1.8	-	1.1	-	0.2
RBS Sempra Commodities JV (3)
- Businesses sold (4)	-	8.4	-	13.7	-	0.8
- To be sold	1.8	1.8	1.4	0.5	0.2	0.2
Total	15.0	27.2	33.7	48.6	5.4	6.7

Notes:
(1)	As reported in the Annual Results for the years ended 31 December 2010 and 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)
Global Merchant Services business units are reported principally within Global Transaction Services. The sale to a consortium of Advent International and Bain Capital completed on 1 December 2010. Refer to page 4 for the impact of the sale of Global Merchant Services on the Global Transaction Services results.

(3)
The figures shown, other than total income, are net of the non-controlling interest attributable to RBS Sempra Commodities JV for the years ended 31 December 2010 and 31 December 2009. Estimated capital is based on the Group’s cost of its 51% interest.

(4)	The sale of the Oil, Metals and European Gas & Power businesses of RBS Sempra Commodities JV to J.P. Morgan completed on 1 July 2010.
The sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp completed on 1 November 2010.
The sale of Sempra North American Power and Gas to J.P.Morgan completed on 1 December 2010.
(5)	Capital is calculated using an estimated notional equity based upon 9% of RWAs.

3

Appendix 1 Businesses outlined for disposal

The tables below show the impact of the sale of Global Merchant Services on the reported results of Global Transaction Services.

	2010			2009
	As published	Global Merchant Services	Ongoing	As published	Global Merchant Services	Ongoing
Global Transaction Services	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	974	10	964	912	12	900
Non-interest income	1,587	441	1,146	1,575	493	1,082
Total income	2,561	451	2,110	2,487	505	1,982

Direct expenses
- staff	(411)	(68)	(343)	(371)	(71)	(300)
- other	(159)	(43)	(116)	(161)	(37)	(124)
Indirect expenses	(894)	(133)	(761)	(943)	(141)	(802)
	(1,464)	(244)	(1,220)	(1,475)	(249)	(1,226)

Operating profit before impairment losses	1,097	207	890	1,012	256	756
Impairment losses	(9)	-	(9)	(39)	-	(39)
Operating profit	1,088	207	881	973	256	717

	31 December 2009
	As published	Global Merchant Services	Ongoing
	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	18.4	1.1	17.3
Loans and advances	12.7	0.3	12.4
Customer deposits	61.8	0.6	61.2
Risk elements in lending	0.2	-	0.2
Loan:deposit ratio (excluding repos)	21%	44%	20%
Risk-weighted assets	19.1	1.8	17.3

4

Appendix 2

Additional risk management
disclosures

1

Contents

Page

Credit risk	3

Other risk exposures	16

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.

2

Appendix 2 Additional risk management disclosures

Risk management: Credit risk

Loans, REIL and impairment provisions by geography and industry
The tables below analyse loans and advances (excluding reverse repos and disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.

	31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Group
	Central and local government	8,452	-	-	-	-	-	-	-
Finance	- banks	58,036	145	127	0.2	88	0.2	(13)	12
	- other	54,561	1,129	595	2.1	53	1.1	198	141
	Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
	Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
	Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
	Construction	12,032	2,464	875	20.5	36	7.3	530	146
	Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
	Service industries and business activities	117,510	5,258	2,285	4.5	43	1.9	1,293	822
	Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
	Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
	Interest accruals	1,109	-	-	-	-	-	-	-
	Latent	-	-	2,650	-	-	-	(121)	-
		578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

	of which:
	UK	382,609	18,111	8,537	4.7	47	2.2	3,912	2,271
	Europe	94,119	16,436	7,270	17.5	44	7.7	3,878	1,663
	US	75,430	2,330	1,643	3.1	71	2.2	1,020	1,660
	RoW	26,681	1,721	732	6.5	43	2.7	334	448
		578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

3

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	30 September 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Group
	Central and local government	10,970	-	-	-	-	-	-	-
Finance	- banks	60,457	142	127	0.2	89	0.2	-	11
	- other	63,373	1,014	561	1.6	55	0.9	269	130
	Residential mortgages	145,808	4,194	753	2.9	18	0.5	737	512
	Personal lending	38,312	3,839	3,129	10.0	82	8.2	1,136	1,071
	Property	92,188	19,270	6,273	20.9	33	6.8	3,564	513
	Construction	12,617	2,225	764	17.6	34	6.1	384	114
	Manufacturing	35,594	1,120	515	3.1	46	1.4	(257)	1,480
	Service industries and business activities	123,721	5,381	2,215	4.3	41	1.8	1,001	622
	Agriculture, forestry and fishing	4,110	173	93	4.2	54	2.3	27	4
	Finance leases and instalment credit	17,774	837	482	4.7	58	2.7	133	69
	Interest accruals	1,125	-	-	-	-	-	-	-
	Latent	-	-	2,758	-	-	-	(5)	-

		606,049	38,195	17,670	6.3	46	2.9	6,989	4,526

	of which:
	UK	400,336	19,008	8,634	4.7	45	2.2	3,192	1,387
	Europe	101,342	14,695	6,202	14.5	42	6.1	2,465	1,584
	US	75,813	2,465	1,798	3.3	73	2.4	937	1,327
	RoW	28,558	2,027	1,036	7.1	51	3.6	395	228

		606,049	38,195	17,670	6.3	46	2.9	6,989	4,526

4

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	31 December 2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Group
	Central and local government	7,660	-	-	-	-	-	-	-
Finance	- banks	48,934	206	157	0.4	76	0.3	34	-
	- other	60,386	1,539	419	2.5	27	0.7	886	692
	Residential mortgages	140,907	3,284	551	2.3	17	0.4	909	642
	Personal lending	41,671	3,940	2,926	9.5	74	7.0	2,517	2,002
	Property	99,426	14,318	3,422	14.4	24	3.4	3,296	650
	Construction	14,760	2,232	519	15.1	23	3.5	479	287
	Manufacturing	44,674	3,131	2,088	7.0	67	4.7	1,520	784
	Service industries and business activities	134,076	5,308	1,860	4.0	35	1.4	1,964	1,281
	Agriculture, forestry and fishing	4,279	137	73	3.2	53	1.7	30	5
	Finance leases and instalment credit	20,103	894	418	4.4	47	2.1	271	135
	Interest accruals	1,728	-	-	-	-	-	-	-
	Latent	-	-	2,740	-	-	-	1,184	-
		618,604	34,989	15,173	5.7	43	2.5	13,090	6,478

	of which:
	UK	394,297	16,104	6,922	4.1	43	1.8	5,593	2,924
	Europe	107,803	13,390	5,449	12.4	41	5.1	3,270	427
	US	84,072	4,115	2,020	4.9	49	2.4	3,273	2,656
	RoW	32,432	1,380	782	4.3	57	2.4	954	471
		618,604	34,989	15,173	5.7	43	2.5	13,090	6,478

5

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Core
	Central and local government	6,781	-	-	-	-	-	-	-
Finance	- banks	57,033	144	126	0.3	88	0.2	(5)	1
	- other	46,910	567	402	1.2	71	0.9	191	53
	Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
	Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
	Property	42,455	3,287	818	7.7	25	1.9	739	98
	Construction	8,680	610	222	7.0	36	2.6	189	38
	Manufacturing	25,797	555	266	2.2	48	1.0	119	124
	Service industries and business activities	95,127	2,576	948	2.7	37	1.0	687	349
	Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
	Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
	Interest accruals	831	-	-	-	-	-	-	-
	Latent	-	-	1,649	-	-	-	(5)	-
		469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

	of which:
	UK	319,679	9,337	4,797	2.9	51	1.5	2,234	1,519
	Europe	65,874	3,905	2,027	5.9	52	3.1	936	111
	US	62,085	1,027	824	1.7	80	1.3	425	556
	RoW	21,995	938	218	4.3	23	1.0	142	38
		469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

6

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	30 September 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Core
	Central and local government	9,766	-	-	-	-		-	-
Finance	- banks	59,279	141	127	0.2	90	0.2	-	1
	- other	54,723	610	408	1.1	67	0.7	199	45
	Residential mortgages	139,457	3,910	590	2.8	15	0.4	389	174
	Personal lending	34,129	3,353	2,762	9.8	82	8.1	947	812
	Property	42,269	2,751	613	6.5	22	1.5	517	81
	Construction	8,994	486	171	5.4	35	1.9	120	26
	Manufacturing	26,255	438	246	1.7	56	0.9	54	72
	Service industries and business activities	97,738	2,307	882	2.4	38	0.9	475	239
	Agriculture, forestry and fishing	3,952	111	54	2.8	49	1.4	22	4
	Finance leases and instalment credit	8,233	231	134	2.8	58	1.6	39	25
	Interest accruals	847	-	-	-	-	-	-	-
	Latent	-	-	1,804	-	-	-	63	-

		485,642	14,338	7,791	3.0	54	1.6	2,825	1,479

	of which:
	UK	330,939	9,081	4,698	2.7	52	1.4	1,621	953
	Europe	71,092	3,421	1,999	4.8	58	2.8	738	92
	US	60,872	961	891	1.6	93	1.5	387	426
	RoW	22,739	875	203	3.8	23	0.9	79	8

		485,642	14,338	7,791	3.0	54	1.6	2,825	1,479

7

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	31 December 2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Core
	Central and local government	6,128	-	-	-	-	-	-	-
Finance	- banks	47,574	168	135	0.4	80	0.3	12	-
	- other	50,673	1,038	259	2.0	25	0.5	256	113
	Residential mortgages	127,975	2,670	341	2.1	13	0.3	305	146
	Personal lending	35,313	3,344	2,560	9.5	77	7.2	1,816	1,398
	Property	49,054	1,766	468	3.6	27	1.0	417	37
	Construction	9,502	457	131	4.8	29	1.4	58	30
	Manufacturing	30,272	491	191	1.6	39	0.6	136	93
	Service industries and business activities	100,438	1,762	669	1.8	38	0.7	500	365
	Agriculture, forestry and fishing	3,726	90	46	2.4	51	1.2	24	4
	Finance leases and instalment credit	8,147	303	116	3.7	38	1.4	52	100
	Interest accruals	1,179	-	-	-	-	-	-	-
	Latent	-	-	2,005	-	-	-	991	-

		469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

	of which:
	UK	315,254	7,704	4,209	2.4	55	1.3	2,884	1,645
	Europe	66,707	2,607	1,709	3.9	66	2.6	750	46
	US	64,526	1,497	876	2.3	59	1.4	813	576
	RoW	23,494	281	127	1.2	45	0.5	120	19

		469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

8

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Non-Core
	Central and local government	1,671	-	-	-	-	-	-	-
Finance	- banks	1,003	1	1	0.1	100	0.1	(8)	11
	- other	7,651	562	193	7.3	34	2.5	7	88
	Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
	Personal lending	3,891	413	349	10.6	85	9.0	213	306
	Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
	Construction	3,352	1,854	653	55.3	35	19.5	341	108
	Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
	Service industries and business activities	22,383	2,682	1,337	12.0	50	6.0	606	473
	Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
	Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
	Interest accruals	278	-	-	-	-	-	-	-
	Latent	-	-	1,001	-	-	-	(116)	-
		109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

	of which:
	UK	62,930	8,774	3,740	13.9	43	5.9	1,678	752
	Europe	28,245	12,531	5,243	44.4	42	18.6	2,942	1,552
	US	13,345	1,303	819	9.8	63	6.1	595	1,104
	RoW	4,686	783	514	16.7	66	11.0	192	410
		109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

9

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	30 September 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Non-Core
	Central and local government	1,204	-	-	-	-	-	-	-
Finance	- banks	1,178	1	-	0.1	-	-	-	10
	- other	8,650	404	153	4.7	38	1.8	70	85
	Residential mortgages	6,351	284	163	4.5	57	2.6	348	338
	Personal lending	4,183	486	367	11.6	76	8.8	189	259
	Property	49,919	16,519	5,660	33.1	34	11.3	3,047	432
	Construction	3,623	1,739	593	48.0	34	16.4	264	88
	Manufacturing	9,339	682	269	7.3	39	2.9	(311)	1,408
	Service industries and business activities	25,983	3,074	1,333	11.8	43	5.1	526	383
	Agriculture, forestry and fishing	158	62	39	39.2	63	24.7	5	-
	Finance leases and instalment credit	9,541	606	348	6.4	57	3.6	94	44
	Interest accruals	278	-	-	-	-	-	-	-
	Latent	-	-	954	-	-	-	(68)	-

		120,407	23,857	9,879	19.8	41	8.2	4,164	3,047

	of which:
	UK	69,397	9,927	3,936	14.3	40	5.7	1,571	434
	Europe	30,250	11,274	4,203	37.3	37	13.9	1,727	1,492
	US	14,941	1,504	907	10.1	60	6.1	550	901
	RoW	5,819	1,152	833	19.8	72	14.3	316	220
		120,407	23,857	9,879	19.8	41	8.2	4,164	3,047

10

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	31 December 2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m

	Non-Core
	Central and local government	1,532	-	-	-	-	-	-	-
Finance	- banks	1,360	38	22	2.8	58	1.6	22	-
	- other	9,713	501	160	5.2	32	1.6	630	579
	Residential mortgages	12,932	614	210	4.7	34	1.6	604	496
	Personal lending	6,358	596	366	9.4	61	5.8	701	604
	Property	50,372	12,552	2,954	24.9	24	5.9	2,879	613
	Construction	5,258	1,775	388	33.8	22	7.4	421	257
	Manufacturing	14,402	2,640	1,897	18.3	72	13.2	1,384	691
	Service industries and business activities	33,638	3,546	1,191	10.5	34	3.5	1,464	916
	Agriculture, forestry and fishing	553	47	27	8.5	57	4.9	6	1
	Finance leases and instalment credit	11,956	591	302	4.9	51	2.5	219	35
	Interest accruals	549	-	-	-	-	-	-	-
	Latent	-	-	735	-	-	-	193	-
		148,623	22,900	8,252	15.4	36	5.6	8,523	4,192

	of which:
	UK	79,043	8,400	2,713	10.6	32	3.4	2,709	1,279
	Europe	41,096	10,783	3,740	26.2	35	9.1	2,520	381
	US	19,546	2,618	1,144	13.4	44	5.9	2,460	2,080
	RoW	8,938	1,099	655	12.3	60	7.3	834	452
		148,623	22,900	8,252	15.4	36	5.6	8,523	4,192

11

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL, PPL and provision coverage ratios by division
The table below analyses the Group's loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	Provisions as a% of REIL & PPL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	%	£m	£m

31 December 2010
UK Retail	108,813	4,620	175	4,795	2,741	59	57	4.4	1,160	1,135
UK Corporate	111,744	3,967	221	4,188	1,732	44	41	3.7	761	349
Wealth	18,350	223	38	261	66	30	25	1.4	18	9
Global Transaction Services	17,484	146	6	152	147	101	97	0.9	8	49
Ulster Bank	39,786	3,619	2	3,621	1,633	45	45	9.1	1,161	48
US Retail & Commercial	48,661	913	-	913	505	55	55	1.9	483	547

Retail and Commercial	344,838	13,488	442	13,930	6,824	51	49	4.0	3,591	2,137
Global Banking & Markets	122,054	1,719	31	1,750	1,042	61	60	1.4	146	87
Insurance and other	2,741	-	-	-	-	-	-	-	-	-
Core	469,633	15,207	473	15,680	7,866	52	50	3.3	3,737	2,224
Non-Core	109,206	23,391	160	23,551	10,316	44	44	21.6	5,407	3,818
	578,839	38,598	633	39,231	18,182	47	46	6.8	9,144	6,042

30 September 2010
UK Retail	108,072	4,994	-	4,994	2,937	59	59	4.6	938	696
UK Corporate	113,530	3,343	299	3,642	1,623	49	45	3.2	542	228
Wealth	17,247	203	35	238	63	31	26	1.4	12	6
Global Transaction Services	16,885	171	11	182	173	101	95	1.1	6	15
Ulster Bank	43,432	3,172	1	3,173	1,289	41	41	7.3	785	39
US Retail & Commercial	48,090	833	-	833	523	63	63	1.7	393	412
Retail & Commercial	347,256	12,716	346	13,062	6,608	52	51	3.8	2,676	1,396
Global Banking & Markets	135,534	1,622	22	1,644	1,183	73	72	1.2	149	83
RBS Insurance and other	2,851	-	-	-	-	-	-	-	-	-
Core	485,641	14,338	368	14,706	7,791	54	53	3.0	2,825	1,479
Non-Core	120,408	23,857	249	24,106	9,879	41	41	20.0	4,164	3,047
	606,049	38,195	617	38,812	17,670	46	46	6.4	6,989	4,526

12

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Loans, REIL, PPL and provision coverage ratios by division (continued)
	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	Provisions as a% of REIL & PPL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	%	£m	£m

31 December 2009
UK Retail	103,812	4,641	-	4,641	2,677	58	58	4.5	1,679	1,150
UK Corporate	111,671	2,330	97	2,427	1,271	55	52	2.2	923	352
Wealth	15,525	218	38	256	55	25	21	1.6	33	12
Global Transaction Services	14,146	197	4	201	189	96	94	1.4	39	23
Ulster Bank	42,344	2,260	2	2,262	962	43	43	5.3	649	34
US Retail & Commercial	48,937	643	-	643	478	74	74	1.3	702	546

Retail & Commercial	336,435	10,289	141	10,430	5,632	55	54	3.1	4,025	2,117
Global Banking & Markets	130,898	1,800	131	1,931	1,289	72	67	1.5	542	169
RBS Insurance and other	2,648	-	-	-	-	-	-	-	-	-

Core	469,981	12,089	272	12,361	6,921	57	56	2.6	4,567	2,286
Non-Core	148,623	22,900	652	23,552	8,252	36	35	15.8	8,523	4,192
	618,604	34,989	924	35,913	15,173	43	42	5.8	13,090	6,478

13

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk: Balance sheet by internal credit quality bands

The table below provides an analysis of the credit quality and distribution of financial assets by the Group’s internal credit quality gradings.

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	56,655	91,952	126,444	6,815	408,489	658	78,728	9,745	779,486
AQ2	14	598	13,282	1,271	2,659	3	26,128	1,980	45,935
AQ3	48	2,197	25,981	156	3,317	-	25,731	4,337	61,767
AQ4	188	639	95,777	571	3,391	6	41,027	6,522	148,121
AQ5	99	2,322	114,796	64	4,860	144	38,612	5,169	166,066
AQ6	3	159	65,497	34	1,070	-	25,991	2,230	94,984
AQ7	2	178	46,072	1	857	69	18,752	2,456	68,387
AQ8	-	15	16,573	14	403	-	9,289	9,545	35,839
AQ9	-	115	14,263	2	450	80	3,889	932	19,731
AQ10	5	355	5,644	2	1,581	-	2,829	407	10,823
Past due	-	10	13,430	2,675	-	-	-	-	16,115
Impaired	-	145	35,556	-	-	375	-	-	36,076
Impairment provision	-	(127)	(18,055)	-	-	(29)	-	-	(18,211)
	57,014	98,558	555,260	11,605	427,077	1,306	270,976	43,323	1,465,119

Core
AQ1	56,637	91,298	103,645	6,814	396,419	366	71,091	9,651	735,921
AQ2	14	550	10,534	1,271	2,243	3	24,923	1,728	41,266
AQ3	48	2,165	22,851	155	3,132	-	23,546	4,268	56,165
AQ4	10	539	85,779	571	3,017	6	36,909	5,070	131,901
AQ5	99	2,247	100,051	64	3,988	15	35,302	4,924	146,690
AQ6	3	138	53,498	34	805	-	24,050	2,140	80,668
AQ7	2	154	38,438	1	595	69	17,605	2,309	59,173
AQ8	-	15	13,290	14	257	-	8,617	9,434	31,627
AQ9	-	107	9,898	2	237	50	3,442	886	14,622
AQ10	5	300	2,777	2	368	-	1,500	250	5,202
Past due	-	3	10,744	2,629	-	-	-	-	13,376
Impaired	-	144	13,367	-	-	375	-	-	13,886
Impairment provision	-	(126)	(7,740)	-	-	(29)	-	-	(7,895)
	56,818	97,534	457,132	11,557	411,061	855	246,985	40,660	1,322,602

14

Appendix 2 Additional risk management disclosures (continued)

Risk management: Credit risk: Balance sheet by internal credit quality bands (continued)

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	18	654	22,799	1	12,070	292	7,637	94	43,565
AQ2	-	48	2,748	-	416	-	1,205	252	4,669
AQ3	-	32	3,130	1	185	-	2,185	69	5,602
AQ4	178	100	9,998	-	374	-	4,118	1,452	16,220
AQ5	-	75	14,745	-	872	129	3,310	245	19,376
AQ6	-	21	11,999	-	265	-	1,941	90	14,316
AQ7	-	24	7,634	-	262	-	1,147	147	9,214
AQ8	-	-	3,283	-	146	-	672	111	4,212
AQ9	-	8	4,365	-	213	30	447	46	5,109
AQ10	-	55	2,867	-	1,213	-	1,329	157	5,621
Past due	-	7	2,686	46	-	-	-	-	2,739
Impaired	-	1	22,189	-	-	-	-	-	22,190
Impairment provision	-	(1)	(10,315)	-	-	-	-	-	(10,316)
	196	1,024	98,128	48	16,016	451	23,991	2,663	142,517

31 December 2009
Total
AQ1	51,521	72,384	106,062	6,582	389,019	755	62,084	9,446	697,853
AQ2	-	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	-	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	-	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	-	30,847	2,448	130,821
AQ7	-	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	-	137	23,593	-	1,448	-	12,507	1,008	38,693
AQ9	-	184	16,025	-	2,030	-	5,141	1,279	24,659
AQ10	-	277	9,142	3	2,026	-	3,618	507	15,573
Past due	-	36	14,475	3,910	40	-	-	-	18,461
Impaired	-	206	31,588	197	-	-	-	-	31,991
Impairment provision	-	(157)	(15,016)	-	-	-	-	-	(15,173)
	51,548	81,355	595,694	12,024	438,199	899	292,618	49,989	1,522,326

Note:
(1)	Excludes items in the course of collection from other banks of £1,958 million (31 December 2009 - £2,519 million).

15

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s credit market activities, the majority of which are in Non-Core and, to a lesser extent, Global Banking & Markets, US Retail & Commercial and Group Treasury. For credit valuation adjustments (CVA), leveraged finance and conduits disclosures, the information presented has been analysed between the Group’s Core and Non-Core businesses.

Asset-backed securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group’s debt securities is detailed below.

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Securities issued by central and local governments	124.0	132.5	134.1
Asset-backed securities	70.8	70.0	87.6
Securities issued by corporates and other entities	9.7	12.1	13.4
Securities issued by banks and building societies	13.0	11.8	14.0
	217.5	226.4	249.1

The Group’s credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), ABS, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The following tables summarise, gross and net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2010. Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

16

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768
	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659
	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538
	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

For notes to this table refer to page 19.

17

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
30 September 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	20,924	17	6,592	-	27,533	11,519	-	16,014	-
RMBS: covered bond	137	208	8,580	-	8,925	-	-	8,925	-
RMBS: prime	1,897	4,324	1,845	196	8,262	2,836	1	5,291	134
RMBS: non-conforming	1,241	2,109	92	-	3,442	679	-	1,331	1,432
RMBS: sub-prime	852	499	141	221	1,713	934	-	565	214
CMBS	2,883	1,704	1,667	100	6,354	3,203	205	1,553	1,393
CDOs	11,776	141	466	3	12,386	7,519	-	4,746	121
CLOs	5,936	106	1,312	424	7,778	1,673	-	5,674	431
Other ABS	2,847	1,346	2,715	2,675	9,583	1,971	-	4,967	2,645
	48,493	10,454	23,410	3,619	85,976	30,334	206	49,066	6,370

Carrying value
RMBS: G10 government	21,276	17	6,167	-	27,460	11,526	-	15,934	-
RMBS: covered bond	141	215	7,864	-	8,220	-	-	8,220	-
RMBS: prime	1,493	3,751	1,279	192	6,715	2,152	1	4,470	92
RMBS: non-conforming	1,030	1,993	92	-	3,115	550	-	1,133	1,432
RMBS: sub-prime	654	336	120	202	1,312	718	-	387	207
CMBS	2,843	1,463	1,085	75	5,466	2,448	226	1,383	1,409
CDOs	2,606	89	262	-	2,957	920	-	1,924	113
CLOs	5,142	74	899	284	6,399	1,004	-	5,022	373
Other ABS	2,697	1,144	2,557	1,970	8,368	1,157	-	4,450	2,761
	37,882	9,082	20,325	2,723	70,012	20,475	227	42,923	6,387

Net exposure
RMBS: G10 government	21,276	17	6,167	-	27,460	11,526	-	15,934	-
RMBS: covered bond	141	215	7,864	-	8,220	-	-	8,220	-
RMBS: prime	1,321	3,107	732	184	5,344	787	1	4,464	92
RMBS: non-conforming	1,027	1,993	92	-	3,112	547	-	1,133	1,432
RMBS: sub-prime	304	242	112	171	829	300	-	322	207
CMBS	1,146	1,310	679	50	3,185	905	46	841	1,393
CDOs	600	49	242	-	891	308	-	470	113
CLOs	1,268	64	762	45	2,139	708	-	1,058	373
Other ABS	2,203	916	2,555	1,970	7,644	561	-	4,441	2,642
	29,286	7,913	19,205	2,420	58,824	15,642	47	36,883	6,252

For notes to this table refer to page 19.

18

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	26,644	17	7,016	94	33,771	13,536	-	20,235	-
RMBS: covered bond	49	297	9,019	-	9,365	-	-	9,365	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	147	5,761	848
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	-	1,498	1,474
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	17	1,020	479
CMBS	3,422	1,781	1,420	75	6,698	2,936	209	1,842	1,711
CDOs	12,382	329	571	27	13,309	9,080	1	3,923	305
CLOs	9,092	166	2,169	1,173	12,600	5,346	-	6,581	673
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	18	5,252	3,985
	61,150	12,708	30,116	3,721	107,695	42,351	392	55,477	9,475

Carrying value
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	-	20,507	-
RMBS: covered bond	50	288	8,734	-	9,072	-	-	9,072	-
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	141	5,643	583
RMBS: non-conforming	958	1,957	128	-	3,043	389	-	1,180	1,474
RMBS: sub-prime	977	314	146	387	1,824	779	17	704	324
CMBS	3,237	1,305	924	43	5,509	2,279	216	1,637	1,377
CDOs	3,275	166	400	27	3,868	2,064	1	1,600	203
CLOs	6,736	112	1,469	999	9,316	3,296	-	5,500	520
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	19	4,621	3,443
	47,799	9,866	27,049	2,888	87,602	28,820	394	50,464	7,924

Net exposure
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	-	20,507	-
RMBS: covered bond	50	288	8,734	-	9,072	-	-	9,072	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	142	5,480	584
RMBS: non-conforming	948	1,957	128	-	3,033	379	-	1,180	1,474
RMBS: sub-prime	565	305	137	290	1,297	529	17	427	324
CMBS	2,245	1,228	595	399	4,467	1,331	203	1,556	1,377
CDOs	743	124	382	26	1,275	521	1	550	203
CLOs	1,636	86	1,104	39	2,865	673	-	1,672	520
Other ABS	2,117	839	4,331	1,145	8,432	483	19	4,621	3,309
	37,724	8,591	25,299	2,104	73,718	20,480	382	45,065	7,791
Notes:
(1)	Fair value through profit or loss.
(2)	Rest of the world.
(3)	Held-for-trading.
(4)	Designated as at fair value.
(5)	Available-for-sale.
(6)	Loans and receivables.

19

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by rating

The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA	AA to AA+	A to AA-	BBB- to A-	Non- investment grade	Unrated	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m

RMBS: G10 government	28,835	1,529	-	-	-	-	30,364
RMBS: covered bond	7,107	357	408	-	-	-	7,872
RMBS: prime	4,355	147	67	82	900	196	5,747
RMBS: non-conforming	1,754	144	60	316	809	52	3,135
RMBS: sub-prime	317	116	212	39	458	76	1,218
CMBS	2,789	392	973	500	296	-	4,950
CDOs	444	567	296	203	1,863	85	3,458
CLOs	2,490	1,786	343	527	332	596	6,074
Other ABS	3,144	1,297	885	1,718	265	698	8,007
	51,235	6,335	3,244	3,385	4,923	1,703	70,825

30 September 2010
RMBS: G10 government	25,883	1,555	22	-	-	-	27,460
RMBS: covered bond	7,649	309	262	-	-	-	8,220
RMBS: prime	4,852	496	260	196	846	65	6,715
RMBS: non-conforming	1,748	115	115	451	649	37	3,115
RMBS: sub-prime	312	150	227	48	476	99	1,312
CMBS	3,131	479	1,156	434	258	8	5,466
CDOs	514	422	317	217	1,376	111	2,957
CLOs	2,437	1,830	648	850	275	359	6,399
Other ABS	3,499	1,235	904	1,702	333	695	8,368
	50,025	6,591	3,911	3,898	4,213	1,374	70,012

31 December 2009
RMBS: G10 government	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566
	65,067	8,942	3,886	4,243	3,515	1,949	87,602

20

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Key points
•	Carrying values of asset-backed securities decreased by £16.8 billion during 2010 with net reductions across all portfolios.

•
Within G-10 government RMBS, net sell-downs by the US Mortgage Trading business in GBM in the first quarter of 2010, as part of the Group’s repositioning in light of the US government’s purchase of US assets, was off-set by purchases in the second half of the year, with the latter reflecting the perceived investor appetite. The decrease in the US AFS portfolio reflected balance sheet restructuring in US Retail & Commercial during the third quarter of 2010.

•
A £5.8 billion reduction was seen in prime RMBS primarily GBM and Group Treasury, across European (£4.7 billion) and US (£1.1 billion) portfolios reflecting respectively balance sheet management and repositioning in light of increased liquidity in the US RMBS market.

•
Both CDO and CLO portfolios declined by £3.7 billion reflecting asset reductions in Non-Core; however, some CDO exposures were downgraded during the year resulting in increased non-investment grade positions.

21

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The table below details the Group’s CVA by type of counterparty.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Monoline insurers	2,443	2,678	3,599	3,870	3,796
CDPCs	490	622	791	465	499
Other counterparties	1,714	1,937	1,916	1,737	1,588
	4,647	5,237	6,306	6,072	5,883

Monoline insurers

The table below summarises the Group’s exposure to monolines, all of which are in Non-Core.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Gross exposure to monolines	4,023	4,445	5,495	6,189	6,170
Hedges with financial institutions	(71)	(70)	(73)	(548)	(531)
Credit valuation adjustment	(2,443)	(2,678)	(3,599)	(3,870)	(3,796)

Net exposure to monolines	1,509	1,697	1,823	1,771	1,843

CVA as a % of gross exposure	61%	60%	65%	63%	62%

Counterparty and credit risk RWAs	£17.8bn	£19.1bn	£25.5bn	£8.6bn	£13.7bn

The net effect to the income statement relating to monoline exposures is detailed below.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Credit valuation adjustment at beginning of period	(2,678)	(3,599)	(6,300)	(3,796)	(5,988)
Credit valuation adjustment at end of period	(2,443)	(2,678)	(3,796)	(2,443)	(3,796)

Decrease in credit valuation adjustment	235	921	2,504	1,353	2,192
Net debit relating to realisation, hedges, foreign exchange and other movements	(102)	(687)	(2,125)	(844)	(3,290)
Net debit relating to reclassified debt securities	(69)	(16)	(1,040)	(305)	(1,468)
Net credit/(debit) to income statement (1)	64	218	(661)	204	(2,566)

Note:
(1)	Comprises the following elements for the year ended 31 December 2010 and 31 December 2009:
• a loss of £5 million (31 December 2009 - £2,387 million) in income from trading activities,
• impairment reversals/(losses) of £71 million (31 December 2009 - £(239) million); and
• other income of £138 million (31 December 2009 - £60 million) relating to reclassified debt securities.

22

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating. Credit ratings are based on those from rating agencies, S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: Reference protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948
	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93
	14,891	10,868	4,023	2,443

30 September 2010
A to AA-	6,641	5,616	1,025	376	-	649
Non-investment grade	8,661	5,241	3,420	2,302	70	1,048
	15,302	10,857	4,445	2,678	70	1,697

Of which:
CMBS	4,226	2,284	1,942	1,336
CDOs	1,146	230	916	602
CLOs	6,969	6,265	704	273
Other ABS	2,410	1,744	666	343
Other	551	334	217	124
	15,302	10,857	4,445	2,678

31 December 2009
A to AA-	7,143	5,875	1,268	378	-	890
Non-investment grade	12,598	7,696	4,902	3,418	531	953
	19,741	13,571	6,170	3,796	531	1,843

Of which:
CMBS	4,253	2,034	2,219	1,562
CDOs	2,284	797	1,487	1,059
CLOs	10,007	8,584	1,423	641
Other ABS	2,688	1,861	827	412
Other	509	295	214	122
	19,741	13,571	6,170	3,796

23

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
Exposure to monolines decreased in the fourth quarter of 2010 and year ended 31 December 2010 due to a combination of restructuring certain exposures and higher prices of underlying reference instruments, partially offset by US dollar strengthening against sterling.

•
The CVA decreased on a total basis, reflecting the reduction in exposures, but was stable on a relative basis with the impact of tighter credit spreads offset by an increase in the expected lives of certain trades.

•	The reduction in the Group’s RWA requirements over the quarter was driven by the reduction in exposure to monolines and the impact of restructuring certain risk structures.

•
During the year there was a significant increase in the RWA requirements of RBS N.V. following its migration to the Basel II regime. Regulatory intervention at certain monoline counterparties triggered International Swaps and Derivative Association (ISDA) credit events in the period. At the point of trigger the exposure to these counterparties was excluded from the RWA calculations and capital deductions of £171 million were taken instead. The impact of this together with restructuring certain exposures and an improvement in the rating of underlying reference bonds held by the Group to investment grade status were the main drivers of the reduction in RWA requirements during the second half of the year.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement. Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

24

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies

A summary of the Group’s exposure to credit derivative product companies (CDPCs), all of which is in Non-Core, is detailed below.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Gross exposure to CDPCs	1,244	1,467	1,747	1,253	1,275
Credit valuation adjustment	(490)	(622)	(791)	(465)	(499)

Net exposure to CDPCs	754	845	956	788	776

CVA as a % of gross exposure	39%	42%	45%	37%	39%

Counterparty and credit risk RWAs	£7.2bn	£8.1bn	£8.8bn	£7.9bn	£7.5bn

Capital deductions	£280m	£297m	£292m	£309m	£347m

The table below summarises CDPC exposures by rating.

	Notional protected assets	Fair value protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127
	25,088	23,844	1,244	490	754

30 September 2010
AAA	1,070	1,060	10	6	4
A to AA-	637	618	19	8	11
Non-investment grade	19,468	18,286	1,182	476	706
Unrated	3,426	3,170	256	132	124
	24,601	23,134	1,467	622	845

31 December 2009
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non-investment grade	17,696	16,742	954	377	577
Unrated	3,926	3,653	273	108	165
	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

25

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below details the net income statement effect arising from CDPC exposures.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

CVA at beginning of period	(622)	(791)	(592)	(499)	(1,311)
CVA at end of period	(490)	(622)	(499)	(490)	(499)

Decrease in CVA	132	169	93	9	812
Hedges, foreign exchange and other movements	(170)	(184)	(205)	(150)	(1,769)
Income from trading activities – net losses	(38)	(15)	(112)	(141)	(957)

Key points
•	Losses reduced significantly in 2010 due to smaller exposures and reduced losses on hedges that were introduced to cap the exposures.

•
The CVA decrease for the year reflected exposure reduction, due to trade commutations, tighter credit spreads of the underlying reference portfolios, partially offset by an increase in the relative value of senior tranches compared with the underlying reference portfolios and foreign currency movements.

•	Counterparty and credit RWAs and capital deductions decreased in line with exposure reduction.

•	Certain CDPCs, where the Group has hedges in place to cap the exposure, are excluded from the RWA calculations with capital deduction taken instead.

26

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Other counterparties

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is detailed below.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

CVA at beginning of the period	(1,937)	(1,916)	(1,856)	(1,588)	(1,738)
CVA at end of the period	(1,714)	(1,937)	(1,588)	(1,714)	(1,588)

Decrease/(increase) in CVA	223	(21)	268	(126)	150
Net (debit)/credit relating to hedges, foreign exchange and other movements	(252)	37	(204)	(19)	(841)
Net (debit)/credit to income statement (income from trading activities)	(29)	16	64	(145)	(691)

Key points
•	The decrease in the 31 December 2010 quarter ended CVA held against exposures to other counterparties was driven by restructuring certain exposures and credit spreads tightening.

•	Losses on hedges and realised defaults are the primary driver of the losses arising on foreign exchange, hedges, realisations and other movements.

27

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Leveraged finance

The table below details the Group’s global markets sponsor-led leveraged finance exposures, all of which are in Non-Core, by industry and geography.

	31 December 2010					30 September 2010					31 December 2009
	UK	Americas	Other Europe	RoW	Total	UK	Americas	Other Europe	RoW	Total	UK	Americas	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,451	689	686	473	3,299	1,513	871	775	519	3,678	1,656	1,781	1,081	605	5,123
Industrial	1,009	273	1,144	285	2,711	1,052	393	1,249	312	3,006	1,523	1,584	1,781	207	5,095
Retail	290	8	867	61	1,226	437	8	1,060	63	1,568	476	17	1,354	71	1,918
Other	1,074	188	627	182	2,071	1,100	198	771	216	2,285	1,527	244	1,168	191	3,130

	3,824	1,158	3,324	1,001	9,307	4,102	1,470	3,855	1,110	10,537	5,182	3,626	5,384	1,074	15,266

Net exposure:
TMT (1)	1,267	656	633	338	2,894	1,325	795	759	401	3,280	1,532	1,502	1,045	590	4,669
Industrial	911	181	1,094	277	2,463	949	274	1,083	302	2,608	973	524	1,594	205	3,296
Retail	277	8	817	57	1,159	424	8	1,006	60	1,498	445	17	1,282	68	1,812
Other	1,014	188	622	182	2,006	1,025	197	765	216	2,203	1,461	244	1,147	191	3,043

	3,469	1,033	3,166	854	8,522	3,723	1,274	3,613	979	9,589	4,411	2,287	5,068	1,054	12,820

Of which:
Drawn	2,952	673	2,433	694	6,752	3,260	938	2,829	806	7,833	3,737	1,944	3,909	950	10,540
Undrawn	517	360	733	160	1,770	463	336	784	173	1,756	674	343	1,159	104	2,280
	3,469	1,033	3,166	854	8,522	3,723	1,274	3,613	979	9,589	4,411	2,287	5,068	1,054	12,820

Notes:
(1)	Telecommunications, media and technology.
(2)	All of the above exposures are classified as LAR, except for £154 million (30 September 2010 - £153 million; 31 December 2009 - £143 million) which are classified as HFT.

28

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Leveraged finance (continued)

The table below shows the Group’s movement in leveraged finance exposures.

	Quarter ended					Year ended
	31 December 2010
	Drawn	Undrawn	Total	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m	£m	£m
Balance at beginning of period	7,833	1,756	9,589	10,859	13,719	12,820	15,769
Transfers	(66)	(7)	(73)	(29)	43	(26)	604
Sales and restructurings	(1,055)	-	(1,055)	(1,263)	(389)	(3,848)	(391)
Repayments and facility reductions	(90)	(36)	(126)	(148)	-	(760)	(1,326)
Lapsed/collapsed deals	-	-	-	-	-	-	(19)
Funded deals	(51)	51	-	-	-	-	-
Changes in fair value	17	-	17	41	13	73	(31)
Accretion of interest	13	-	13	9	21	50	100
Net recoveries/(impairment provisions)	124	-	124	8	(192)	131	(1,041)
Exchange and other movements	25	6	31	112	(395)	80	(845)
Balance at end of period	6,750	1,770	8,520	9,589	12,820	8,520	12,820

Key points
•	Reduction in exposures reflects the Non-Core strategy.

•	Approximately 92% of the above exposures represent senior lending at 31 December 2010.

In addition to the above, UK Corporate and Ulster Bank have leveraged finance exposures as set out below.

	31 December 2010	30 September 2010	31 December 2009

UK Corporate
- Debt financing (1)	3,664	3,804	4,041
- Senior debt transactions (2)	2,604	2,721	3,034

Total UK Corporate	6,268	6,525	7,075
Ulster Bank	597	608	621
	6,865	7,133	7,696

Notes:
(1)	Loans for UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.
(2)	Loans to UK mid-corporates supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

29

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Special purpose entities

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	31 December 2010		30 September 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Residential mortgages	76,212	18,215	74,351	18,164	69,927	15,937
Credit card receivables	3,993	34	4,059	1,592	2,975	1,592
Other loans	30,988	974	31,364	1,003	36,448	1,010
Finance lease receivables	510	510	582	582	597	597

Assets are significantly greater than liabilities, as all notes issued by funding related own asset securitisation SPEs are purchased by Group companies.

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group. Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the year both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management. The total assets held by Group-sponsored conduits were £20.0 billion at 31 December 2010 (30 September 2010 - £19.8 billion; 31 December 2009 - £27.4 billion).

The exposure to conduits which are consolidated by the Group, the assets held and commercial papers issued by these vehicles are analysed in the table below.

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total assets	16,390	3,624	20,014	16,183	3,642	19,825	23,409	3,957	27,366
Commercial paper issued (1)	15,522	2,540	18,062	15,430	2,563	17,993	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	868	1,109	1,977	733	1,104	1,837	738	1,059	1,797
- undrawn	21,935	2,980	24,915	22,472	3,277	25,749	28,628	3,852	32,480
PWCE (2)	1,025	257	1,282	918	275	1,193	1,167	341	1,508
	23,828	4,346	28,174	24,123	4,656	28,779	30,533	5,252	35,785
Maximum exposure to loss (3)	22,803	4,089	26,892	23,205	4,381	27,586	29,365	4,911	34,276

Notes:
(1)	Includes £0.7 billion of ABCP issued to RBS plc at 31 December 2010.
(2)	Programme-wide credit enhancement.
(3)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

30

Appendix 2 Additional risk management disclosures (continued)

Other risk exposures: Conduits (continued)

Multi-seller conduits accounted for 44% of the total liquidity and credit enhancements committed by the Group at 31 December 2010 (30 September 2010 - 42%; 31 December 2009 - 43%). The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance. There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move to normal ABCP funding conditions and reduced the need for backstop funding from the Group.

Key points
•	Total assets decreased during the year by £7.4 billion in line with the Group’s strategy of reducing conduit exposure.

•	The average maturity of ABCP issued by the Group’s conduits has risen throughout 2010, at 69.4 days at 31 December 2010 compared with 68.3 days at 30 September 2010 and 58.4 days at 31 December 2009.

•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 31 December 2010 totalled approximately £22.6 billion for multi-seller conduits (30 September 2010 - £21.9 billion; 31 December 2009 - £25.0 billion). For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £22.8 billion (30 September 2010 - £22.0 billion; 31 December 2009 - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•
The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group’s maximum exposure to loss on these two conduits was £4.1 billion at 31 December 2010 (30 September 2010 - £5.6 billion; 31 December 2009 - £9.1 billion), with £2.2 billion of ABCP outstanding at that date (30 September 2010 - £3.2 billion; 31 December 2009 - £7.7 billion).

•
Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (30 September 2010 - £26.0 billion; 31 December 2009 - £25.1 billion) to access the Bank of England’s open market operations for contingent funding purposes.

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards. The Group’s exposure from third-party conduits was £136 million (30 September 2010 - £136 million; 31 December 2009 - £587 million) representing deal specific liquidity.

31

Appendix 3

Asset Protection Scheme

1

Appendix 3 Asset Protection Scheme

Asset Protection Scheme

Covered assets: roll forward to 31 December 2010

The table below shows the movement in covered assets:
Covered amount
£bn

Covered assets at 31 December 2009	230.5
Disposals	(6.7)
Maturities, amortisation and early repayments	(20.4)
Reclassified assets (2)	3.1
Withdrawals	(2.9)
Effect of foreign currency movements and other adjustments	1.8

Covered assets at 30 September 2010	205.4
Disposals	(3.0)
Maturities, amortisation and early repayments	(8.3)
Effect of foreign currency movements and other adjustments	0.6
Covered assets at 31 December 2010	194.7

Notes:
(1)	The Asset Protection Agency (APA) and the Group have now reached agreement on substantially all eligibility issues.
(2)
In Q2 2010, the APA and the Group reached agreement over the classification of some structured credit assets which resulted in adjustments to the covered amount, without affecting the underlying risk protection.

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.

•
As part of the Group’s risk reduction strategy significant disposals were made from the Structured Credit Portfolio (Q4 2010 - £0.4 billion; 2010 - £3.0 billion). The Group also took advantage of market conditions and executed sales from its derivative, loan and leveraged finance portfolios (Q4 2010 - £2.6 billion; 2010 - £6.7 billion).

2

Appendix 3 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to the covered assets.

	31 December 2010	30 September 2010	31 December 2009
	£m	£m	£m

Loans and advances	18,033	17,360	14,240
Debt securities	11,747	12,113	7,816
Derivatives	2,043	2,341	6,834
	31,823	31,814	28,890

By division:
UK Retail	2,964	2,880	2,431
UK Corporate	1,382	1,026	1,007
Ulster Bank	804	697	486

Retail & Commercial	5,150	4,603	3,924
Global Banking & Markets (GBM)	1,496	1,769	1,628

Core	6,646	6,372	5,552
Non-Core	25,177	25,442	23,338
	31,823	31,814	28,890

Key points

Q4 2010 compared with Q3 2010
•	Impairments in Ulster Bank and UK Corporate increased during the quarter but decreased in GBM and Non-Core.

2010 compared with 2009
•	The increase in Non-Core impairments of £1.8 billion accounted for the majority of the increase in credit impairments and write downs in 2010.

•
The APA and the Group reached agreement for the purposes of the Scheme, on the classification of some structured credit assets which has resulted in adjustments to credit impairments and write-downs mainly between debt securities and derivatives.

•	The reduction in GBM is largely a result of transfers to Non-Core in the second half of the year.

3

Appendix 3 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group’s 2010 Annual Report and Accounts.

The table below summarises the triggered amount and related cash recoveries by division.

	31 December 2010			30 September 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,675	455	3,220	3,613	371	3,242	3,340	129	3,211
UK Corporate	4,640	1,115	3,525	4,027	1,032	2,995	3,570	604	2,966
Ulster Bank	1,500	160	1,340	1,387	109	1,278	704	47	657

Retail & Commercial	9,815	1,730	8,085	9,027	1,512	7,515	7,614	780	6,834
Global Banking & Markets	2,547	749	1,798	3,057	464	2,593	1,748	108	1,640

Core	12,362	2,479	9,883	12,084	1,976	10,108	9,362	888	8,474
Non-Core	32,138	4,544	27,594	29,502	2,888	26,614	18,905	777	18,128

	44,500	7,023	37,477	41,586	4,864	36,722	28,267	1,665	26,602

Loss credits			1,241			732			-

			38,718			37,454			26,602

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period or restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. The Group expects additional assets to trigger upon expiry of relevant grace periods based on the current risk rating and level of impairments on covered assets.

(2)
Following the reclassification of some structured credit assets from derivatives to debt securities, the APA and the Group also reached agreement on an additional implied write down trigger in respect of these assets. This occurs if (a) on two successive relevant payment dates, the covered asset has a rating of Caa2 or below by Moody’s, CCC or below by Standard & Poor’s or Fitch or a comparable rating from an internationally recognised credit rating agency and/or (b) on any two successive relevant payment dates, the mark-to-market value of the covered asset is equal to or less than 40 per cent of the par value of the covered asset, in each case as at such relevant payment date.

(3)
Under the Scheme rules, the Group may apply to the APA for loss credits in respect of the disposal of non-triggered assets. A loss credit counts towards the first loss threshold and is typically determined by the APA based on the expected loss of the relevant asset.

(4)
The Group and the APA remain in discussion with regard to loss credits in relation to the withdrawal of £2.0 billion of derivative assets during Q2 2010 and the disposal of approximately £1.6 billion of structured finance and leveraged finance assets in 2010.

(5)	The Scheme rules contain provision for on-going revision of data.

Key points
•	The Group received loss credits in relation to some of the withdrawals and disposals (Q4 2010 - £0.5 billion; 2010 - £1.2 billion).

•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 31 December 2010 is approximately £25 billion (42%) of the £60 billion first loss threshold under APS.

4

Appendix 3 Asset Protection Scheme (continued)

Asset Protection Scheme (continued)

Risk-weighted assets

The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

UK Retail	12.4	13.4	16.3
UK Corporate	22.9	24.0	31.0
Ulster Bank	7.9	8.3	8.9

Retail & Commercial	43.2	45.7	56.2
Global Banking & Markets	11.5	13.2	19.9

Core	54.7	58.9	76.1
Non-Core	50.9	58.0	51.5

APS RWAs	105.6	116.9	127.6

Key points
•	The decrease (Q4 2010 - £11.3 billion; 2010 - £22.0 billion) in RWAs reflects disposals and early repayments as well as changes in risk parameters.

•	In Non-Core, disposals and early repayments were offset by changes in risk parameters.

5